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As filed with the United States Securities and Exchange Commission on May 28, 2008.

Registration No. 333-148079

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3

To

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ExactTarget, Inc.
(Exact name of registrant as specified in its charter)

20-1367351 (I.R.S. Employer Identification Number)	7372 (Primary Standard Industrial Classification Code Number)	Delaware (State or other jurisdiction of incorporation or organization)

20 North Meridian Street
Indianapolis, Indiana 46204
(317) 423-3928
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Scott D. Dorsey
Chief Executive Officer
ExactTarget, Inc.
20 North Meridian Street
Indianapolis, Indiana 46204
(317) 423-3928
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Joseph E. DeGroff, Esq. Janice Wilken, Esq. Ice Miller LLP One American Square Suite 3100 Indianapolis, Indiana 46282 (317) 236-2100	Traci M. Dolan Chief Financial Officer, Executive Vice President of Finance and Administration ExactTarget, Inc. 20 North Meridian Street Indianapolis, Indiana 46204 (317) 423-3928	William B. Asher, Jr., Esq. Lee S. Feldman, Esq. Choate, Hall & Stewart LLP Two International Place Boston, Massachusetts 02110 (617) 248-5000

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offer. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 28, 2008

Shares
Common Stock

ExactTarget, Inc. is selling             shares of common stock and the selling stockholders identified in this prospectus are selling an additional              shares. We will not receive any proceeds from the sale of the shares sold by the selling stockholders. We and the selling stockholders have granted the underwriters an option for a period of 30 days to purchase up to             additional shares from us and the selling stockholders to cover over-allotments, if any.

This is an initial public offering of our common stock. We currently expect the initial public offering price to be between $                    and $                    per share. We have applied to list our common stock on The NASDAQ Global Market under the symbol "EXTG."

INVESTING IN OUR COMMON STOCK INVOLVES RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 8.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts	$	$
Proceeds before expenses, to us	$	$
Proceeds before expenses, to the selling stockholders	$	$

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Thomas Weisel Partners LLC	William Blair & Company

Wachovia Securities

Pacific Crest Securities

Canaccord Adams

The date of this prospectus is             , 2008.

Thousands of organizations trust ExactTarget to help them realize the full potential of permission-based email marketing and emerging one-to-one technologies. Our clients range from non-profits to Fortune 500 companies across many industries.

"With millions of people involved in Papa John's email program, we need a vendor that can withstand the rigors of enterprise-class marketing. **Partnering with ExactTarget has been critical to our success – their guidance and leadership consistently exceed our expectations. Quite simply, ExactTarget is everything we had hoped for and more."**

"Today CareerBuilder.com has 23 million job seekers and is the number one player in its space. **ExactTarget has met our needs every step of the way by providing industry-leading email marketing expertise that drives results."**

"ExactTarget's enterprise solution has allowed Gannett to effectively deploy different email programs across more than one hundred websites. **As our marketing efforts continue to expand in complexity, we'll continue to rely on ExactTarget as a strategic partner for success."**

    You should rely only on the information contained or incorporated in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We and the selling stockholders are offering to sell shares of common stock and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock.

    In this prospectus "Company," "we," "us" and "our" refer to ExactTarget, Inc. Unless otherwise indicated, all information in this prospectus assumes no exercise of the underwriters' over-allotment option.

PROSPECTUS SUMMARY

    You should read the following summary together with the more detailed information concerning our company, the common stock being sold in this offering and our financial statements appearing in this prospectus. Because this is only a summary, you should read the rest of this prospectus before you invest in our common stock. Read this entire prospectus carefully, especially the risks described under "Risk Factors."

Our Business

    ExactTarget is a leading provider of on-demand email marketing software solutions to organizations of all sizes. Our clients depend on our solutions for business-critical marketing and event-triggered communications to increase sales, improve their return on marketing investments and strengthen customer relationships. Through our email offering and our recent expansion into emerging one-to-one marketing technologies, we help our clients deliver the right message to the right person at the right time through the right medium.

    Our on-demand software enables our clients to easily create, target, deliver, track and manage permission-based email marketing communications. We use the phrase "permission-based email marketing" to refer to our clients' practice of sending email to their subscribers only if such individuals have affirmatively opted in to receive such email. Our scalable and modular multi-tenant architecture enables us to serve enterprise as well as small and medium size organizations with a single instance of our software. Through our integration capabilities, our clients can easily incorporate ExactTarget functionality into critical business systems such as customer relationship management, or CRM, web analytics and marketing automation programs, and we have developed standardized integrations with Salesforce, Microsoft Dynamics™ CRM, Omniture and other leading providers. Our software solutions are complemented by our optimization service offering, which include technical support, training and implementation, integration, account management, deliverability, design and deployment and strategic consulting services.

    Our sales and marketing efforts are focused on adding new clients and expanding relationships with existing clients. Our field sales team, based in over 20 U.S. markets, sells directly into the enterprise business market via an in-person sales approach, while our inside sales force sells to small and medium size organizations primarily via telesales. Our sales teams are supported by marketing efforts focused on internet-based lead generation, email newsletters, development of partner relationships and sponsored industry events and conferences. Our indirect sales efforts are focused on building channel relationships with marketing service providers, value added resellers and embedded partners.

    We provide our solutions through annual subscriptions with additional usage-based pricing for email messaging above contracted levels. As of March 31, 2008, our direct client base consisted of more than 3,000 organizations of all sizes, which included approximately 450 marketing service providers. Through these marketing service providers, more than 3,000 additional organizations utilize our technology. Many of our clients are well known companies or organizations such as Careerbuilder.com, Expedia.com, Florida Power and Light, Gannett Co., Inc./USA TODAY, the Indianapolis Colts, The Leukemia & Lymphoma Society, Liberty Mutual Group, Papa John's and Wellpoint, Inc. We have achieved 29 consecutive quarters of revenue growth, and no single client represented more than 3% of our revenues in the year ended December 31, 2007 and the three months ended March 31, 2008. We achieved revenues of $19.7 million, $31.2 million and $48.0 million for fiscal years 2005, 2006 and 2007, respectively. Our operating income increased from a loss of $1.4 million to income of $2.7 million and $4.0 million during the same period.

Our Markets and Opportunities

    In today's media-saturated environment, gaining a customer's attention is increasingly difficult. Therefore, it is a competitive imperative for organizations to deliver personalized, relevant and timely marketing messages. This is achieved by leveraging customer relationship data to optimize every interaction with individual customers. Digital and interactive communication mediums such as email are growing rapidly because they allow for personalization on a mass scale, while reducing the time and cost required to reach customers. Additionally, email solutions allow marketers to test, track and optimize communications in real time.

    The demand for email marketing products and services is large and growing, driven by organizations' desires to leverage the efficiency and effectiveness of this marketing channel. According to Forrester Research, the size of the U.S. email market for technology and services related to integration, strategy, delivery, creative and analytics is expected to grow from $2.3 billion in 2007 to $3.5 billion in 2010, representing a compound annual growth rate of 15%. We believe these segments of the market will grow at a higher rate due to increased outsourcing to email providers as well as growth in event-triggered email communications. Additionally, we believe our total addressable market opportunity will be larger as organizations embrace emerging one-to-one marketing technologies such as short messaging service, or SMS, web landing pages and voice automated solutions.

Our Solutions

    Our on-demand software enables our clients to easily create, target, deliver, track and manage permission-based email marketing communications. Our clients also utilize our software for sending and managing a wide range of event-triggered communications such as billing statements, transaction notifications and alerts. These business-critical communications require best-in-class functionality and services. We believe our solutions offer the following key benefits:

•
Easy to deploy, cost effective and simple to use.  Our intuitive user interfaces and workflow have been designed to enable marketing professionals, with little or no technical background, to create highly targeted and customized one-to-one marketing communications. While easy to use and deploy, our solutions manage email marketing programs for the most sophisticated and demanding organizations.

•
Modular product offering meets diverse and evolving client needs.  We offer four editions of our on-demand software—Core, Advanced, Enterprise and Agency—allowing organizations to select the appropriate level of functionality for their needs. In addition, our on-demand architecture and modular product offering enable our clients to easily add functionality as they increase their email marketing use and sophistication.

•
Automate marketing processes.  Our solutions enable marketers to automate processes required to deliver highly relevant and timely communications. Through our interface, marketers can define, schedule, modify and save complex programs that deliver ongoing, automated event-triggered communications. Automating these processes enables marketers to focus on strategic marketing initiatives rather than the administration of ongoing or repeated customer communications.

•
Integration across internal and external applications.  Our open web services-based architecture enables our solutions to be easily integrated with a wide range of third party service providers and with our clients' in-house applications. Our standardized integrations with CRM software products such as Salesforce and Microsoft Dynamics™ CRM, as well as our partnerships with web analytics vendors such as Omniture, WebTrends and Coremetrics, enable our clients to better leverage customer data to deliver personalized and relevant communications.

•
Reliable and scalable technology infrastructure.  Our technology infrastructure supports large transactional volumes and allows our clients to store large amounts of data without limits while maintaining high application availability that is essential for their business-critical communications.

•
Embedded functionality improves deliverability and CAN-SPAM Act compliance.  We solve challenging issues associated with deliverability of our clients' emails and help our clients with CAN-SPAM Act compliance through functionality embedded within our application, relationships with internet service providers (or ISPs), and our knowledge and experience regarding regulatory matters and deliverability standards.

•
Measurable results via reporting and analytics.  Marketing departments are under increased pressure to track spending, processes and approvals, as well as to justify marketing investment spend through return on investment, or ROI, and other analyses. Through our interface and integration with the leading CRM and web analytics providers, we offer robust reporting and analytics functionality.

Our Products and Services

    Our on-demand modular software enables our clients to easily create, target, deliver, track and manage permission-based email marketing communications and leverage emerging one-to-one technologies like SMS, automated voice solutions and web landing pages. We offer four editions of our application, which allow our clients to select the appropriate level of functionality for their individual needs. We also offer integrated and embedded products so that our clients can easily integrate our functionality into business-critical systems.

  •
  Core Edition—designed to help small and medium sized organizations. Comprehensive and easy-to-use functionality includes content management tools, subscriber management capabilities and real-time tracking.

  •
  Advanced Edition—tailored to meet the needs of the most sophisticated email marketers. In addition to Core Edition capabilities, functionality includes content syndication, dynamic content, relational data, automated interaction management, triggered and transactional communications, advanced reporting and integration capabilities.

  •
  Enterprise Edition—built for distributed organizations that seek centralized control and compliance management for their email marketing communications. In addition to Advanced Edition capabilities, functionality includes international sending, content locking and publishing, account provisioning, advanced role and permission administration, and enterprise tracking and reporting.

  •
  Agency Edition—enables marketing services providers to offer email marketing services to their customers. Through our interface, these service firms can provision, configure and manage their customer accounts through the Core, Advanced or Enterprise editions, as well as by private labeling our application to match their brand.

  •
  ExactTarget Integrated—integrates our products with leading CRM providers Salesforce.com and Microsoft Corporation. These standardized integrations are based on a single data model approach which eliminates the need for synchronization between applications, thus saving time and significantly reducing import, export and unsubscribe management errors. We also offer integrated products with leading web analytics providers including Omniture, WebTrends and Coremetrics. These standardized integrations automate the transfer of website visitor information into our application and return email link tracking information from our application to the web analytics platform.

  •
  ExactTarget Embedded—provides our messaging platform as a set of web services to independent software vendors and other software developers so that they may embed our functionality into their applications. This enables software providers to leverage our functionality, infrastructure and deliverability expertise, thereby significantly reducing their time to market and their upfront and ongoing cost of development and operations.

    Our software solutions are complemented by our optimization services offering, which includes technical support, training and implementation, integration, account management, deliverability, design and deployment and strategic consulting services.

Our Strategy

    Our mission is to be the leading provider of on-demand, one-to-one marketing software and services enabling organizations of all sizes to increase sales, optimize marketing investments and strengthen customer relationships. Key elements of our strategy include:

  •
  Maintaining focus on email marketing solutions;

  •
  Expanding direct and indirect sales;

  •
  Increasing revenue from current clients;

  •
  Extending product offering into emerging one-to-one marketing technologies;

  •
  Increasing our presence internationally; and

  •
  Selectively pursuing acquisitions.

Risks Associated with Our Business

    Our business is subject to numerous risks and uncertainties, as more fully described under "Risk Factors" beginning on page 8, which you should carefully consider prior to deciding whether to invest in our common stock. For example:

  •
  Changes in the market for email marketing solutions could harm our business;

  •
  We may not be able to compete effectively;

  •
  Any failure to protect client data would adversely affect us;

  •
  Defects in our products would harm our business; and

  •
  Our ability to attract and retain clients could adversely affect our revenues and operating results.

Corporate Information

    We began our operations in December 2000 as ExactTarget, LLC, an Indiana limited liability company, and merged into ExactTarget, Inc., a Delaware corporation, in July 2004. Our principal executive offices are located at 20 North Meridian Street, Indianapolis, Indiana 46204, and our telephone number is (317) 423-3928. Our website is http://www.exacttarget.com. The information contained in, or that can be accessed through, our website is not part of this prospectus.

THE OFFERING

Shares of common stock offered by us	Shares
Shares of common stock offered by the selling stockholders	Shares
Over-allotment option	shares, provided by the company and the selling stockholders. See "Underwriting."
Common stock to be outstanding after this offering	shares, or shares if the over-allotment option is exercised in full.
Use of proceeds
We intend to use our net proceeds for general corporate purposes, including working capital and possible acquisitions and investments. We will not receive any proceeds from the sale of common stock by the selling stockholders. See "Use of Proceeds."
Proposed NASDAQ Global Market symbol	"EXTG"

    The number of shares of common stock to be outstanding after this offering is based on the number of shares of common stock outstanding on                          , 2008, and excludes:

  •
  3,753,072 shares of common stock issuable upon exercise of options outstanding as of March 31, 2008 having a weighted average exercise price of $2.49 per share;

  •
  50,000 shares of restricted common stock outstanding as of March 31, 2008;

  •
  980,976 shares of common stock reserved as of March 31, 2008 for future issuance under our equity incentive plan; and

  •
  shares of common stock issuable upon conversion of unpaid dividends on our Series A and Series B preferred stock ($286,000 and $115,000, respectively) at the initial public offering price.

    Unless otherwise indicated, the share information in this prospectus is as of March 31, 2008 and has been adjusted to reflect or assume the following:

  •
  the conversion of all outstanding shares of our preferred stock, including the conversion of accrued but unpaid dividends on our Series C preferred stock, into an aggregate of 12,774,270 shares of our common stock immediately prior to the closing of this offering;

  •
  the filing of our amended and restated certificate of incorporation and the adoption of our amended and restated by-laws immediately prior to the effectiveness of this offering; and

  •
  no exercise of the underwriters' over-allotment option.

SUMMARY FINANCIAL DATA

    The following tables present our summary statements of operations data for the three years ended December 31, 2005, 2006 and 2007, and for the three months ended March 31, 2007 and 2008, and our summary historical, pro forma and pro forma as adjusted balance sheet data as of March 31, 2008. The summary statements of operations data for the three years ended December 31, 2007 are derived from our audited financial statements as of and for the three years ended December 31, 2007. The summary statements of operations data for the three months ended March 31, 2007 and 2008 and the selected balance sheet data as of March 31, 2008 have been derived from our unaudited financial statements included elsewhere in this prospectus. Our unaudited financial statements have been prepared on the same basis as the audited financial statements and notes thereto, which include, in the opinion of our management, all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the financial information set forth in those statements in accordance with United States generally accepted accounting principles. Our historical results for prior interim periods are not necessarily indicative of results to be expected for a full fiscal year or for any future period. You should read this data together with our financial statements and related notes included elsewhere in this prospectus and the information under "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	Year Ended December 31,			Three Months Ended March 31,
	2005	2006	2007	2007	2008
				(unaudited)
	(in thousands, except per share data)
Statements of Operations Data:
Revenues	$19,734	$31,175	$48,005	$10,077	$15,695
Gross profit	15,102	23,347	36,129	7,651	11,618
Operating income (loss)	(1,434)	2,741	4,002	1,470	1,492
Income tax expense (benefit)	—	(3,285)	1,691	627	643
Net income (loss)(1)	(1,458)	6,479	2,462	871	877
Adjustment for redemption of preferred stock	—	(724)	(88)	(88)	—
Accretion of redeemable convertible preferred stock	(420)	(420)	(224)	(105)	—
Net income (loss) available to common stockholders	$(1,878)	$5,335	$2,150	$678	$877

Net income (loss) per common share:
Basic	$(0.30)	$0.83	$0.42	$0.13	$0.17
Diluted	$(0.30)	$0.30	$0.12	$0.04	$0.04
Weighted average number of common shares outstanding—basic	6,342	6,440	5,163	5,342	5,123
Weighted average number of common shares outstanding—diluted	6,342	19,305	20,169	19,672	20,244
Pro Forma (unaudited)(2)
Net income per common share:
Basic	—	—	$0.13	—	$0.05
Diluted	—	—	$0.12	—	$0.04
Weighted average number of common shares outstanding—basic	—	—	17,891	—	17,897
Weighted average number of common shares oustanding—diluted	—	—	20,169	—	20,244
Non-GAAP Financial Measure:
EBITDA(3)	$(510)	$4,670	$6,678	$2,056	$2,373

(1)
Net income (loss) includes stock-based compensation, as follows:
	Year Ended December 31,			Three Months Ended March 31,
	2005	2006	2007	2007	2008
				(unaudited)
	(in thousands)
Stock-based compensation	$—	$113	$349	$52	$159
(2)
Pro forma to give effect to the automatic conversion of all outstanding shares of our preferred stock into shares of our common stock upon the closing of this offering, including the conversion of accrued but unpaid dividends on our Series C preferred stock, but excluding shares of common stock issuable upon conversion of unpaid dividends on our Series A and Series B preferred stock ($286,000 and $115,000, respectively) at the initial public offering price.

(3)
We provide "EBITDA," which is a non-GAAP financial measure, because we believe this measure provides important supplemental information regarding our operating performance and is often used by investors and analysts in their evaluation of companies such as ours. In addition, we use EBITDA as a measurement of our operating performance because it assists us in comparing our operating performance on a consistent basis by removing the impact of certain non-cash and non-operating items. We calculate EBITDA as net income (loss) before (1) other income, (expense) which includes interest income, interest expense and other income and expense (2) income tax expense (benefit), and (3) depreciation and amortization of property and equipment. This non-GAAP financial measure is used in addition to and in conjunction with results presented in accordance with GAAP and should not be relied upon to the exclusion of GAAP financial measures. EBITDA reflects an additional way of viewing aspects of our operations that, when viewed with our GAAP results and the accompanying reconciliations to corresponding GAAP financial measures, provide a more complete understanding of factors and trends affecting our business.

    The table below reconciles net income (loss) to EBITDA for the periods presented:

	Year Ended December 31,			Three Months Ended March 31,
	2005	2006	2007	2007	2008
				(unaudited)
Net income (loss)	$(1,458)	$6,479	$2,462	$871	$877
Income tax expense (benefit)	—	(3,285)	$1,691	627	643
Other income (expense), net	(24)	453	151	28	28
Depreciation and amortization of property and equipment	924	1,929	2,676	586	881

EBITDA	$(510)	$4,670	$6,678	$2,056	$2,373

    The following table summarizes our balance sheet data as of March 31, 2008:

  •
  On an actual basis;

  •
  On a pro forma basis to reflect the automatic conversion of all outstanding shares of our preferred stock into shares of common stock upon the closing of the offering; and

  •
  On a pro forma as adjusted basis to reflect the pro forma adjustment above, as well as the receipt by us of estimated net proceeds of $                          from the sale of                           shares of common stock offered by us, at an assumed initial public offering price of $                          per share, less estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	As of March 31, 2008
	(unaudited)
	Actual	Pro forma	Pro forma as adjusted
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents(1)	$3,415	$3,415
Total assets(1)	33,603	33,603
Total deferred revenue(2)	15,901	15,901
Total debt, including current portion	425	425
Redeemable convertible preferred stock	11,760	—
Total stockholders' equity (deficit)(1)	(550)	11,210

(1)
A $1.00 increase (decrease) in the assumed public offering price would increase (decrease) each of cash, total assets and total stockholders equity (deficit) by $              million, assuming the number of shares offered by us, as set forth on the cover of the prospectus, remains the same after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(2)
Includes deferred revenue included in long-term obligations and other.

RISK FACTORS

    Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below, together with the other information contained in this prospectus (including our financial statements and related notes), before making an investment decision. Any of the following risks could have a material adverse effect on our business, financial condition, results of operations or prospects. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

Risks Related to Our Business and Industry

Our business is dependent on the market for email marketing solutions and there may be changes in the market which could reduce the demand for our products and services and lead to a decrease in revenues.

    We derive, and expect to continue to derive, substantially all of our revenue from our email marketing solutions. The market for email marketing solutions is at a relatively early stage of development, making our business and future prospects difficult to evaluate. Our current expectations with respect to areas of growth within the market may not prove to be correct.

    Should our clients lose confidence in the value or effectiveness of email marketing, the demand for our products and services will likely decline. A number of factors could affect our clients' assessment of the value or effectiveness of email marketing, including the following:

  •
  continual growth in the number of emails sent or received on a daily or regular basis;

  •
  the ability of filters to effectively screen for unwanted emails;

  •
  the ability of smart phones or similar communications to adequately display email;

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  continued security concerns regarding Internet usage in general from viruses, worms or similar problems affecting Internet and email utilization; and

  •
  increased governmental regulation or restrictive policies adopted by ISPs that make it more difficult or costly to utilize email for marketing communications.

    Any decrease in the use of email by businesses would reduce demand for our email marketing products or services and our business and results of operation would suffer.

    In addition, it is uncertain whether our solutions will achieve and sustain the high level of market acceptance that is critical to the success of our business. Small to medium size organizations in particular have generally been slower than others to adopt email marketing as a part of their marketing efforts. Many companies have invested substantial personnel and financial resources in their marketing departments in order to develop internal solutions for managing their email marketing activities, and those departments may be reluctant or unwilling to purchase third party solutions such as ours. Other businesses may elect to manage their email marketing through software solutions obtained from their existing enterprise resource planning or infrastructure software providers. If the market for email marketing solutions fails to grow or grows more slowly than we currently anticipate, demand for our solutions may decline and our revenue would suffer.

    We may not be able to successfully address any of these challenges, risks and difficulties, including the other risks related to our business and industry described below. Failure to adequately do so could adversely affect our business, results of operations or financial condition.

The market in which we participate is competitive and, if we do not compete effectively, we may fail to add new clients, retain existing clients or increase our revenues.

    The market for email marketing products and services is fragmented, competitive and rapidly evolving, and there are relatively low barriers to entry into this market.

    We provide email marketing products and services to a broad range of clients, including small, medium and enterprise organizations. We have a number of competitors that are focused on the enterprise market, including CheetahMail Inc. (a subsidiary of Experian Group Limited), e-Dialog, Inc., Epsilon Data Management, LLC (a subsidiary of Alliance Data Systems Corporation), Responsys, Inc. and Silverpop Systems Inc. Other companies are focused on providing email marketing products for small organizations, including Constant Contact, Inc., VerticalResponse, Inc. and Got Corporation. We also may face competition from marketing service providers as well as from in-house solutions that our clients may develop. Competition could result in reduced sales, reduced margins or the failure of our email marketing products and services to achieve or maintain more widespread market acceptance, any of which could harm our business. In the future, we may also face competition from new companies entering our market, which may include large, established companies, such as Microsoft Corporation, Google Inc. or Yahoo! Inc., each of which currently offers email applications, and CRM and web analytics and marketing automation providers. If these companies decide to develop, market or resell competitive email marketing products, acquire one of our existing competitors or form a strategic alliance with one of our competitors, our ability to compete effectively could be significantly compromised and our operating results could be harmed.

    Our current and potential competitors may also have significantly more financial, technical, marketing and other resources than we do and may be able to devote greater resources to the development, promotion, sale and support of their products. Our potential competitors may also have or develop more extensive client bases and broader client relationships than we have. In addition, these companies may have longer operating histories and greater name recognition than we have. These competitors may be better able to respond more quickly to new opportunities and to undertake more extensive marketing campaigns. If we are unable to compete with such companies, the demand for our products and services could decline.

Mergers or other strategic transactions involving our competitors could weaken our competitive position, limit our growth prospects or reduce our revenues.

    We believe that our industry is highly fragmented and that there is likely to be consolidation, which could lead to increased price competition and other forms of competition. Increased competition may cause pricing pressure and loss of market share, either of which could have a material adverse effect on our business, limit our growth prospects or reduce our revenues. Our competitors may establish or strengthen cooperative relationships with value added resellers, marketing service providers, third party consulting firms or other parties. Established companies may not only develop their own products but may also merge with or acquire our current competitors. It is also possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. Any of these circumstances could materially and adversely affect our business.

We may be liable to our clients and may lose clients if we fail to protect the confidentiality and/or integrity of client information, provide poor service, experience unplanned outages, do not comply with our agreements or if there is a loss or corruption of client data.

    We will typically have access to and possession of certain client information, including confidential information such as email addresses, and other marketing and personally identifiable information concerning their employees, agents, partners, customers, prospects and other constituencies. As a part of our standard agreements, we undertake to use reasonable precautions to protect such confidential information. Our ability to collect, process and maintain the confidentiality of this information may be adversely affected by the intentional or unintentional acts of one or more of our employees, the malfunction of our software applications or other factors outside of our control. For example, computer viruses may harm our systems causing data we maintain and supply to our clients or data that our clients input and maintain on our systems to be lost or corrupted. In addition, third parties may obtain unauthorized access to our system and misappropriate this data.

    Our client agreements generally provide our clients the right to terminate their agreements for cause if we materially breach our obligations. Any failures in the products or services that we supply, including any such failure relating to problems with or loss of access to our systems, power outages or any other unplanned down time, or the loss or corruption of any of our clients' data, that we cannot rectify in a reasonable time period may give our clients the right to terminate their agreements with us and could subject us to liability. In addition to potential liability, if we supply inaccurate data or experience interruptions in our ability to supply or process data, our reputation could be harmed and we could lose clients.

    Although we maintain general liability insurance, including coverage for errors and omissions, this coverage may be inadequate, or may not be available in the future on reasonable terms, or at all. In addition, we cannot assure that these policies will cover any claim against us for loss of data or other indirect or consequential damages, and defending a lawsuit, regardless of its merit, could be costly and divert management's attention.

Defects or errors in our software could adversely impact our clients' ability to effectively use our application, adversely affect our reputation, result in significant costs to us and impair our ability to sell our products or services, each of which could adversely affect our operating results.

    Our software applications may contain defects or errors which could materially and adversely impact our clients' ability to use our application, affect our reputation, result in significant costs to us and impair our ability to sell our products or services in the future. After the release of new software products or new versions of existing software products, defects or errors may also be identified from time to time by our internal team and by our clients. The costs incurred in correcting any product defects or errors may be substantial and would adversely affect our operating results. Such defects or errors may occur in the future and could result in:

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  loss of the business of the affected clients;

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  liability to the affected clients, including the substantial cost of defending lawsuits;

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  payment delays or reductions by the affected clients;

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  loss or delay of market acceptance of our products or services;

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  additional costs to correct the errors or defects;

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  increased insurance costs; and

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  damage to our reputation.

Our failure to properly manage internet domains and IP addresses on behalf of clients could result in intermittent or prolonged email delivery failure, harm our clients' reputation with internet service providers and lead to our loss of clients.

    We purchase and manage thousands of internet domains and internet protocol, or IP, addresses on behalf of our clients. Clients also delegate sub-domains of their primary internet domain to us. Our clients use these IP addresses and internet domains when sending email via our application software. ISP's use these IP addresses and domains to identify email senders. If we fail to manage these IP addresses and domains or to properly publish to internet directories the reference of these IP addresses and domains, it could confuse the identity of the client sending the email and/or cause intermittent or prolonged email delivery failure. Many clients use shared IP addresses and standard ExactTarget domains. If we fail to properly monitor the sending of email on these shared IP addresses and private domains, clients using such shared IP addresses and standard domains will experience intermittent or prolonged email delivery failure. Any of these circumstances could result in the loss of clients.

Our operating results and revenues will be adversely affected if we are not able to retain existing clients or add new clients.

    During the year ended December 31, 2007 and the three months ended March 31, 2008, in excess of 80% of all our existing client contracts that were eligible for renewal were renewed. Such historic performance is not necessarily indicative of future performance, and there is no guarantee that new clients will demonstrate the loyalty our existing clients have exhibited in the past or that our existing clients will continue to use our products or services consistently. Clients cancel their accounts for many reasons, including perceptions that they do not use our products and services effectively, that our products or services do not generate the results our clients expected or that that they can manage their email programs without our help. We also have terminated clients that fail to comply with our standard terms and conditions, including failure to comply with our anti-spam policy. New clients must be added to replace clients whose accounts are cancelled or terminated, which may involve significantly higher sales and marketing expenditures than we currently anticipate. Although we utilize a broad range of direct and indirect channels to market and sell our products and services to new clients, if such efforts are not successful or the costs of such efforts increase, our ability to attract new clients will be adversely affected. Our continued success will also depend on our ability to effectively retain existing clients, and if we are unable to attract new clients in numbers sufficient to replace former clients or to otherwise grow our business, our operating results will be adversely affected.

We are in the process of implementing additional functionality for our new accounting system, and problems in the implementation or operation of the system or delays in preparing our quarterly or annual financial statements may result in our inability to accurately or timely prepare and file financial reports or otherwise comply with the financial reporting requirements of a public company.

    In January 2008 we implemented a new accounting system and are in the process of implementing additional functionality. Our new accounting system will provide us with the ability to expand our accounting capabilities as our business grows while providing the necessary accounting controls needed for compliance with SEC rules and the Sarbanes Oxley Act. We continued to run our existing accounting system through December 31, 2007. As of December 31, 2007, we had not used the new accounting system to prepare financial reports for any periods. We prepared our first financial statements utilizing our new accounting system for the first quarter ending March 31, 2008. Any errors or future delays we experience in using the new system could adversely affect our ability to file our quarterly, annual or other reports with the SEC on a timely and accurate basis.

We have experienced rapid growth in recent periods. If we fail to manage our growth effectively, we may be unable to execute our business plan, maintain high levels of service or address competitive challenges adequately.

    We have substantially expanded our business, client base, headcount and operations in recent periods. We have increased our number of employees from 165 at December 31, 2005 to 283 at December 31, 2007 and have increased our revenues from $19.7 million in 2005 to $48.0 million in the fiscal year ended December 31, 2007. Our historical growth rate is not necessarily indicative of the growth that we will achieve in the future. Our recent expansion has placed, and our anticipated growth may continue to place, a significant strain on our managerial, administrative, operational, technological, financial and other resources. Our success will depend in part on our ability to manage this growth effectively. We intend to further expand our overall business, client base, headcount and operations as we prepare to become a public company and to expand our operations internationally. Creating a global organization and managing a geographically dispersed workforce as well as a large and diverse client base will require substantial management effort and significant additional investment in our personnel, technology and infrastructure. In order to support and sustain our growth, we will be required to continue to improve our technology, our operational, financial and management controls and our reporting procedures. The additional headcount and capital investments we expect to add will increase our cost base, which will make it more difficult for us in the short term to offset any future revenue shortfalls by expense reductions. If we fail to successfully manage our growth, we will be unable to execute our business plan.

If we are not able to sell additional products and services to our existing clients, our revenue growth will be adversely affected.

    We sell our products and services to both new clients and existing clients. A significant factor in our success to date and in our business strategy is to expand our relationships with existing clients by selling additional products and services to these clients. Many of our existing clients initially purchase limited products or services and later upgrade to more robust and higher priced products or services or purchase additional products or services. In the future, these clients might not choose to upgrade or expand their purchases of our products or services. In addition, as we deploy new applications and features for our existing offerings or introduce new services, our current clients could choose not to purchase products or services based on these new offerings. If we fail to generate additional business from our existing clients, our revenue could grow at a slower rate or even decrease.

As our client base grows, we will be required to make significant investments in personnel to provide services to these clients, which could have a negative impact on our gross profit margin and results of operations.

    Our client base has grown to more than 3,000 direct clients and more than 3,000 indirect clients as of March 31, 2008. As our clients' usage of our on-demand email marketing software increases, we have experienced an increased demand for our optimization services, including: technical support, training and implementation, integration, account management, deliverability, design and deployment and strategic consulting services. We presently employ more than 85 service personnel and expect that the number of personnel required to provide these services to our clients will increase as our client base continues to grow. As the service offerings of our email marketing solutions typically have a higher cost of revenue than our on-demand software solutions, the increase in sales of services may have an adverse effect on our gross profit margin and results of operations.

If we do not continue to innovate and provide solutions that are useful to existing and potential clients, we may not remain competitive, and our revenues may decline.

    We have historically focused on establishing and maintaining the features of our products and services and ensuring their stability and ability to integrate with other software. However, our success depends on our ability to offer email marketing solutions to our clients that effectively compete with our competitors' products or other systems that may be developed by our clients. We expect our competitors to develop new products and services, and we will need to be innovative and invest significant resources in research and development to enhance our existing products and develop new products that keep pace with technological developments and meet our clients' needs in order to remain competitive. In addition, if we are unable to predict customer preferences or industry changes, or if we are unable to modify our products or service offerings on a timely basis, we may lose clients. Our revenues would also suffer if our innovations are not appropriately timed with market opportunities or are not effectively brought to market.

We have recently expanded our product functionality to include certain emerging one-to-one technologies that have yet to achieve market acceptance, that may not result in significant revenue growth or that may require us to commit significant financial resources to an unproven business, any of which may adversely affect our revenues and gross profit margin.

    We have recently expanded our marketing solutions beyond email to include emerging forms of digital one-to-one marketing, including SMS and web landing pages, and integration with permission-based voice communication solutions. The market for such emerging technologies is at an early stage, and it is uncertain whether our new digital one-to-one marketing capabilities will achieve and sustain high levels of market acceptance. If we are unable to continue to develop and successfully launch these new digital one-to-one marketing capabilities or if these new capabilities are not able to achieve market acceptance, our business, our revenues and our gross profit margin may be adversely affected.

    These emerging forms of digital one-to-one marketing present new technological, regulatory and other challenges, with which compliance may be difficult and expensive. As emerging forms of digital one-to-one marketing continue to evolve, additional regulation by federal, state and foreign governments is likely. Compliance with the evolving regulation of these emerging channels, including regulations covering voice communications such as the Telephone Consumer Protection Act and the Telemarketing and Consumer Fraud and Abuse Prevention Act, may be expensive, and we may be unable to pass those increased costs on to our clients. Regulation may also restrict the frequency, timing and content of communications through these emerging channels, limiting their effectiveness and adversely affecting our business. It is also possible that government agencies may impose taxes on services provided through these channels, which may discourage the use of these emerging forms of digital one-to-one marketing. In addition, while we will try to build and maintain the technological infrastructure necessary for such emerging forms of one-to-one marketing, we may not be able to scale our infrastructure quickly enough to meet our clients' needs, or the implementation of such infrastructure may be so costly that it will adversely affect our financial performance. If we fail to successfully meet the new business challenges presented by these new digital one-to-one marketing solutions, we may not be able to attract new clients or retain existing clients in sufficient numbers to justify the costs of developing such applications, and our business, our revenues and gross profit margin may suffer as a result.

As the number of our clients, the volume of transactions supported by our applications and the amount of data that we store and utilize increase, we may not be able to scale our infrastructure quickly enough to meet our clients' growing needs and, even if we can, we may incur significant costs.

    We are retaining and attracting new clients in growing numbers, and our clients are continually increasing the volume and sophistication of their transactions using our applications and the amount of data that we must store and process. Expanding the technological infrastructure required to satisfy the increasing number and needs of clients and the vast amounts of data that they require us to store and utilize will require additional expenditure and expertise. It is possible that we will not be able to scale our infrastructure as quickly as our clients' needs grow and, even if we can, the costs that we incur may be significant and may adversely affect our financial performance.

We may be unsuccessful selling our email marketing solutions to small and medium size organizations and to large enterprises, which could result in increased operating expenses to develop separate solutions and sales channels for these markets.

    Our strategy is to sell our email marketing solutions both to small and medium size organizations as well as to large enterprises. Our ability to attract and retain clients will depend in part upon our ability to provide them with email marketing solutions that meet the particular requirements of their organization. If the requirements of small and medium size organizations and those of large organizations diverge over time, we may be required to develop separate products, services offerings and sales and services organizations for those markets. This may result in increased expenses and, as a result, our results of operations may be adversely affected.

If we fail to promote and maintain our brand in a cost-effective manner, we may not be able to increase our revenues and we may experience increased operating expenses.

    We believe that developing and maintaining awareness of the ExactTarget brand in a cost effective manner is critical to achieving widespread acceptance of our existing and future products and services, retaining existing clients and attracting new clients. Recently, we launched a new corporate brand identity designed to better describe our product and service offerings and our understanding of the changing landscape for email marketing and one-to-one marketing technologies. Such brand promotion activities may not yield increased revenue and, even if they do, any revenue increases may not offset the expenses we incur to build our brand. If we fail to successfully promote and maintain our brand, we may not be able to attract new clients or retain existing clients in sufficient numbers to justify our brand promotion expenses and our revenues and profitability may suffer as a result.

New governmental regulation of the conduct of business over the Internet may increase our expenditures related to regulatory compliance efforts or restrict our clients' ability to use email as a means of commercial marketing.

    As Internet commerce continues to evolve, increasing regulation by federal, state or foreign governments becomes more likely. To comply with such laws or regulations, our operating expenses may increase, and we may be unable to pass along those increased costs to our clients. Any such new laws and regulations could also restrict our and our clients' ability to use email as a means of commercial marketing which would damage our business, and could also restrict the manner in which information can be communicated by businesses over the Internet including the frequency, timing and content of email communications. In addition, federal, state and foreign governmental or regulatory agencies may decide to impose taxes on services provided over the Internet or via email. Such taxes could discourage the use of the Internet and email as a means of commercial marketing which would damage our business.

Existing federal, state and international laws regulating email marketing practices impose certain obligations on the senders of commercial emails and could expose us to liability for violations, decrease the effectiveness of our email marketing solutions, and expose us to financial, criminal and other penalties for non-compliance, which could increase our operating costs or impair our ability to attract and retain clients.

    The Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003, or the CAN-SPAM Act establishes certain requirements on and specifies penalties for commercial email that violates the Act. The CAN-SPAM Act, among other things, obligates the sender of commercial emails to provide recipients with the ability to opt out of receiving future commercial email messages from the sender for at least 30 days after the initial email is sent, and to remove those electing to opt out within 10 business days of receipt of the opt out request. As a result, in the event our products and services were to become unavailable or malfunction for any period of time for any reason, our clients could violate the provision of the CAN-SPAM Act. Moreover, non-compliance with this and other aspects of the CAN-SPAM Act carries significant financial penalties. Many states have also passed laws regulating commercial email practices that typically provide a private right of action and specify damages and other penalties, which in some cases may be substantial. Some of these laws are significantly more punitive and difficult to comply with than the CAN-SPAM Act. Utah and Michigan, for example, have enacted do-not-email registries listing minors who are registered to avoid receipt of unsolicited commercial email that markets certain covered content, such as adult or other products the minor cannot legally obtain. It is not settled whether all or a portion of certain state laws may be preempted by the CAN-SPAM Act. In addition, certain foreign countries have enacted laws that regulate sending email, and some of these laws are more restrictive than U.S. laws. For example, some foreign laws prohibit sending unsolicited email unless the recipient has provided the sender advance consent to receipt of such email, or in other words has "opted-in" to receiving it. If we were found to be in violation of the CAN-SPAM Act, applicable state laws not preempted by the CAN-SPAM Act, or foreign laws regulating the distribution of email, whether as a result of violations by our clients or if we were deemed to be directly subject to and in violation of these requirements, we could be exposed to one or more of the following consequences:

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  payment of statutory, actual or other damages;

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  criminal penalties;

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  actions by state attorneys general;

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  actions by private citizens or class actions; and

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  penalties imposed by regulatory authorities of the U.S. government, state governments and foreign governments.

    Any of these potential areas of exposure would adversely affect our financial performance could preclude us from doing business in specific jurisdictions, and significantly harm our business. We also may be required to change one or more aspects of the way we operate our business, which could increase our operating costs or impair our ability to attract and retain clients.

Private spam blacklists have in the past interfered with, and may in the future interfere with, our clients' ability to communicate with their subscribers and their ability to effectively deploy our email marketing products or services which could reduce the effectiveness of our solutions and could result in a loss of clients and reduced revenues.

    Our clients depend on email to communicate with their subscribers. In an effort to regulate the use of email for commercial solicitation, various private companies maintain "blacklists" of companies and individuals, and the websites, ISPs and Internet protocol addresses associated with those entities or individuals, that do not adhere to standards of conduct or practices for commercial email solicitations that the blacklisting entity believes are appropriate. If a company's Internet protocol addresses are listed by a blacklisting entity, emails sent from those addresses may be blocked if they are sent to any Internet domain or Internet address that subscribes to the blacklisting entity's service or purchases its blacklist. It is possible that this sort of blacklisting or similar restrictive activity could interfere with our clients' ability to communicate with their subscribers and could undermine the effectiveness of our clients' email marketing campaigns, all of which could damage our business by the loss of clients and reduced revenues.

    ISPs can also block emails from reaching their users. Recent releases of ISP software and the implementation of stringent new policies by ISPs make it more difficult for our clients to deliver emails. If ISPs materially limit, delay or halt the delivery of our clients' emails, or if we fail to deliver our clients' emails in a manner compatible with ISPs' email handling or authentication technologies, then the demand for our products or services could be reduced and our clients may seek to terminate their agreements with us.

The ability of our clients to solicit, collect, process and use data derived from their subscribers may be restricted by existing and future privacy laws and regulations. In turn, we may be restricted from providing certain services, required to implement additional procedures and security systems and be exposed to the costs and liability associated with complying with or violating those regulations, all of which could adversely affect our operating results by increasing our costs and decreasing the demand for our products and services.

    Existing laws regulate the solicitation, collection, processing, transfer, use and other exploitation of consumers' personal information and other types of information. Such laws and regulations may require companies to implement privacy and security policies, permit users to access, correct and delete personal information stored or maintained by such companies, inform individuals of security breaches that affect their personal information, and, in some cases, obtain individuals' consent to use personal information for certain purposes. Additional privacy laws and regulations are possible and they could, if enacted, prohibit the use of certain technologies that track individuals' activities on web pages or that record when individuals click through to an Internet address contained in an email message. Such laws and regulations could restrict our clients' ability to collect and use email addresses, page viewing data and personal information, which may reduce demand for our products and services. Some regulations may cause our clients to insist that we adopt or implement certain security and privacy policies and procedures, or to implement certain security measures. The cost to comply with such demands or regulations could be significant and would increase our operating expenses, and we may be unable to pass along those increased costs to our clients.

We may face liability and increased costs for unauthorized, inaccurate or fraudulent information distributed by our clients.

    Without our knowledge or direct participation, it is possible that our clients could use our email marketing products to transmit infringing content, libelous or negative messages, website links to harmful applications, inaccurate or fraudulent information, or to distribute copyrighted material or materials containing the intellectual property of a third party without that party's permission. We could face claims for damages and other relief for copyright, trademark, patent or other intellectual property rights infringement, misappropriation of trade secrets, defamation, libel, slander, negligence, fraud, or other torts relating to the content of email or use of our products.

    Even if claims asserted against us do not result in liability, we may incur substantial costs in investigating and defending such claims. If we are found liable for our clients' activities, we could be required to pay fines or penalties, redesign business methods or otherwise expend resources to remedy any damages caused by such actions and to avoid any future liability.

    Our existing insurance may not cover all potential claims to which we are exposed or may not be adequate to protect or shelter us for all liabilities that may be imposed. Any imposition of liability that is not covered by insurance or is in excess of insurance coverage would increase our costs and adversely affect our financial performance.

Many of our indirect sales channels are relatively new and, if we are unable to successfully develop and maintain relationships with indirect sales channel partners, our ability to increase our client base and grow our revenues could be adversely affected.

    To complement our direct sales efforts, we have expanded our indirect sales channels by growing our relationships with various marketing service providers, value-added resellers and embedded partners. In addition to the ongoing success of our sales force, our ability to achieve significant revenue growth in the future will depend in large part on our success in establishing and maintaining certain of these relationships. Substantially all of our indirect sales to date have been through marketing service providers, and we have only recently expanded our indirect sales channels to include value-added resellers and embedded partners. Since many of these relationships are relatively new, our ability to develop and maintain these relationships remains uncertain. If we are unable to successfully develop and maintain those relationships or replace them with similar new relationships, our client base may not increase and our revenues could suffer.

Our relationships with original value-added resellers, embedded partners and marketing service providers may be terminated or may not continue to generate new email marketing clients, which could adversely affect our ability to increase our client base, increase our operating costs and negatively impact our revenues.

    We rely on value-added resellers, embedded partners and marketing service providers, as well as our direct sales force, to sell our products and services. These strategic partners sell our products and services, refer clients to us or incorporate our software into systems that they sell. More than 80% of our aggregate contract value for the year ended December 31, 2007 was derived from our direct client base with the balance principally attributable to marketing service providers who remarket our solutions to their customers. Although we have generally entered into agreements with these strategic partners, the agreements do not require them to use us as their sole email marketing product or service. As a result, we have no control over the amount of products or services that these strategic partners purchase from us or sell on our behalf, or the number of clients referred to us by them. In addition, if our strategic partners determine that our direct sales activities are competitive with their sales efforts, they may cease marketing our products and services actively or terminate their relationship with us. If we are unable to maintain our strategic relationships or establish similar new relationships, we may experience delays and increased costs in adding clients, which could have a material adverse effect on us. Any material decrease in the volume of sales generated by these strategic relationships could materially adversely affect our revenues in future periods.

We have entered into a non-exclusive license that allows us to utilize methods covered by a business process patent held by a third party in providing our products and services, and our inability to maintain that license could have a material adverse effect on the demand for our products or services, which would adversely affect our revenues and results of operations.

    We have entered into a license agreement with Hula Holdings, LLC and Subscribermail, LLC (to whom we collectively refer to as Subscribermail) under which we have a non-exclusive license to use methods covered by a business process patent held by Subscribermail for multi-level electronic mail communications programs. Assuming we make all required license payments, the license will survive for the term of the patent, which expires in November 2021. If we were to lose the license for any reason, the quality and competitive value of our products may decline, which would have a material adverse effect on our revenues and results of operations. Because the license is non-exclusive, our competitors may have access to this methodology.

We currently use commercially available software and internet-based services to build our application, which may become cost prohibitive.

    Our application utilizes proprietary and commercially available software and internet-based services, including the products and services of Microsoft Corporation and Akamai Technologies, Inc. The cost of these commercially available products and services may increase in the future, which could materially increase the cost of providing our solutions to our clients and adversely affect our results of operations. We may be forced to seek commercially available alternatives, which may not be available upon terms and conditions acceptable to us, or at all. In addition, any alternatives might not allow us to provide the functionality of our current application, which could cause us to lose clients or fail to gain new clients.

We are dependent on our executive officers and other key personnel, and the loss of any of them may prevent us from implementing our business plan in a timely manner if at all.

    Our success depends largely upon the continued services of our executive officers and other key personnel, particularly Scott D. Dorsey, our President and Chief Executive Officer, Traci M. Dolan, our Chief Financial Officer and Executive Vice President, Finance & Administration, Scott S. McCorkle, our Executive Vice President, Technology and Product, Scott J. Bleczinski, our Executive Vice President, Sales, Peter McCormick, our Vice President, Partnerships and Tim Kopp, our Chief Marketing Officer. The loss of one or more of our executive officers or other key employees and the process to replace any such key personnel could seriously harm our business and cause our stock price to decline. As a part of the offering of our Series C preferred stock, we were required to obtain key man life insurance on Mr. Dorsey with a face value of at least $2.0 million. We do not maintain key man life insurance on any other officers and have not decided whether to continue the insurance on Mr. Dorsey after this offering.

    We have entered into employment agreements with Messrs. Dorsey, McCorkle, Bleczinski, McCormick, Kopp and Ms. Dolan. These agreements automatically terminate upon the executive officer's death or disability, as defined in the employment agreement. We may terminate the executive officer's employment at any time, with or without cause, and the executive officer may resign at any time, with or without cause. The employment agreements include employee confidentiality, non-competition and non-disparagement obligations. The confidentiality and non-disparagement provisions continue indefinitely and the non-competition provisions expire 12 months after termination of the executive officer's employment. The employment agreements also provide for severance payments equal to 6 months base salary for officers other than Mr. Dorsey, and 12 months base salary for Mr. Dorsey, if we terminate the executive officer's employment for reasons other than unacceptable performance, as defined in the employment agreement, or the executive officer terminates his or her employment for adequate reason, as defined in the employment agreement.

We may not be able to attract and retain the highly skilled employees we need to support our planned growth.

    To execute our business strategy, we must attract and retain highly qualified personnel. Our business requires trained employees with a skill set unique to the email marketing industry. Competition for these personnel is intense, and we have from time to time in the past experienced, and we expect to continue to experience in the future, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. Many of the companies with which we compete for experienced personnel have greater resources than we do. Often we are required to recruit qualified candidates from outside the Indianapolis, Indiana, area, where our headquarters is located, which can be time-consuming and costly. In addition, in making employment decisions, particularly in the Internet and high-technology industries, job candidates often consider the value of the stock options or restricted stock they are to receive in connection with their employment. Significant volatility in the price of our stock after this offering may, therefore, adversely affect our ability to attract or retain key employees. In addition, we invest significant time and expense in training our employees, which increases their value to competitors who may seek to recruit them. If we fail to attract new personnel or fail to retain and motivate our current personnel, our business and future growth prospects could be severely damaged.

We currently utilize a single data center and any disruption could result in interruptions in the availability of our software application which could result in reduced revenues, cause us to issue credits to clients, subject us to potential liability, cause clients to terminate their agreements with us, increase our operating costs or harm our renewal rates.

    We currently host our products and services and meet the needs of our clients from a single data center located in Indianapolis, Indiana, which is owned and operated by a third party. The owner and operator of this facility does not guarantee that our clients' access to our products or services will be uninterrupted, error-free or secure. We do not control the operation of this facility. This facility is vulnerable to damage or interruption from earthquakes, fires, terrorist attacks, power losses, telecommunications failures and similar events. It also could be subject to break-ins, computer viruses, sabotage, intentional acts of vandalism and other misconduct. The occurrence of a natural disaster or an act of terrorism, a decision to close the facilities without adequate notice or other unanticipated problems could result in lengthy interruptions in the delivery of our products or services.

    Our agreement with our data facility provider has an initial term that expires in 2009, with automatic one year extensions thereafter subject to rights of termination. Our data facility provider has no obligation to renew its agreement with us on commercially reasonable terms, or at all. If we are unable to renew our agreement with the facility on commercially reasonable terms, we may experience costs or downtime in connection with the transfer to a new data center facility. Any errors, defects, disruptions or other performance problems with the delivery of our products or services could harm our reputation and may damage our clients' businesses. Interruptions in our products or services might also reduce our revenue, cause us to issue credits to clients, subject us to potential liability, cause clients to terminate their agreements or harm our renewal rates. In the event that our arrangement with the data center provider is terminated, or there is a lapse of service or damage to the facility, we could experience interruptions in the delivery of our products or service to our clients as well as delays and additional expense in arranging new facilities.

    We are currently investing in capital equipment for a second data center, also owned and operated by a third party, located in Las Vegas, Nevada, that will offer redundant storage and operational capabilities to our facility in Indianapolis. The principal terms of our agreement for this new facility are comparable to those for our existing facility, and the second facility will also be subject to the same risks of interruption as our Indianapolis facility. This second data facility is intended to mitigate the risks to our business due to our present dependence upon a single data facility. However, if our second facility is unable, for technological or other reasons, to provide redundancy of data storage and operations, this failure may subject us to potential liability, cause clients to terminate their agreements with us or harm our renewal rates. Our Las Vegas facility is currently being utilized for internal testing purposes. We expect to extend this test environment to clients and partners during the second quarter of 2008. We expect to make a significant investment in the establishment and operation of our second data facility, as well as continue to expand our

Indianapolis facility, and our costs and expenses associated with these efforts may adversely affect our operating results.

If we are unable to protect our intellectual property rights and proprietary technology, it will be more difficult for us to compete for business, our revenues may suffer and our operating expenses may increase.

    Our intellectual property rights are important to us and our business. In order to successfully compete, we must protect our proprietary technology and our brand, marks and domain names. We rely on a combination of copyright, trademark, patent and trade secret laws, as well as licensing agreements, third-party nondisclosure agreements and other contractual provisions and technical measures, to protect our intellectual property rights. The protections afforded by these laws and measures, and our attempts to avail ourselves of them, may not be adequate to prevent our competitors from copying our solutions or otherwise infringing on our intellectual property rights or to prevent our clients or competitors from developing their own systems to perform the functions of our products or services. We do not rely heavily on patent protection to preclude or exclude others from exploiting functionality similar to that of our software. Existing copyright laws afford only limited protection for our intellectual property rights and may not protect such rights in the event competitors independently develop solutions similar or superior to ours. In addition, the laws of some countries in which our solutions are or may be used may not protect our product or service offerings and intellectual property rights to the same extent as do the laws of the United States.

    To protect our proprietary methods, we have filed two U.S. patent applications which are currently pending, and we cannot assure you that the U.S. Patent and Trademark Office will allow either of these patents to issue, or that the issued patent claims will give us the protection that we seek. In addition, it is expensive and time consuming to seek patent protection, and we may not be able to obtain and maintain patents or prosecute patent applications at a reasonable cost or in a timely manner. As a result, we may not be able to obtain or maintain adequate patent protection.

    To protect our trade secrets and other proprietary information, we require employees, consultants, advisors and collaborators to enter into non-disclosure agreements. These agreements may not provide meaningful protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use, misappropriation or disclosure of such trade secrets, know-how or other proprietary information. We have also registered trademarks in the United States and certain foreign countries. Enforcement of trademark rights against third parties can be expensive and is not always successful, especially in certain jurisdictions outside of the United States.

    We will not be able to enforce our intellectual property rights if we do not detect unauthorized use of our intellectual property. If we discover that a third party is infringing upon our intellectual property rights, we may need to undertake costly and time-consuming litigation to enforce our intellectual property rights. We cannot be sure we will prevail in any litigation filed to protect our intellectual property, and even if we are successful in protecting our intellectual property rights, we may incur significant legal costs, our brand recognition may be diminished and management's attention may be diverted from the ongoing development of our business, which could adversely affect our business. If we are unable to protect our intellectual property, our competitors could use our intellectual property to market products and services similar to ours, which could decrease demand for our products or services, reduce our revenues and increase our operating expenses.

Intellectual property litigation and infringement claims, whether or not successful, may cause us to incur significant expense, could be time-consuming and may require us to redesign our products or services.

    It is not uncommon in software and Internet-related business to experience intellectual property claims and related litigation. Regardless of the merit of any particular claim that our technology or conduct violates the intellectual property rights of others, responding to and resolving such claims may require us to:

  •
  incur substantial expenses and expend significant management time and attention to investigate and defend such claims;

  •
  pay damages, potentially including treble damages, if we are found to have willfully infringed such parties' patents or copyrights;

  •
  cease making, licensing, selling, offering for sale, or using products or services that are alleged to incorporate the intellectual property of others;

  •
  indemnify our clients or others;

  •
  enter into potentially unfavorable royalty or license agreements in order to obtain the right to use necessary technologies; and

  •
  expend additional development resources to redesign our products or services.

    In addition, we may decide to initiate claims and litigation if we believe third parties are infringing on our intellectual property rights. This would also likely be expensive, time-consuming and subject to similar risks as just described.

    Any license required as a result of litigation or the threat of litigation under any patent may not be made available on commercially acceptable terms, if at all. In addition, some licenses may be nonexclusive, and therefore our competitors may have access to the same technology licensed to us. If we fail to obtain a required license or are unable to design around a patent, we may be unable to effectively develop or market our services, which could limit our ability to generate revenue or maintain profitability.

Our international sales and marketing efforts subject us to risks related to operations outside of the United States, which may increase our costs.

    Although less than 5% of our revenue was derived from clients outside the United States in 2007 and in the three months ended March 31, 2008, we intend to expand our international sales and marketing activities. We do not have significant experience conducting international operations, and managing overseas growth could require significant resources and management attention and may subject us to new or increased levels of regulatory, economic, tax and political risks. Among the risks we believe are most likely to affect us with respect to our current and future international sales and operations are:

  •
  economic and political conditions and potential instability in various parts of the world;

  •
  laws and business processes that vary from company to company and may favor local competitors;

  •
  different and unexpected changes in foreign regulatory requirements;

  •
  difficulties and expense of developing products and services in multiple languages;

  •
  less protection for intellectual property rights in some countries;

  •
  multiple, conflicting and changing tax laws and regulations that may affect both our international and domestic tax liabilities and result in increased complexity and costs;

  •
  our limited experience in doing business outside of the United States;

  •
  if we were to establish additional international offices, the difficulty of managing and staffing such international offices and the increased travel, infrastructure and legal compliance costs associated with multiple international locations;

  •
  difficulties in enforcing contracts and collecting accounts receivable, especially in developing countries;

  •
  if contracts are denominated in local currency, fluctuations in exchange rates;

  •
  tariffs and trade barriers, import/export controls and other regulatory or contractual limitations on our ability to sell or develop our products in certain foreign markets; and

  •
  higher costs associated with doing business internationally.

    If we continue to expand our business globally, our success will depend, in large part, on our ability to anticipate and effectively manage these and other risks associated with our international operations. Our failure to manage any of these risks successfully could adversely affect our operating results as a result of increased operating costs.

We may expand by acquiring or investing in other companies or by engaging in strategic relationships which could divert our management's attention and focus, disrupt our business, result in dilution to our stockholders' value and harm our operating results or financial condition.

    One of our business strategies is to selectively pursue the acquisition of or strategic relationships with companies that would provide access to new products, clients or markets. We have not made any acquisitions to date and, therefore, our ability as an organization to complete and integrate acquisitions is uncertain. Moreover, acquisitions and other strategic relationships involve numerous risks, including:

  •
  diversion of our management's attention and focus from their day-to-day responsibilities;

  •
  difficulties in integrating personnel and operations from the acquired business or acquired technology with our existing technology and solutions and in retaining and motivating key personnel from the acquired business;

  •
  diversion of capital and resources from other parts of our business;

  •
  difficulties in working with joint venture partners;

  •
  unanticipated integration expenses that adversely impact our business, operating results and financial condition; and

  •
  potential write-offs of acquired assets and increased amortization expense related to identifiable assets acquired.

    If we do complete an acquisition or joint venture, our stockholders may be diluted and we may not ultimately strengthen our competitive position or achieve our goals, or such an acquisition or joint venture may be viewed negatively by our clients, stockholders or the financial markets.

If the economy worsens materially, our existing and potential clients may not purchase our products or services, or reduce their purchases of our products and services, and our revenue growth may be adversely affected.

    To the extent that the economy or market conditions materially deteriorate, our existing and potential clients may no longer consider investment in email marketing products and services a necessity, or may elect to defer purchases or reduce budgets in these areas. Either of these developments could have an adverse effect on our business and our revenue growth.

Our reported financial results may be adversely affected by changes in accounting principles generally accepted in the United States, including potential changes to our revenue recognition policies.

    Generally accepted accounting principles in the United States are subject to interpretation by the Financial Accounting Standards Board, or FASB, the American Institute of Certified Public Accountants, the Securities and Exchange Commission, or the SEC, and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results, and could affect the reporting of transactions completed before the announcement of a change. For example, the American Institute of Certified Public Accountants and the SEC continue to issue interpretations and guidance for applying the relevant accounting standards to a wide range of sales contract terms and business arrangements. As a result, it is possible that our revenue recognition policies could be revised which could require us, for example, to change or modify the way we report our financial results, which could adversely affect our financial condition and operating results.

We have only recently achieved profitability and may not achieve sustained profitability in the future.

    We generated an operating loss of approximately $1.4 million in 2005, and generated operating income of $2.7 million in 2006, $4.0 million in 2007 and $1.5 million for the three months ended March 31, 2008. We commenced operations in December 2000, but we have a limited history of profitability on which you can base your evaluation of our business, including our ability to increase our revenue or achieve and maintain profitability. Although we have experienced significant revenue growth in recent years, we will need to generate and sustain increased revenue levels in future periods in order to sustain profitability, and, even if we do, we may not be able to maintain or increase our level of profitability. In addition, we have recently made significant additions in our information technology infrastructure and data storage, have added significant complexity and functionality to our products, and have hired a significant number of new employees. As a result of these recent changes, we may operate with an increased expense structure as compared to prior periods. We intend to continue to expend significant funds to expand our direct sales force and develop and enhance our software and service solutions. Our efforts to grow our business may be more costly than we expect, and we may not be able to increase our revenue enough to offset our higher operating expenses. If we are unable to sustain profitability, the market price of our common stock may fall.

Our quarterly results of operations may fluctuate in the future. As a result, we may fail to meet or exceed the expectations of investors or securities analysts, which could cause our stock price to decline.

    Our quarterly revenue and results of operations may fluctuate as a result of a variety of factors, many of which are outside of our control. These factors include, but are not limited to, those identified throughout this "Risk Factors" section in this prospectus as well as changes in the volume and mix of services and products sold in a particular quarter including revenues attributable to messaging above the contracted level, the amount and timing of expenditures related to expanding our operations, development, sales incentives and commissions, timing of marketing programs, changes in the payment terms for our services and products, the timing and success of new product or service introductions or enhancements by us or our competitors and the spending priorities and marketing budget cycles of specific clients and prospects. Due to the foregoing factors, and the other risks discussed in this prospectus, you should not rely on quarter-to-quarter comparisons of our results of operations as an indication of our future performance. If our quarterly revenue or results of operations fall below the expectations of investors or securities analysts, the price of our common stock could decline substantially.

We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

    As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and NASDAQ, have imposed various new requirements on public companies, including requiring changes in corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantial costs to maintain the same or similar coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

    In addition, the Sarbanes-Oxley Act requires, among other things, that we assess the effectiveness of our internal control over financial reporting annually and disclosure controls and procedures quarterly. In particular, for the fiscal year ending on December 31, 2009, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. We identified two significant deficiencies in our internal controls over financial reporting that existed during 2007. These significant deficiencies did not rise to the level of a material weakness. We have begun remediation efforts and believe that our new automated accounting system which we began using in the first quarter of 2008 as well as our ongoing review and reconciliation procedures will provide the appropriate remedy. While we expect to complete this remediation process as quickly as possible, we cannot at this time estimate any related expenses or how long it will take to complete the necessary remedial steps. Our testing, or the subsequent testing by our independent registered public accounting firm that must be performed for the fiscal year ending on December 31, 2009, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses. Our compliance with Section 404 will require that we incur substantial accounting expense and expend significant management time on compliance related issues. We will evaluate the need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge. Moreover, if we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identifies deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses, the market price of our stock could decline. In addition, we could be subject to sanctions or investigations by NASDAQ, the SEC or other regulatory authorities, which would require additional financial and management resources.

Risks Related to this Offering and Ownership of our Common Stock

There has been no prior trading market for our common stock, and an active trading market may not develop or be sustained following this offering.

    Prior to this offering, there has been no public market for our common stock, and we cannot assure you that an active trading market will develop or be sustained after this offering. The initial public offering price will be negotiated between us and representatives of the underwriters and may not be indicative of the market price of our common stock after this offering.

The market price of our common stock may be volatile, which could cause the value of your investment to decline.

    Prior to this offering, our common stock has not been traded in a public market. We cannot predict the extent to which a trading market will develop or how liquid that market might become. The initial public offering price may not be indicative of prices that will prevail in the trading market. The trading price of our common stock following this offering is therefore likely to be highly volatile and could be subject to wide fluctuations in price in response to various factors, some of which are beyond our control. In addition to the factors discussed in this "Risk Factors" section and elsewhere in this prospectus, these factors include:

  •
  quarterly variations in our results of operations compared to market expectations;

  •
  general political and economic conditions;

  •
  announcements by us or our competitors of new products or services or product or service enhancements, significant contracts, commercial relationships, strategic alliances, acquisitions or capital commitments;

  •
  commencement of, or our involvement in, litigation;

  •
  our operating performance compared to the operating performance of similar companies;

  •
  future sales of our common stock by our executive officers, directors and significant stockholders;

  •
  changes in financial estimates including our ability to meet our future revenue and operating profit or loss projections;

  •
  changes in earnings estimates or recommendations by securities analysts;

  •
  our sale of common stock or other securities in the future; and

  •
  the overall performance of the equity market.

    In addition, the stock market in general, and the market for software and other technology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Such fluctuations may be even more pronounced in the trading market shortly following this offering. These broad market and industry factors may seriously harm the market price of our common stock, regardless of our actual operating performance. These trading price fluctuations may also make it more difficult for us to use our common stock as consideration to make acquisitions or to use employee stock options to attract and retain employees. In addition, in the past, following periods of volatility in the overall market and the market prices of companies' securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management's attention and resources.

If securities or industry analysts do not publish research or reports about our business, or if they issue adverse information regarding our company or stock, our stock price and trading volume could decline.

    The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of our company, the trading price for our stock may be negatively impacted. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us issue an adverse opinion regarding our stock, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price to decline.

Purchasers in this offering will experience immediate and substantial dilution in the book value of their investments.

    The initial public offering price of our common stock is substantially higher than the pro forma net tangible book value per share of our common stock immediately after this offering. Therefore, if you purchase our common stock in this offering, you will incur an immediate dilution of $             in net tangible book value per share, based upon the initial public offering price of $             per share. The exercise of outstanding options will, and future equity issuances may, result in further dilution. For a further description of the dilution that you will experience immediately after this offering, see "Dilution."

The price of our stock could decrease as a result of shares being sold in the market after this offering.

    Additional sales of our common stock in the public market after this offering, or the perception that these sales could occur, could cause the market price of our shares to decline. Upon the completion of this offering, we will have approximately                          shares of common stock outstanding. All of the shares sold in this offering will be freely transferable without restriction or additional registration under the Securities Act of 1933, as amended. Our directors, officers and other existing security holders will be subject to lock-up agreements described under the caption "Shares Eligible for Future Sale." Subject to the volume and other restrictions under Rules 144 and 701 under the Securities Act, these securities will be available for sale following the expiration of these lock-up agreements.

Insiders will continue to have substantial control over us after this offering and will be able to influence corporate matters.

    Upon completion of this offering, our directors and executive officers and their affiliates will beneficially own, in the aggregate, approximately              % of our outstanding common stock. As a result, these stockholders will be able to exercise significant influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, such as a merger or other sale of our company or its assets. This concentration of ownership could limit your ability to influence corporate matters and may have the effect of delaying or preventing a third party from acquiring control over us. For information regarding the ownership of our outstanding stock by our executive officers and directors and their affiliates, see "Principal and Selling Stockholders."

Our management will have broad discretion over the use of the proceeds from this offering and might not apply the proceeds of this offering in ways that increase the value of your investment.

    Our management will have broad discretion to use the net proceeds from this offering. Though at this time we have not designated the net proceeds for specific projects, we expect to use the net proceeds from this offering for general corporate purposes, including working capital. We may also use net proceeds for other purposes, including for possible investments in, or acquisitions of, companies, products or technologies, although we have no specific plans at this time to do so. Management may fail to use these funds effectively to yield a significant return, or any return, on any investment of these net proceeds.

We may need to raise additional capital, which may not be available, which would adversely affect our ability to operate our business.

    We expect that the net proceeds from this offering, together with our existing cash balances, will be sufficient to meet our working capital and capital expenditure needs for the foreseeable future. If we need to raise additional funds due to unforeseen circumstances or material expenditures, we cannot be certain that we will be able to obtain additional financing on favorable terms, if at all, and any additional financings could result in additional dilution to our existing stockholders. If we need additional capital and cannot raise it on acceptable terms, we may not be able to meet our business objectives, our stock price may decline, and you may lose some or all of your investment.

We do not expect to pay any cash dividends for the foreseeable future, and consequently, your ability to achieve a return on your investment will depend on the appreciation in the price of our common stock.

    We do not anticipate that we will pay any cash dividends to holders of our common stock in the foreseeable future. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking cash dividends in the foreseeable future should not purchase our common stock.

Delaware law and our amended and restated certificate of incorporation and bylaws contain provisions that could delay or discourage takeover attempts that stockholders may consider favorable.

    Provisions in our amended and restated certificate of incorporation and bylaws, as they will be in effect upon the closing of this offering, may have the effect of delaying or preventing a change of control or changes in our management. These provisions include the following:

  •
  our board of directors is divided into three classes serving staggered three year terms;

  •
  the right of the board of directors to elect a director to fill a vacancy created by the expansion of the board of directors or due to the resignation or departure of an existing board member;

  •
  the absence of cumulative voting in the election of directors, which would otherwise allow less than a majority of stockholders to elect director candidates;

  •
  the requirement for the advance notice of nominations for election to the board of directors or for proposing matters that can be acted upon at a stockholders meeting;

  •
  the ability of our board of directors to alter our bylaws without obtaining stockholder approval;

  •
  the ability of our board of directors to issue, without stockholder approval, up to 5,000,000 shares of preferred stock with terms set by the board of directors, certain rights of which could be senior to those of our common stock;

  •
  the elimination of the rights of stockholders to call a special meeting of stockholders and to take action by written consent in lieu of a meeting;

  •
  the required approval of a least 66 2/3% of the shares entitled to vote at an election of directors to adopt, amend or repeal our bylaws or repeal the provisions of our amended and restated certificate of incorporation regarding the election and removal of directors and the inability of stockholders to take action by written consent in lieu of a meeting; and

  •
  the required approval of at least a majority of the shares entitled to vote at an election of directors to remove directors without cause.

    In addition, because we incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of a corporation's voting stock. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

  •
  before the stockholder became interested, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

  •
  upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or

  •
  at or after the time the stockholder became interested, the business combination was approved by the board of directors of the corporation and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

    These provisions may prohibit large stockholders, particularly those owning 15% or more of our outstanding voting stock, from merging or combining with us. These provisions in our amended and restated certificate of incorporation and bylaws and under Delaware law could discourage potential takeover attempts, could reduce the price that investors are willing to pay for shares of our common stock in the future and could potentially result in the market price being lower than they would without these provisions.

FORWARD-LOOKING STATEMENTS

    This prospectus contains forward-looking statements. Forward-looking statements relate to future events or our future financial performance. We generally identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "could," "intends," "target," "projects," "contemplates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these terms or other similar words. These statements are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors described in "Risk Factors" and elsewhere in this prospectus. Accordingly, you should not rely upon forward-looking statements as predictions of future events. We cannot assure you that the events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results could differ materially from those projected in the forward-looking statements. We have identified below some important factors that could cause our forward-looking statements to differ materially from actual results, performance or financial condition:

  •
  changes in the market for email marketing solutions could harm our business;

  •
  we may not be able to compete effectively;

  •
  any failure to protect client data would adversely affect us;

  •
  defects in our products would harm our business;

  •
  our ability to attract and retain clients; and

  •
  other factors discussed elsewhere in this prospectus.

    The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

    This prospectus also contains market data related to our business and industry. This market data includes projections that are based on a number of assumptions. If these assumptions turn out to be incorrect, actual results may differ from the projections based on these assumptions. As a result, our markets may not grow at the rates projected by these data, or at all. The failure of these markets to grow at these projected rates may have a material adverse effect on our business, financial condition and results of operations and the market price of our common stock.

USE OF PROCEEDS

    We estimate that the net proceeds from our sale of             shares of common stock in this offering will be approximately $             million, assuming a public offering price of $             per share, which is the mid-point of the range listed on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions. A $1.00 increase (decrease) in the assumed initial public offering price of $         would increase (decrease) the net proceeds to us from the offering by $         , assuming the number of shares offered by us, as set forth on the cover of this prospectus remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters' over-allotment option is exercised in full, we estimate that our net proceeds will be approximately $             . We estimate that the net proceeds to the selling stockholders from the sale of         shares of common stock by the selling stockholders will be approximately $         million, assuming a public offering price of $         per share, which is the mid-point of the range listed on the cover page of this prospectus, after deducting underwriting discounts and commissions. We will not receive any proceeds from the sale of the shares of common stock by the selling stockholders.

    The principal purposes of this offering are to obtain additional capital, to create a public market for our common stock for our existing and future stockholders, to assist us in our efforts to attract and retain key employees by making our equity compensation plans potentially more attractive, to facilitate our future access to the public equity markets, and to increase our presence in our markets.

    We intend to use the net proceeds from the offering to finance our working capital and for general corporate purposes, but we have not designated any specific uses at this time. Currently, we expect to be able to fund a significant portion of our working capital needs with cash generated from operations, and as a result we do not have a specific plan, timeline or budget for the allocation of the net proceeds from this offering among potential general corporate purposes. We may also use a portion of the net proceeds to acquire complementary products, technologies or businesses. We have no commitments or agreements to complete any such transactions and have not allocated funds for any such purpose in any business plan. The amounts and timing of our actual expenditures will depend upon numerous factors, including cash flows from operations and the anticipated growth of our business.

    Accordingly, management will have significant flexibility in applying the net proceeds from this offering. See "Risk Factors—Risks Related to this Offering." Pending any use, the net proceeds of this offering will be invested in short-term, interest-bearing investment-grade securities.

DIVIDEND POLICY

    We have never declared or paid any cash dividends on our common stock. We currently anticipate that we will retain all future earnings, if any, for the operation and expansion of our business and do not anticipate paying cash dividends or making any other distributions on our common stock in the foreseeable future. Payment of future dividends, if any, will be at the sole discretion of our board of directors and will depend on our results of operations, capital requirements, financial condition, prospects, restrictions contained in financing instruments and other factors that our board of directors may deem relevant.

CAPITALIZATION

    The following table sets forth our capitalization as of March 31, 2008:

  •
  on an actual basis;

  •
  on a pro forma basis to give effect to the automatic conversion of all of our outstanding preferred stock, including the conversion of accrued but unpaid dividends on our Series C preferred stock, upon the closing of this offering; and

  •
  on a pro forma as adjusted basis to give effect to the issuance and sale by us of              shares of common stock at an initial offering price of $             per share, the mid-point of the estimated price range shown on the cover page of this prospectus, after deducting the estimated underwriting discount and commissions and estimated offering expenses payable by us.

    The pro forma as adjusted information set forth in the table below is illustrative only and will adjust based on the actual initial public offering price and other terms of this offering determined at pricing.

    You should read the following table together with our financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus.

	As of March 31, 2008
	(unaudited)
	Actual	Pro Forma	Pro Forma as Adjusted
	(in thousands, except share data)
Cash and cash equivalents	$3,415	$3,415	$

Total debt, including current portion	425	425
Redeemable convertible preferred stock	11,760	—
Stockholders' equity:
Common stock; $0.001 par value; 25,000,000 shares authorized and 5,136,185 shares issued and outstanding, actual; 100,000,000 shares authorized and 17,910,455 shares issued and outstanding, pro forma; 100,000,000 shares authorized and shares issued and outstanding, pro forma as adjusted	5	18
Additional paid-in capital	224	21,088
Preferred stock; at respective issuance date fair value; authorized 7,497,340 shares, issued and outstanding 6,204,438	9,117	—
Note receivable for purchase of common stock	(240)	(240)
Accumulated deficit	(9,656)	(9,656)

Total stockholders' equity (deficit)	(550)	11,210

Total capitalization	$11,635	$11,635	$

    The table above does not include:

  •
  3,753,072 shares of common stock issuable upon the exercise of stock options outstanding as of March 31, 2008 at a weighted average exercise price of $2.49 per share;

  •
  50,000 shares of restricted common stock outstanding as of March 31, 2008:

  •
  980,976 shares of common stock available for future issuance under our equity incentive plan as of March 31, 2008; and

  •
  on a pro forma basis, shares of common stock issuable upon conversion of unpaid dividends on our Series A and Series B preferred stock ($286,000 and $115,000, respectively) at the initial public offering price.

    A $1.00 increase (decrease) in the assumed initial public offering price of $             would increase (decrease) each of additional paid-in-capital, total stockholders' equity and total capitalization in the pro forma as adjusted column by $              million, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same, after deducting the estimated underwriting discount and commissions and estimated offering expenses payable by us.

DILUTION

    Our pro forma net tangible book value as of March 31, 2008 was $11.2 million, or $0.63 per share of common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the total number of shares of common stock outstanding, as of March 31, 2008, after giving effect to the conversion of each outstanding share of our preferred stock upon the closing of this offering.

    After giving effect to this offering and the receipt of $              million of estimated net proceeds from this offering, based on an assumed initial public offering price of $             per share, the mid-point of the price range set forth on the front cover of this prospectus, the pro forma net tangible book value of our common stock as of March 31, 2008 would have been $              million, or $             per share. This amount represents an immediate increase in net tangible book value of $             per share to the existing stockholders and an immediate dilution in net tangible book value of $             per share to purchasers of our common stock in this offering. Dilution is determined by subtracting pro forma net tangible book value per share after this offering from the amount of cash paid by a new investor for a share of common stock. The new investors will have paid $             per share even though the per share value of our assets after subtracting our liabilities is only $             . In addition, the total consideration from new investors will be $              million, which is             % of the total of $              million paid for all shares of common stock outstanding, but new investors will own only              % of our outstanding shares of common stock. The following table illustrates such dilution:

Assumed initial public offering price per share			$
Net tangible book value (deficit) per share as of March 31, 2008		$0.63
Increase per share attributable to pro forma conversion of preferred stock
Pro forma net tangible book value per share before this offering
Increase per share attributable to this offering	$
Pro forma net tangible book value per share after this offering
Dilution per share to new investors			$

    A $1.00 increase (decrease) in the assumed initial public offering price of $             would increase (decrease) the pro forma net tangible book value per share after this offering by $             per share and would increase (decrease) the dilution in pro forma net tangible book value to new investors by $             per share, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

    If the underwriters exercise their overallotment option in full, the pro forma net tangible book value per share after the offering would be $             million, or $              per share. This amount represents an immediate increase in net tangible book value of $             per share to the existing stockholders and an immediate dilution in net tangible book value of $             per share to purchasers of our common stock in this offering.

SELECTED FINANCIAL AND OTHER DATA

    The selected data presented below under the captions "Selected Statements of Operations Data" and "Selected Balance Sheet Data" for, and as of the end of, each of the years in the five-year period ended December 31, 2007, are derived from the financial statements of ExactTarget, Inc., which financial statements have been audited by KPMG LLP, an independent registered public accounting firm. The financial statements as of December 31, 2006 and 2007 and for each of the years in the three-year period ended December 31, 2007, and the report thereon, are included elsewhere in this prospectus. The selected statements of operations data for the three months ended March 31, 2007 and 2008 and the balance sheet data as of March 31, 2008 have been derived from our unaudited financial statements and related notes, which are included in this prospectus. These unaudited financial statements include, in the opinion of management, all adjustments (consisting of normal recurring adjustments) that management considers necessary for the fair presentation of the financial information set forth in those statements in accordance with United States generally accepted accounting principles. The selected financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and related notes included elsewhere in this prospectus. The historical results are not necessarily indicative of the results to be expected in any future period and the results for the three months ended March 31, 2008 should not be considered indicative of results expected for the full year.

	Year Ended December 31,					Three Months Ended March 31,
	2003	2004	2005	2006	2007	2007	2008
	(in thousands, except per share data)					(unaudited)
Selected Statements of Operations Data:
Revenues	$5,396	$11,585	$19,734	$31,175	$48,005	$10,077	$15,695
Cost of revenues	477	2,358	4,632	7,828	11,876	2,426	4,077

Gross profit	4,919	9,227	15,102	23,347	36,129	7,651	11,618
Operating expenses
Sales & marketing	3,823	7,063	10,518	13,150	19,991	3,801	6,117
Development	899	2,539	3,924	5,041	8,474	1,658	2,377
General & administrative	1,164	929	2,094	2,415	3,662	722	1,632

Total operating expenses	5,886	10,531	16,536	20,606	32,127	6,181	10,126

Operating income (loss)	(967)	(1,304)	(1,434)	2,741	4,002	1,470	1,492
Other income (expense), net	(33)	(78)	(24)	453	151	28	28

Income (loss) before taxes	(1,000)	(1,382)	(1,458)	3,194	4,153	1,498	1,520
Income tax expense (benefit)	—	—	—	(3,285)	1,691	627	643

Net income (loss)	(1,000)	(1,382)	(1,458)	6,479	2,462	871	877
Adjustment for redemption of preferred stock	—	(1,163)	—	(724)	(88)	(88)	—
Accretion of redeemable convertible preferred stock	—	(196)	(420)	(420)	(224)	(105)	—

Net income (loss) available to common stockholders	$(1,000)	$(2,741)	$(1,878)	$5,335	$2,150	$678	$877

Net income (loss) per common share—basic	$(0.11)	$(0.35)	$(0.30)	$0.83	$0.42	$0.13	$0.17
Net income (loss) per common share—diluted	$(0.11)	$(0.35)	$(0.30)	$0.30	$0.12	$0.04	$0.04
Weighted average number of common shares outstanding—basic	9,145	7,746	6,342	6,440	5,163	5,342	5,123
Weighted average number of common shares outstanding—diluted	9,145	7,746	6,342	19,305	20,169	19,672	20,244
Pro Forma (unaudited)(1)
Net income per common share—basic	—	—	—	—	$0.13	—	$0.05
Net income per common share—diluted	—	—	—	—	$0.12	—	$0.04
Weighted average number of common shares outstanding—basic	—	—	—	—	17,891	—	17,897
Weighted average number of common shares outstanding—diluted	—	—	—	—	20,169	—	20,244

	As of December 31,					As of March 31,
	2003	2004	2005	2006	2007	2008
	(in thousands)					(unaudited)
Selected Balance Sheet Data:
Cash and cash equivalents	$745	$2,445	$3,842	$4,940	$4,246	$3,415
Total assets	3,234	8,505	13,132	22,097	32,459	33,603
Total deferred revenue(2)	2,665	4,484	7,300	10,278	14,766	15,901
Total debt	27	300	1,910	1,248	575	425
Redeemable convertible preferred stock	—	10,696	11,116	11,536	11,760	11,760
Total stockholders' equity (deficit)	(815)	(9,043)	(10,911)	(4,383)	(1,652)	(550)

(1)
Pro forma to give effect to the automatic conversion of all outstanding shares of our preferred stock into shares of our common stock upon the closing of this offering, including the conversion of accrued but unpaid dividends on our Series C preferred stock, but excluding shares of common stock issuable upon conversion of unpaid dividends on our Series A and Series B preferred stock ($286,000 and $115,000, respectively) at the initial public offering price.

(2)
Includes deferred revenue included in long-term obligations and other.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

    You should read the following discussion in conjunction with our financial statements and related notes appearing elsewhere in this prospectus. In addition to historical information, this discussion contains forward looking statements that involve risks, uncertainties and assumptions that could cause our actual results to differ materially from our expectations. Factors that could cause such differences include those described in "Risk Factors" and elsewhere in this prospectus. Unless otherwise indicated, all references to 2005, 2006 and 2007 shall mean our fiscal year ended December 31, 2005, 2006 or 2007, as applicable.

Overview

    ExactTarget is a leading provider of on-demand email marketing software solutions to organizations of all sizes. Our clients depend on our solutions for business-critical marketing and event-triggered communications to increase sales, improve their return on marketing investments and strengthen customer relationships. Through our email offering and our recent expansion into emerging one-to-one marketing technologies, we help our clients deliver the right message to the right person at the right time through the right medium.

    Our scalable and modular multi-tenant architecture enables us to serve enterprise as well as small and medium size organizations with a single instance of our software. Through our integration capabilities, our clients can integrate our functionality into critical business systems such as CRM, web analytics and marketing automation programs, and we have developed standardized integrations with Salesforce, Microsoft Dynamics™ CRM, Omniture and other leading providers. Our software solutions are complemented by our optimization service offerings, which include technical support, training and implementation, integration, account management, deliverability, design and deployment and strategic consulting services.

    Our software editions—Core, Advanced, Enterprise and Agency—allow our clients to select the appropriate level of functionality for their needs. We provide our solutions to our clients primarily through annual subscriptions which include on-demand software access, contracted message volume and optimization services. Clients are charged additional usage-based fees for messaging above the contracted level.

    We have also recently expanded into emerging one-to-one marketing technologies such as SMS, web landing pages and voice automated solutions. As organizations adopt these emerging communication technologies, we believe that the market for our products and services will become larger. At the same time, we recognize that we may face increased competition from established vendors in these market segments as well as increased development costs. For 2007 and for the three months ended March 31, 2008, our revenues and operating expenses from these emerging market segments were negligible.

    As of March 31, 2008, our direct client base consisted of over 3,000 organizations of all sizes. Our annual subscription pricing ranges from $1,500 to more than $1,000,000, depending on software edition, messaging volume, number of users or accounts and optimization services purchased. However, within this range the majority of our revenue is derived from client contracts having a value ranging from $10,000 to $150,000. During 2007 and for the three months ended March 31, 2008, in excess of 80% of all our existing client contracts that were eligible for renewal were renewed. We typically experience a higher renewal rate with our clients that have been under contract beyond their first year. The following table sets forth our revenues and EBITDA for the periods indicated, total deferred revenue at the end of each such period, and the approximate number of our direct clients added during each period.

(in thousands, except client data)

	Year Ended December 31,			Three Months Ended March 31,
	2005	2006	2007	2007	2008
				(unaudited)
Revenues	$19,734	$31,175	$48,005	$10,077	$15,695
Operating income (loss)	(1,433)	2,741	4,002	1,470	1,492
EBITDA(1)	(510)	4,670	6,678	2,056	2,373
Total deferred revenue(2)	7,300	10,278	14,766	11,280	15,901
Direct clients added	790	920	1,070	220	330

(1)
We provide "EBITDA," which is a non-GAAP financial measure, because we believe this measure provides important supplemental information regarding our operating performance and is often used by investors and analysts in their evaluation of companies such as ours. In addition, we use EBITDA as a measurement of our operating performance because it assists us in comparing our operating performance on a consistent basis by removing the impact of certain non-cash and non-operating items. We calculate EBITDA as net income (loss) before (1) other income, (expense) which includes interest income, interest expense and other income and expense (2) income tax expense (benefit), and (3) depreciation and amortization of property and equipment. This non-GAAP financial measure is used in addition to and in conjunction with results presented in accordance with GAAP and should not be relied upon to the exclusion of GAAP financial measures. EBITDA reflects an additional way of viewing aspects of our operations that, when viewed with our GAAP results and the accompanying reconciliations to corresponding GAAP financial measures, provide a more complete understanding of factors and trends affecting our business.

(2)
Includes deferred revenue included in long-term obligations and other.

    We were organized as ExactTarget, LLC, an Indiana limited liability company, in December 2000 and merged into ExactTarget, Inc. a Delaware corporation, in July 2004. From our inception in 2000, we have raised an aggregate of approximately $20.0 million in cash through the sale of common stock and four classes of preferred stock—Series A, B, C and D shares—of which approximately $14.0 million has been used to fund the repurchase of some of our common stock and Series A and B preferred stock, leaving a balance of approximately $6.0 million invested in the business.

    We have achieved 29 consecutive quarters of revenue growth since December 2000 and we expect continued revenue growth as we expand our direct and indirect sales channels, increase revenue from existing clients, extend our product offering into one-to-one marketing technologies and expand our global reach. We generated cash flows from operations of $1.2 million, $5.4 million, $5.6 million and $2.5 million for 2005, 2006, 2007 and the three months ended March 31, 2008, respectively. During these same periods, we incurred an operating loss of $1.4 million for 2005, and operating income of $2.7 million, $4.0 million and $1.5 million for 2006 and 2007 and the three months ended March 31, 2008, respectively.

    Our future revenue growth will depend on our ability to attract new clients, to retain our client base over time and to sell additional features and service offerings to our clients. In addition to these factors that will impact our revenue growth, our profitability will also be affected by our ability to realize economies of scale as our business grows. We plan to invest for future growth by hiring additional personnel, particularly in client-related areas; expanding our domestic and international selling and marketing activities; increasing our development resources to build new functionality;

expanding the number of locations where we conduct business; adding to our hosted infrastructure to support growth; and expanding our operational systems to manage a growing business.

Key Factors Impacting our Operating Results

    In operating our business, we continually monitor key business metrics and identify short and long-term market opportunities and challenges.

    Business Metrics.    Our key operating metrics include the number of new clients added, retention rates for existing clients and increased revenues from all clients through greater utilization of our software and services and expanded software functionality. Accordingly, we continually measure new client additions, client renewal rates and similar client information. We also continue to track revenues for messages sent above contracted levels even though such revenues vary quarterly as a percentage of total revenues, as they are still a meaningful indicator of utilization.

    Market Opportunities.    We believe that the demand for email marketing products, services and integrated solutions is large and growing, driven by organizations' desire to leverage the efficiency and effectiveness of this marketing channel. We anticipate that organizations will continue to increase their strategic use of email through integrated, transactional and event-triggered email communication programs. We are also able to help organizations compliment their email marketing programs with emerging one-to-one technologies such as SMS, web landing pages and automated voice solutions, thus creating new opportunities for growth and expansion. We also believe that we have opportunities to expand our business internationally through establishing a direct sales presence in markets outside of the United States and Canada. Currently, we reach these markets through independent resellers and marketing service providers. We also believe that we can grow our business through strategic acquisitions although we have no agreements or understandings regarding acquisitions at this time.

    Risks and Uncertainties.    We remain focused on the development of email marketing products, services and integrated solutions, including helping organizations overcome the many challenges associated with delivering effective email communications to their subscribers. In addition, it is unclear how emerging one-to-one technologies such as SMS, web landing pages and automated voice solutions will be embraced by subscribers and in turn, how they will be integrated into marketing communication programs. If the environment for email marketing becomes more difficult and complex and these new communication technologies do not gain market acceptance, our ability to continue growing the business could be adversely affected.

Sources of Revenues

    We derive our revenues from annual subscriptions with multiple elements including on-demand software access, contracted message volume and optimization services. Clients are charged additional usage-based fees for messaging above the contracted level. Subscription agreements are typically one year in duration. Arrangements with clients do not provide the client with the right to take possession of the software supporting the on-demand application service at any time. More than 80% of our aggregate contract value for 2007 was derived from our direct client base with the balance principally attributable to marketing service providers who remarket our solutions to their customers. Revenues attributable to marketing service providers are also generated under annual subscription agreements for on-demand software access, contracted messaging volume and optimization services, but incremental messaging fees typically comprise a larger proportion of revenues from these clients than from our direct clients.

    Revenues for both direct and indirect clients are recognized ratably over the contract period commencing upon the later of the agreement start date or when all revenue recognition criteria have been met. Total revenues are driven primarily by the number of clients and the contracted value of the subscription agreements, including the on-demand software edition, contracted message volume and optimization services. Revenues attributable to messaging above the contracted level are recognized in the period in which the messages are sent. We believe revenues attributable to messaging above the contracted level may continue to grow in total dollars as a result of new direct client additions but decrease as a percentage of total revenue as our base of renewal clients increases with clients renewing at higher contracted message volumes.

    Our revenues are not concentrated within any one client or small group of clients. In contrast to our competitors, we serve a wide range of clients across many industries. For 2007 and the three months ended March 31, 2008, no single client represented more than 3% of our revenues and our largest 10 clients accounted for less than 9% of our revenues. More than 95% of our revenue was derived from clients in the United States in 2007 and the three months ended March 31, 2008. Clients are typically invoiced in advance for subscriptions on a periodic or annual basis with payment due upon receipt of invoice. Billings are reflected on the balance sheet as accounts receivable when invoiced or as cash when collected and as deferred revenues until earned and recognized as revenues ratably over the contract period. Accordingly, deferred revenue represents agreements entered into in the current and prior periods to the extent billed but unearned, and does not reflect that portion of subscriptions to be invoiced to clients on a periodic basis for which payment is not yet due. As the number of our large enterprise clients has increased, more of our clients have requested periodic instead of annual billing terms. As a result, we believe that the amount and proportion of aggregate contract value not reflected on the balance sheet through deferred revenue may continue to increase if this trend continues.

Cost of Revenues and Operating Expenses

    We allocate certain overhead expenses, such as rent, utilities, office supplies and depreciation of general office assets to cost of revenues and operating expense categories based on headcount. As a result, an overhead expense allocation is reflected in cost of revenues and each operating expense category.

    Cost of Revenues.    Cost of revenues consists primarily of wages and benefits for software operations and optimization services personnel, as well as depreciation, licensing, maintenance and support for hardware and software used in production, and co-location facilities, bandwidth and infrastructure expenses. The expenses related to co-location, bandwidth and infrastructure are affected by the number of clients using our application, the complexity and frequency of their use, the volume of messages sent and the amount of stored data. In addition, these expenses are impacted by our requirement to maintain high application availability and redundancy. During the first quarter of 2008, we commenced operations in a second data center located in Las Vegas, Nevada. The data center, which is owned and operated by a third party, has comparable terms to our Indianapolis facility. We expect to make further significant capital investments in the expansion and operation of this facility during 2008, as well as continue to expand our Indianapolis facility, which will increase our cost of revenues. We also expect our cost of revenues to increase in absolute dollars as we continue to expand our business and serve the needs of larger and more sophisticated enterprise clients.

    Sales and Marketing.    Sales and marketing expenses consist primarily of wages and benefits for sales and marketing personnel, sales commissions, travel and entertainment expenses, and lead generation marketing programs. All sales and marketing costs are expensed as incurred, including sales incentives and commissions. Sales incentives are expensed in the period of contract signing and commissions are expensed upon receipt of payment. Our sales and marketing expenditures have historically been highest in the last two quarters of each year, which are periods of increased sales and marketing activity. In order to continue to grow our business and increase our brand awareness, we expect to continue investing substantial resources in our sales and marketing efforts. As a result, we expect that sales and marketing expenses will increase in absolute dollars as we invest to acquire new clients, but decrease as a percentage of revenues as our existing client base represents an increasing portion of our total revenues.

    Development.    Development expenses consist primarily of wages and benefits for product strategy, product architecture, product design and development and quality assurance personnel. We focus our development efforts on usability, application performance, new features and functionality, and development of emerging one-to-one marketing technologies. We expense development costs as incurred. Direct development costs specific to new functionality is minimal due to the relatively short development cycle. Such costs are instead recognized as a component of development costs when incurred. We expect that development expenses will increase in absolute dollars as we continue to enhance our product offerings, but decrease as a percentage of revenues as we continue to scale our business.

    General and Administrative.    General and administrative expenses consist primarily of wages and benefits for executive, finance and accounting, legal, human resources, internal information technology support, and administrative personnel. In addition, general and administrative expenses include professional fees, bad debt expenses and other corporate expenses. We expect that general and administrative expenses will increase as we continue to add personnel to support our growth. We also anticipate that we will incur additional costs for personnel, professional services including auditing and legal services, insurance, and other corporate governance related costs specific to operations as a public company. We expect that our general and administrative expenses, in total, will increase in absolute dollars as we grow and operate as a public company. We expect that the costs as a percentage of revenues will increase in the next twelve months.

Adjustment for Redemption of Preferred Stock

    Adjustment for redemption of preferred stock represents the impact on earnings of the partial redemption by Series A and Series B preferred stockholders redeemed in conjunction with the issuance of Series D preferred stock in 2006 and 2007. When preferred stock is redeemed, the excess fair value of the consideration paid to holders of preferred stock over the carrying amount of the preferred stock (excess consideration) represents a return to the preferred stockholders. Net income used in the calculation of both basic and diluted earnings per share excludes the adjustment for redemption of preferred stock. The effect of assumed conversion of convertible preferred stock used in the calculation of diluted earnings per share excludes the impact of the partial redemption of Series A and Series B preferred stock as their effect was anti-dilutive.

Accretion of Redeemable Convertible Preferred Stock

    Accretion of mandatorily redeemable convertible preferred stock represents the dividends earned for the period by Series C preferred stockholders at a rate of $0.0716 per share which is payable in shares of common stock at $1.79 per common share. Series C preferred stock is classified on the balance sheet as temporary equity and is re-measured at each reporting period at the redemption value on that date. Series C dividends are accrued whether or not declared by the board of directors. Net income used in the calculation of basic earnings per share excludes the accretion of redeemable convertible preferred stock. Net income used in the calculation of diluted earnings per share includes the accretion of redeemable convertible preferred stock. Dividends for the Series C preferred stock accrued from July 15, 2004 to July 14, 2007 and totals $1,260,000 at March 31, 2008, which represents 703,910 shares of common stock as converted.

Critical Accounting Policies

    Our financial statements are prepared in accordance with accounting principles generally accepted in the United States (GAAP). The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses and related disclosures. On an ongoing basis, we evaluate our estimates and assumptions. Our actual results may differ from these estimates under different assumptions or conditions.

    We believe that of our significant accounting policies, which are described in the notes to our financial statements, the following accounting policies involve a greater degree of judgment, complexity and have a greater potential impact on our financial statements. A critical accounting policy is one that is both material to the presentation of our financial statements and requires us to make difficult, subjective or complex judgments for uncertain matters that could have a material effect on our financial condition and results of operations. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our financial condition and results of operations.

    Revenue Recognition.    In accordance with Securities and Exchange Commission Staff Accounting Bulletin (SAB) No. 104, "Revenue Recognition," we recognize revenues from subscriptions to our on-demand software ratably over the term of the subscription agreement commencing upon the later of the agreement start date or when there is persuasive evidence of an arrangement, the service has been provided to the client, the collection of the fee is probable and the amount of the fees to be paid by the client is fixed or determinable. Amounts that have been invoiced are recorded in accounts receivable and deferred revenue until revenue recognition criteria have been met. Our subscription agreements generally contain multiple elements including on-demand software access, contracted message volume and optimization services. In addition, we charge fees for messages sent above the contracted level. Our subscription agreements do not provide clients the right to take possession of the software supporting the on-demand application at any time.

    In accordance with Financial Accounting Standards Board (FASB) Emerging Issues Task Force (EITF) No. 00-21, "Revenue Arrangements with Multiple Deliverables," or EITF 00-21, we believe all elements in our multiple element subscription agreements qualify as a single unit of accounting. In applying the guidance in EITF 00-21, we determined that we do not have objective and reliable evidence for each undelivered element of our sales agreements that contain a subscription fee for access to our on-demand software, contracted message volume and optimization services. We therefore account for our sales agreements as a single unit of accounting. Accordingly, we recognize all associated revenues ratably over the subscription period, which is typically one year in length, commencing upon the later of the agreement start date or when all revenue recognition criteria have been met. For messaging above the contracted level, revenue is recognized in the period in which the message is sent.

    Income Taxes.    We account for income taxes in accordance with FASB Statement No. 109, "Accounting for Income Taxes," or SFAS 109, which requires that deferred tax assets and liabilities be recognized using enacted tax rates for the effect of temporary differences between the book and tax basis of recorded assets and liabilities. SFAS 109 also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion of all of the deferred tax asset will not be realized. We consider historical book income, the scheduled reversal of deferred tax assets, and projected future book and taxable income in making this assessment. See Note 1 to our financial statements for further discussion.

    Allowance for Doubtful Accounts and Allowance for Future Credits.    We maintain an allowance for doubtful accounts for estimated losses resulting from our clients' inability to pay us and an allowance for estimated future credits to be issued related to billing discrepancies or disputes. The provisions are based on our historical experience and for specific clients that, in our opinion, are likely to default on our receivables from them. In order to identify these clients, we perform ongoing reviews of all clients that have breached their payment terms, as well as those that have filed for bankruptcy or for whom information has become available indicating a significant risk of non-recoverability. To the extent that our future collections differ from our assumptions based on historical experience, the amount of our bad debt and allowance recorded may be different. See Note 1 to our financial statements for further discussion.

    Stock Based Compensation.    Effective January 1, 2006, we adopted FASB Statement No. 123R, "Share-Based Payment," or SFAS 123R, a revision of SFAS 123, "Accounting for Stock-Based Compensation," and related interpretations. SFAS 123R supersedes Accounting Principles Board, or APB, Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. SFAS 123R requires all share-based compensation to employees, including grants of employee stock options, to be valued at fair value on the date of grant and to be expensed over the applicable service period. We adopted this statement using the "prospective" transition method which does not result in restatement of our previously issued financial statements and requires only new awards or awards that are modified, repurchased or canceled after the effective date to be accounted for under the provisions of SFAS 123R. Prior to January 1, 2006, we accounted for stock-based compensation arrangements according to the provisions of APB 25 and its related interpretations.

    Determining the appropriate fair value model and calculating the fair value of stock-based payment awards requires the use of highly subjective assumptions, including the expected life of the stock-based payment awards and stock price volatility. We have used the Black-Scholes option-pricing model to value our option grants and determine the related compensation expense. The assumptions used in calculating the fair value of stock based payment awards represent management's best estimates, but the estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and we use different assumptions, our stock based compensation expense could be materially different in the future.

    In 2006, 2007 and the three months ended March 31, 2008, we used the Black-Scholes option-pricing model and the following assumptions to determine fair values of option grants and related compensation expense:

	Year Ended December 31,		Three Months Ended March 31,
	2006	2007	2008
			(unaudited)
Volatility	41.21%	37.84-39.00%	56.86%
Risk-free interest rate	4.75%	3.80-4.84%	2.75%
Expected dividend yield	0%	0%	0%
Expected option term (in years)	6.25	6.25	6.25

    We have historically been a private company and lacked company-specific historical and implied volatility information. Accordingly, we have estimated our expected volatility based on the historical volatility of our peer group consisting of publicly-held companies selected because of the similarity of their industry, business model, and financial risk profile. We intend to continue to use the same peer group to determine volatility in the future until such time that sufficient information regarding the volatility of our share price becomes available or we determine that other companies should be added or are no longer suitable.

    The expected term of options has been determined utilizing the "simplified" method as prescribed by SAB 107, "Share-Based Payment". The risk-free interest rate used for each grant is based on a U.S. Treasury instrument with a term similar to the expected term of the option. SFAS 123R also requires us to estimate forfeitures at the time of grant and to revise those estimates in subsequent periods if actual forfeitures differ from those estimates. We use historical data to estimate pre-vesting option forfeitures and record stock-based compensation expense only for those awards that are expected to vest. If our actual forfeiture rate is materially different from its estimate, the stock-based compensation expense could be significantly different from what we have recorded in the current period.

    The following table summarizes by grant date the number of shares subject to options granted between January 1, 2006 and March 31, 2008, the per share exercise price of the options and the per share estimated fair value of the options:

Grant Date	Number of Shares Subject to Options Granted	Per Share Exercise Price of Option(1)	Per Share Estimated Fair Value of Option(2)
Three months ended March 31, 2006	151,000	$4.00	$1.62
Three months ended June 30, 2006	—	—	—
Three months ended September 30, 2006	195,500	4.00	1.62
Three months ended December 31, 2006	113,000	4.00	1.62
Three months ended March 31, 2007	144,000	4.00	1.56
Three months ended June 30, 2007	—	—	—
Three months ended September 30, 2007	305,500	5.52	2.13
Three months ended December 31, 2007	474,500	6.72	2.45
Three months ended March 31, 2008	85,000	7.94	3.84

(1)
The Per Share Exercise Price of Option represents the determination by our board of directors of the fair market value of our common stock on the date of grant.

(2)
As described above, the Per Share Estimated Fair Value of Option was estimated at the date of grant using the Black-Scholes option-pricing model. This model estimates the fair value by applying a series of factors including the exercise price of the option, a risk free interest rate, the expected term of the option, expected share price volatility of the underlying common stock and expected dividends on the underlying common stock. Additional information regarding our valuation of common stock and option awards is set forth in Note 7 to our financial statements included elsewhere in this prospectus.

    We have historically granted stock options at exercise prices equivalent to the fair value of our common stock as of the date of grant as determined by our board of directors with input from management and based on a number of objective and subjective factors, including the following:

  •
  peer group trading multiples;

  •
  the amount of preferred stock liquidation preferences;

  •
  our results of operations and financial condition;

  •
  increases in the number of clients and client retention;

  •
  improvements in our product functionality and system infrastructure;

  •
  the illiquidity of shares of our common stock;

  •
  our future prospects and opportunity for liquidity events such as an initial public offering and possible third party sales; and

  •
  prices paid for our preferred stock issued in arms-length transactions.

    Beginning in June 2007, we also began utilizing quarterly valuations of our common stock to reflect various changes in our financial performance, the value of similar publicly-held companies, publicly reported stock transactions and other factors.

    Our quarterly valuations since June 2007 have used a market approach and an income approach to estimate our aggregate enterprise value at each valuation date. The market approach estimates the fair market value of a company by applying market multiples of publicly-traded firms in similar lines of business to actual and projected results. Given the similarities between their businesses and ours, we included the following publicly-traded companies in our analysis: Omniture, Constant

Contact (December 2007 and March 2008 only), Taleo Corporation, Vocus, salesforce.com, RightNow Technologies, Visual Sciences (June and September 2007 only), Kana Software, Lyris, Inc. and Concur Technologies. We also utilized publicly available information to select sale transactions for privately-held and publicly-held companies comparable to us. We deemed these companies comparable due to their Software as a Service (SaaS) model and/or the nature of their business. We applied a discount for control premiums impacting public company trading multiples and prices paid in the selected comparable target company sales transactions (33% for June 2007 and September 2007 and 25% for December 2007 and March 2008).

    The income approach involves applying an appropriate risk-adjusted discount rate to projected debt-free cash flows, based on forecasted revenues and costs. After considering the then applicable market rate of return of 20 year U.S. treasury bonds, we have deemed the discount rates utilized (17.6% for June 2007, 17.0% for September and December 2007, and 16.0% for March 2008) to be a reasonable risk free rate of return given our industry, our size and our general risk profile. The projections used were based on our expected operating performance over the five year forecast period at the time of the valuation. We believe the assumptions underlying the estimates are reasonable as they are consistent with the plans and estimates we use to manage our business.

    Finally, the values calculated for our common stock were weighted at 75% market approach and 25% income approach for each valuation since June 2007 based on the volume of market data available for comparable companies relative to our internal five year operating performance projections. The resulting value was allocated to each class of stock in each valuation date based on application of the current-value method as described in the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation ("Practice Aid"). As all convertible preferred stock was "in the money" at each valuation date, we treated all preferred stock as if it had converted to common stock. The per share value calculated under the current-value method approximated the value calculated under the option-pricing method as described in the Practice Aid and represented the estimated fair market value of our common stock at each valuation date. As indicated below, certain of these factors or assumptions changed from period to period but the methodologies did not change.

    There is inherent uncertainty in our forecasts and projections, and if we had made different assumptions and estimates than those described above, the amount of our stock-based compensation expense, net income and net income per share amounts could have been materially different. In addition, discounts to reflect the lack of a public market for our stock were estimated. We believe that we have used reasonable methodologies, approaches and assumptions consistent with the Practice Aid, in assessing the fair value of our common stock for financial reporting purposes.

    As discussed more fully in Note 7 to the financial statements included elsewhere in this prospectus, we granted stock options with weighted average exercise prices of $4.00, $5.90, and $7.94 per share during 2006 and 2007 and the three months ended March 31, 2008, respectively. We determined that the fair value of our common stock increased from $4.00 per share in the first quarter of 2007 to $5.52 as of June 30, 2007, to $6.72 as of September 30, 2007, to $7.99 as of December 31, 2007, and to $8.78 as of March 31, 2008. The following discussion describes the reasons for the difference between the fair value of our common stock during these periods and the estimated mid-point of the price range set forth on the front cover of this prospectus of $                          per share. In each determination of fair value, we assumed full conversion of our preferred stock and the exercise of all outstanding stock options.

    Based primarily upon expressions of investment interest from third parties, our board of directors established a fair value of $4.00 per share for our common stock for the quarters ended March 31, 2006, June 30, 2006 and September 30, 2006. During this time period, we increased our client base and revenues and continued to develop our product offerings and infrastructure. While our operating expenses also increased primarily due to the hiring of additional personnel, our business turned profitable for the first time in the quarter ended March 31, 2006 and has been profitable every quarter thereafter. We had no plans for an initial public offering in the near term because we did not believe that an initial public offering would be beneficial for a company of our size. We also considered the other valuation factors described above but concluded $4.00 per share to be a reasonable estimate of fair value during this period. Because we had also concluded that an initial public offering was not likely in the near term, we did not prepare any valuations containing the detail or utilizing the methodologies of our quarterly valuations conducted in June 2007 and thereafter.

    During the quarter ended December 31, 2006, the number of our clients and our revenues continued to increase, and we significantly improved our profitability. We raised $5.0 million through the sale of Series D preferred stock at a price of $4.00 per share. The holders of Series D preferred stock are not entitled to receive any dividends or liquidation preferences, do not have the benefit of any protective provisions similar to those enjoyed by holders of our Series A, B and C preferred stock, and are required to convert into common stock on a one-for-one basis upon a qualified public offering. We continued to believe that we were not in a position to complete an initial public offering in the near term. Based primarily on the terms, rights and privileges and the per share price of the Series D preferred stock, we determined that fair value of our common stock should remain at $4.00 per share for the quarter ended December 31, 2006.

    From January 1, 2007 to March 31, 2007, our quarterly performance improved over past quarters even though we continued to expend resources on hiring additional personnel, developing our product infrastructure and releasing new products. In January, 2007, we raised $2.7 million through a second issuance of Series D preferred stock at the same per share price of $4.00. We once again determined the fair value of our common stock to be $4.00 per share for the quarter ended March 31, 2007. Consistent with the Practice Aid provisions, we also concluded that the $4.00 per share invested by third parties for our Series D preferred stock to be very good evidence of fair value for this March 31, 2007 period. Given the proximity of the investment date, we also did not consider it prudent to expend the resources necessary to develop a more complete valuation of fair value.

    During the quarter ended June 30, 2007, as our financial results continued to be favorable, our board of directors determined that we may be approaching the size that would permit us to successfully launch an initial public offering, although we had not yet retained any investment bankers or other third parties regarding any such offering. As described above, we for the first time conducted a valuation of the fair value of our common stock as of June 30, 2007. In July 2007, based on the results of this valuation, we determined the fair value of our common stock to be $5.52 per share.

    During the quarter ended September 30, 2007, we initiated discussions with investment banks about a possible initial public offering. During the quarter, we engaged investment bankers, lawyers and accountants to start the process of an initial public offering and held our initial organizational meeting. We also conducted an updated valuation as of September 30, 2007. In November 2007, based on the results of this valuation, we determined the fair value of our common stock to be $6.72 per share.

    There were several significant factors that impacted our September 30, 2007 fair value determination compared to our June 30, 2007 valuation, including:

  •
  We updated our long-term financial projections;

  •
  Our client base and revenues increased; and

  •
  Based on publicly available information, we updated the multiples used when analyzing publicly-traded companies, in similar industries and markets, and comparable sales transactions.

    We did not modify any discounting of values determined or the weighting between the income approach and the market approach as we concluded the discounting and weighting to be reasonable. Based on all these factors, we also concluded that an increase of fair value from $5.52 per share as of June 30, 2007 to $6.72 per share as of September 30, 2007 was reasonable.

    During the quarter ended December 31, 2007, we filed our registration statement with the Securities and Exchange Commission, and we continued to operate our business and increase our revenues and number of clients. Also affecting our fair value determination as of December 31, 2007 were the following:

  •
  We updated our long-term financial projections;

  •
  Our client base and revenues increased; and

  •
  Based on publicly available information, we updated the multiples used when analyzing publicly-traded companies, in similar industries and markets, and comparable sales transactions.

    While we did not modify any weighting between the income approach and the market approach, we reduced the discounting used in the market approach from 33% to 25% as we moved closer to becoming a public company. In light of these factors and assumptions, we concluded that a fair value of $7.99 per share as of December 31, 2007 was reasonable.

    During the quarter ended March 31, 2008, we amended our registration statement with the Securities and Exchange Commission, and we continued to operate our business in the ordinary course. We again experienced an increase in our revenues and number of clients. We updated our long-term financial projections, and based on publicly available information, we updated the multiples used when analyzing publicly traded companies and comparable sales transactions. We did not modify any weighting between the income approach and the market approach and did not modify the discount rate for control premiums. In light of these factors and assumptions, we concluded that a fair value of $8.78 per share as of March 31, 2008 was reasonable.

    The following table shows the intrinsic value of our outstanding vested and unvested stock options and restricted stock as of March 31, 2008 based upon the initial public offering price of $             per share, which is the midpoint of the range listed on the coverage page of this prospectus.

	Number of Shares Underlying Options and Restricted Stock	Intrinsic Value
Total vested options outstanding	2,387,654	$
Total unvested options outstanding	1,365,418
Total restricted stock outstanding	50,000

Total options and restricted stock outstanding	3,803,072	$

Results of Operations

    The following table sets forth selected statements of operations data for each of the periods indicated as a percentage of total revenues.

	Year Ended December 31,			Three Months Ended March 31,
	2005	2006	2007	2007	2008
				(unaudited)
Revenues	100%	100%	100%	100%	100%
Cost of revenues	23	25	25	24	26

Gross profit	77	75	75	76	74
Operating expenses:
Sales and marketing	53	42	42	38	39
Development	20	16	18	16	15
General and administrative	11	8	7	7	10

Total operating expenses	84	66	67	61	64
Operating income (loss)	(7)	9	8	15	10
Other income, net	—	1	1	—	—

Income (loss) before taxes	(7)	10	9	15	10
Income tax expense (benefit)	—	(11)	4	6	4

Net income (loss)	(7)	21	5	9	6
Adjustment for redemption of preferred stock	—	(3)	—	(1)	—
Accretion of redeemable preferred stock	(2)	(1)	(1)	(1)	—

Net income (loss) available to common stockholders	(9)%	17%	4%	7%	6%

Three Months Ended March 31, 2008 and 2007

    Revenues.    Revenues for the three months ended March 31, 2008 were $15.7 million, an increase of $5.6 million, or 55%, over revenues of $10.1 million for the three months ended March 31, 2007. Consistent with prior periods, the growth in revenues over the period was attributable to a larger base of renewal clients, new direct client additions and an increase in revenue associated with messages sent above contracted levels. During the three months ended March 31, 2008, we added approximately 330 new direct clients, increasing our direct client base to more than 3,000 organizations. Revenues for messages sent above the contracted level for the three months ended March 31, 2008 were $1.9 million, an increase of $1.0 million or 111% over revenues of $0.9 million for the three months ended March 31, 2007. Price increases during this period did not have a material impact on our revenues. Total deferred revenue as of March 31, 2008 was $15.9 million, representing an increase of $4.6 million, or 41%, over total deferred revenue of $11.3 million as of March 31, 2007. The percentage increase in total deferred revenue was less than the percentage increase in revenues primarily due to the higher proportion of clients requesting periodic instead of annual billing terms.

    Cost of Revenues.    Cost of revenues for the three months ended March 31, 2008 was $4.1 million, an increase of $1.7 million, or 71%, over cost of revenues of $2.4 million for the three months ended March 31, 2007. The increase was due in part to a $0.5 million increase in employee related costs due to the addition of 20 services personnel from March 31, 2007 to March 31, 2008, primarily in technical support and account management related to our optimization services team. Cost of revenues also increased due to a $0.2 million increase in depreciation and a $0.7 million increase in operating costs related to site optimization and scalability of our application infrastructure. Our gross profit decreased to 74% for the three months ended March 31, 2008 from

76% for the three months ended March 31, 2007. The number of services personnel and capital expenditures relating to our system hardware in our co-location facilities are expected to increase over future periods, which will result in higher cost of revenues attributable to depreciation and operating expenses.

    Sales and Marketing Expenses.    Sales and marketing expenses for the three months ended March 31, 2008 were $6.1 million, an increase of $2.3 million, or 61%, over sales and marketing expenses of $3.8 million for the three months ended March 31, 2007. The increase was primarily due to a $0.8 million increase in employee related costs due to the addition of 23 sales and marketing personnel from March 31, 2007 to March 31, 2008 and $1.0 million in higher sales commissions as a result of increased sales and over-performance to our sales targets. It also reflects an increase in marketing programs of $0.3 million and meeting and travel expenses of $0.2 million. Our sales and marketing headcount increased as we established a dedicated account renewal team, increased the size of our sales team and hired additional personnel to drive sales leads through marketing and cold calling activities. Our sales and marketing spending increased in absolute dollars and increased slightly as a percentage of revenues as we scaled our sales and marketing activities with our business.

    Development Expenses.    Development expenses for the three months ended March 31, 2008 were $2.4 million, an increase of $0.7 million, or 41%, over development expenses of $1.7 million for the three months ended March 31, 2007. The increase in development expenses was primarily due to a $0.4 million increase in employee related costs due to the addition of 13 personnel from March 31, 2007 to March 31, 2008, and a $0.1 million increase in contract development resources. Our development spending increased in absolute dollars but decreased slightly as a percentage of revenues as we accelerated the development of our application and integrated solutions.

    General and Administrative Expenses.    General and administrative expenses for the three months ended March 31, 2008 were $1.6 million, an increase of $0.9 million, or 129%, over general and administrative expenses of $0.7 million for the three months ended March 31, 2007. The increase in general and administrative expenses was primarily due to a $0.5 million increase in employee related costs due to the addition of 12 IT, accounting and legal personnel from March 31, 2007 to March 31, 2008. Our general and administrative headcount increased as we hired additional personnel to support our growth and help us prepare to become a public company. The increase also represents a $0.3 million increase in contractual and professional services expenses.

    Other Income.    Other income consists primarily of interest income and expense. Other income for the three months ended March 31, 2008 and for the three months ended March 31, 2007 was nominal.

    Income Tax Expense (Benefit).    Income tax expense for the three months ended March 31, 2008 was $0.6 million, consistent with income tax expense for the three months ended March 31, 2007.

Years Ended December 31, 2007 and 2006

    Revenues.    Revenues for 2007 were $48.0 million, an increase of $16.8 million, or 54%, over revenues of $31.2 million for 2006. The growth in revenues over the period was attributable to a larger base of renewal clients, new direct client additions and an increase in revenue associated with messages sent above contracted levels. During 2007, we added approximately 1,070 new direct clients, increasing our client base to more than 2,900 organizations. Revenues for messages sent above the contracted level for 2007 were $5.6 million, an increase of $1.1 million or 24% over revenues of $4.5 million in 2006. Revenues associated with messages sent above the contracted levels increased in total dollars, but decreased as a percentage of total revenues due to a larger base of renewal clients renewing at higher contracted message volumes. Price increases during this period did not have a material impact on our revenues. Total deferred revenue as of December 31,

2007 was $14.8 million, representing an increase of $4.5 million, or 44%, over total deferred revenue of $10.3 million as of December 31, 2006. The percentage increase in total deferred revenue was less than the percentage increase in revenues primarily due to the higher proportion of new enterprise clients who typically request periodic instead of annual billing terms.

    Cost of Revenues.    Cost of revenues for 2007 was $11.9 million, an increase of $4.1 million, or 53%, over cost of revenues of $7.8 million for 2006. The increase was due in part to a $1.4 million increase in employee related costs due to the addition of 25 personnel from 2006 to 2007, primarily in technical support and account management related to our optimization services team. Cost of revenues also increased due to a $0.7 million increase in depreciation and a $1.4 million increase in operating costs related to site optimization and scalability of our application infrastructure. Our gross profit for both periods remained consistent at 75%.

    Sales and Marketing Expenses.    Sales and marketing expenses for 2007 were $20.0 million, an increase of $6.9 million, or 53%, over sales and marketing expenses of $13.1 million for 2006. The increase was primarily due to a $2.0 million increase in employee related costs due to the addition of 38 sales and marketing personnel from 2006 to 2007 and $2.8 million in higher sales commissions as a result of increased sales and over-performance to our sales targets, particularly in the fourth quarter of 2007. It also reflects an increase, primarily in the third quarter of 2007, in marketing programs of $1.1 million and meeting and travel expenses of $0.4 million. Our sales and marketing headcount increased as we established a dedicated account renewal team, doubled the size of our inside sales team and hired additional personnel to drive sales leads through marketing and cold calling activities.

    Development Expenses.    Development expenses for 2007 were $8.5 million, an increase of $3.5 million, or 70%, over development expenses of $5.0 million for 2006. The increase in development expenses was primarily due to a $2.0 million increase in employee related costs due to the full year realization of 2006 hires and the addition of 11 personnel from 2006 to 2007, and a $1.0 million increase in contract development resources. Our development spending increased as we accelerated the development of our application and integrated solutions, including the launch of our Microsoft Dynamics CRM integration.

    General and Administrative Expenses.    General and administrative expenses for 2007 were $3.7 million, an increase of $1.3 million, or 54%, over general and administrative expenses of $2.4 million for 2006. The increase in general and administrative expenses was primarily due to a $0.9 million increase in employee related costs due to the addition of eight IT, accounting and legal personnel from 2006 to 2007. Our general and administrative headcount increased as we hired additional personnel to support our growth and help us prepare to become a public company.

    Other Income.    Other income consists primarily of interest income and expense. Other income for 2007 was income of $0.2 million, a decrease of $0.3 million, or 60%, from other income of $0.5 million for 2006. This decrease in other income was primarily due to a one-time non-refundable deposit received and recognized as other income for 2006.

    Income Tax Expense (Benefit).    Income tax expense for 2007 was $1.7 million compared to a tax benefit of $3.3 million for 2006. The change is due to tax net operating loss carryforwards that were fully reserved for because of our history of losses. In the fourth quarter of 2006 management determined that the net operating losses would be largely utilized by 2006 taxable income and the valuation allowance was reversed. The net operating losses were fully utilized in the first quarter of 2007.

Years Ended December 31, 2006 and 2005

    Revenues.    Revenues for 2006 were $31.2 million, an increase of $11.5 million, or 58%, over revenues of $19.7 million for 2005. The growth in revenues over the period was attributable primarily to a larger base of renewal clients, new direct client additions and an increase in revenues associated with messages sent above the contracted levels. During 2006, we added approximately 920 new direct clients. Revenues for messages sent above the contracted level for 2006 were $4.5 million, an increase of $1.7 million, or 61%, over revenues of $2.8 million in 2005. Revenues associated with messages sent above contracted levels grew consistent with our overall revenues due to new client additions and a larger base of renewal clients. Price increases during this period did not have a material impact on our revenues. Total deferred revenue for 2006 was $10.3 million, representing an increase of $3.0 million, or 41%, over total deferred revenue of $7.3 million for 2005. The percentage increase in total deferred revenue was less than the percentage increase in revenues primarily due to the higher proportion of new enterprise clients who typically request periodic instead of annual billing terms.

    Cost of Revenues.    Cost of revenues for 2006 was $7.8 million, an increase of $3.2 million, or 70%, over cost of revenues of $4.6 million for 2005. The increase was primarily due to a $1.2 million increase in employee related costs due to the full year realization of 2005 hires and the addition of nine personnel from 2005 to 2006, primarily in implementation and account management related to our optimization services team. Cost of revenues also increased due to a $0.8 million increase in depreciation and a $0.6 million increase in operating costs related to site optimization and scalability of our application infrastructure. Our gross profit decreased to 75% in 2006 as compared to 77% in 2005. Cost of revenues increased by a greater percentage than the percentage growth in revenues as we invested in infrastructure and headcount in optimization services to scale with client expansion. Costs of revenues are expensed when incurred while subscription revenue is recognized ratably over the subscription contract term.

    Sales and Marketing Expenses.    Sales and marketing expenses for 2006 were $13.1 million, an increase of $2.6 million, or 25%, over sales and marketing expenses of $10.5 million for 2005. The increase was primarily due to a $0.9 million increase in employee related costs due to the addition of ten sales and marketing personnel from 2005 to 2006 to expand our inside sales team and to build a pre-sales consulting team to assist with technical sales, and $1.6 million in higher sales commissions as a result of increased sales. Our sales and marketing headcount increased as we hired additional personnel to focus on adding new clients and increasing revenues from existing clients.

    Development Expenses.    Development expenses for 2006 were $5.0 million, an increase of $1.1 million, or 28%, over development expenses of $3.9 million for 2005. The increase in development expenses was primarily due to a $1.4 million increase in employee related costs due to the addition of 13 personnel from 2005 to 2006 offset by a decrease in contract development resources. Our development spending increased as we upgraded and expanded the capabilities of our on-demand application.

    General and Administrative Expenses.    General and administrative expenses for 2006 were $2.4 million, an increase of $0.3 million, or 14%, over general and administrative expenses of $2.1 million for 2005. The increase in general and administrative expenses was primarily due to a $0.3 million increase in employee related costs due to the addition of four personnel from 2005 to 2006 offset by a $0.2 million decrease in bad debt expense recognized in that period. Our general and administrative headcount increased as we hired additional personnel to support our growth.

    Other Income (Expense).    Other income for 2006 was income of $0.5 million compared to a $24,000 expense in 2005. This increase in other income was primarily due to a one-time non-refundable deposit received and recognized as other income for 2006.

    Income Tax Expense (Benefit).    Income tax expense (benefit) for 2006 reflected a tax benefit of $3.3 million related to the reversal of the deferred tax asset valuation reserve. It was the opinion of management that it was more likely than not that the benefit of deferred tax assets associated with the net operating losses would be realized and as such the reserve was reversed. The determination for the reversal was based upon our operating income for the year and forecasted income for the subsequent year. There were no income taxes in 2005 due to our net operating loss carryforwards.

Quarterly Results of Operations

    The following table sets forth our unaudited statements of operations data for each of the nine quarters through and including the period ended March 31, 2008. This information is derived from our unaudited financial statements, which in the opinion of management contain all adjustments necessary for a fair presentation of such financial data in accordance with United States generally accepted accounting principles. Operating results for these periods are not necessarily indicative of the operating results for a full year. Historical results are not necessarily indicative of the results to be expected in future periods. You should read this data together with our financial statements and the related notes to those financial statements included elsewhere in this prospectus.

	Three Months Ended
	Mar. 31, 2006	June 30, 2006	Sept. 30, 2006	Dec. 31, 2006	Mar. 31, 2007	June 30, 2007	Sept. 30, 2007	Dec. 31, 2007	Mar. 31, 2008
	(unaudited) (in thousands, except per share data)
Statements of Operations Data:
Revenues(1)	$6,544	$7,503	$7,961	$9,167	$10,077	$11,970	$12,116	$13,842	$15,695
Cost of revenues	1,746	1,779	2,045	2,257	2,426	2,720	3,075	3,655	4,077

Gross profit	4,798	5,724	5,916	6,910	7,651	9,250	9,041	10,187	11,618
Operating expenses:
Sales and marketing	2,742	3,244	3,450	3,714	3,801	4,663	5,311	6,216	6,117
Development	1,077	1,164	1,348	1,453	1,658	1,832	2,418	2,566	2,377
General and administrative	571	563	627	654	722	875	843	1,222	1,632

Total operating expenses	4,390	4,971	5,425	5,821	6,181	7,370	8,572	10,004	10,126
Operating income	408	753	491	1,089	1,470	1,880	469	183	1,492
Other income (expense), net	471	1	8	(27)	28	52	45	26	28

Income before taxes	879	754	499	1,062	1,498	1,932	514	209	1,520
Income tax expense (benefit)	—	—	—	(3,285)	627	811	216	37	643

Net income	879	754	499	4,347	871	1,121	298	172	877
Adjustment for redemption of preferred stock	—	—	—	(724)	(88)	—	—	—	—
Accretion of redeemable convertible preferred stock	(105)	(105)	(105)	(105)	(105)	(105)	(14)	—	—

Net income available to common stockholders	$774	$649	$394	$3,518	$678	$1,016	$284	$172	$877

Net income per common share:
Basic	$0.12	$0.10	$0.06	$0.56	$0.13	$0.20	$0.06	$0.03	$0.17
Diluted	$0.05	$0.04	$0.03	$0.18	$0.04	$0.06	$0.01	$0.01	$0.04
Pro Forma (unaudited)(2)
Net income per common share:
Basic	—	—	—	—	$0.04	$0.06	$0.02	$0.01	$0.05
Diluted	—	—	—	—	$0.04	$0.06	$0.01	$0.01	$0.04

(1)
Revenues include fees for messages sent above the contracted level in the respective quarters as follows:

	Three Months Ended
	Mar. 31, 2006	June 30, 2006	Sept. 30, 2006	Dec. 31, 2006	Mar. 31, 2007	June 30, 2007	Sept. 30, 2007	Dec. 31, 2007	Mar. 31, 2008
	(unaudited) (in thousands)
Revenues for messages sent above the contracted level	$877	$1,331	$1,124	$1,202	$904	$1,552	$1,277	$1,913	$1,888
(2)
Pro forma to give effect to the automatic conversion of all outstanding shares of our preferred stock into shares of our common stock upon the closing of this offering, including the conversion of accrued but unpaid dividends on our Series C preferred stock, but excluding shares of common stock issuable upon conversion of unpaid dividends on our Series A and Series B preferred stock ($286,000 and $115,000, respectively) at the initial public offering price.

              As percentage of revenues:

	Three Months Ended
	Mar. 31, 2006	June 30, 2006	Sept. 30, 2006	Dec. 31, 2006	Mar. 31, 2007	June 30, 2007	Sept. 30, 2007	Dec. 31, 2007	Mar. 31, 2008
	(unaudited)
Statements of Operations Data:
Revenues	100%	100%	100%	100%	100%	100%	100%	100%	100%
Cost of revenues	27	24	26	25	24	23	25	26	26

Gross profit	73	76	74	75	76	77	75	74	74
Operating expenses:
Sales and marketing	42	43	43	41	38	39	44	45	39
Development	16	16	17	16	16	15	20	18	15
General and administrative	9	7	8	7	7	7	7	9	10

Total operating expenses	67	66	68	64	61	61	71	72	64
Operating income	6	10	6	11	15	16	4	2	10
Other income, net	7	—	—	—	—	—	—	—	—

Income before taxes	13	10	6	11	15	16	4	2	10
Income tax expense (benefit)	—	—	—	(36)	6	7	2	1	4

Net income	13	10	6	47	9	9	2	1	6
Adjustment for redemption of preferred stock	—	—	—	(8)	(1)	—	—	—	—
Accretion of redeemable convertible preferred stock	(1)	(1)	(1)	(1)	(1)	(1)	—	—	—

Net income available to common stockholders	12%	9%	5%	38%	7%	8%	2%	1%	6%

Liquidity and Capital Resources

    Since our inception, we have financed our operations primarily through the proceeds from the issuance of preferred stock, borrowings under credit facilities and cash flows from operations. At March 31, 2008, our principal sources of liquidity were cash and cash equivalents totaling $3.4 million and accounts receivable of $13.0 million.

    In December 2005, we obtained a $1.7 million bank term loan that is collateralized by the underlying equipment financed and a lien on all of our assets. In March 2008, we obtained a short-term revolving line of credit in the amount of $5.0 million. We repaid the 2005 term loan in April 2008 using a portion of the proceeds of this revolver, with the remaining proceeds to be used to fund our working capital needs. The revolver matures on March 31, 2009. The revolver bears interest at a floating rate equal to the Prime Rate. Borrowings under this revolver are secured primarily by our accounts receivable, cash and cash equivalents.

    During the first quarter of 2008, we commenced operations in a second data center, located in Las Vegas, Nevada. The data center, which is owned and operated by a third party, has comparable terms to our existing Indianapolis facility. We have purchased and capitalized a cumulative $2.5 million of hardware and software and entered into $0.1 million of contractual commitments as of March 31, 2008 related to this new facility. We expect to make further significant capital investments in the expansion and operation of our second data center facility during 2008, as well as continue to expand our Indianapolis facility.

Operating Activities

    Net cash provided by operating activities was $1.2 million during 2005, $5.4 million during 2006, and $5.6 million during 2007, and $2.5 million during the three months ended March 31, 2008. The 2006 and 2007 and the three months ended March 31, 2008 net cash inflows resulted primarily from operating income, changes in working capital accounts and the add back of non-cash charges for depreciation, stock based compensation expense, and a reversal of the valuation allowance against deferred tax assets in 2006. The 2005 net cash inflows resulted primarily from changes in working capital accounts and the add back of non-cash charges for depreciation offset by an operating loss for the period. Cash flow from operations is also significantly impacted by collections of subscription payments in advance of those amounts meeting all criteria for revenue recognition.

    The changes in working capital items consisted primarily of the following (in each case reflecting amounts as of the dates indicated and amount of change from the prior period):

Accounts Receivable

	As of December 31,			As of March 31,
	2005	2006	2007	2008
				(unaudited)
Accounts receivable	$4,406,948	$6,492,347	$11,989,293	$13,027,607
Change from prior period	1,682,714	2,085,399	5,496,946	1,038,314
% change from prior period	62%	47%	85%	9%

    The increases in accounts receivable are due to continued growth in invoiced amounts to our clients, reduced by the collections on existing receivables. Clients are generally invoiced annually or in periodic installments over the subscription period, and payment for the majority of our subscription agreements is due upon invoicing. We generally receive cash payments from subscription customers early in the revenue recognition process, which has a positive effect on our accounts receivable balances and on cash flow from operations. If our subscriptions increase, our deferred revenue and accounts receivable balances typically increase as well. In 2007, accounts receivable increased at a higher rate than prior years in part due to a larger percentage of fourth quarter client contracts executed and invoices generated in the last month of the quarter.

Deferred Revenue

	As of December 31,			As of March 31,
	2005	2006	2007	2008
				(unaudited)
Total deferred revenue(1)	$7,299,739	$10,278,004	$14,765,594	$15,900,550
Change from prior period	2,815,466	2,978,265	4,487,590	1,134,956
% change from prior period	63%	41%	44%	8%

(1)
Includes deferred revenue included in long-term obligations and other.

    The increases in total deferred revenue are due to continued growth in invoiced amounts under our subscription agreements, offset by the recognition of revenues ratably over the term of the subscription agreement. The growth in the invoiced amounts was primarily due to subscriptions from new clients, increased subscriptions from existing clients, the introduction of new products, and the enhancement of existing products. Deferred revenue represents agreements entered into in the current and prior periods to the extent invoiced but not yet recognized to revenues, and does not reflect that portion of subscriptions to be invoiced to clients on a periodic basis for which payment is not yet due. As the number of our large enterprise clients has increased, more of our clients have requested periodic instead of annual billing terms. As a result, we believe that the amount and proportion of aggregate contract value not reflected on the balance sheet through deferred revenue may continue to increase. This trend may slow the recognition of deferred revenue, accounts receivable and cash inflow in our financial statements.

Accrued Compensation

	As of December 31,			As of March 31,
	2005	2006	2007	2008
				(unaudited)
Accrued compensation and related expenses	$923,996	$1,573,517	$3,177,185	$2,856,789
Change from prior period	254,048	649,521	1,603,668	(320,396)
% Change from prior period	38%	70%	102%	(10)%

    The increases in accrued compensation and related expenses were primarily due to an increase in the number and compensation of our employees and larger commissions and sales incentives. In 2007, accrued compensation increased at a higher rate than prior years in part due to our over-performance to our sales target, particularly in the fourth quarter. Accrued compensation decreased during the three months ended March 31, 2008 due to the payment of commissions and bonuses earned and accrued for the achievement of fourth quarter and full year 2007 performance targets.

Accounts Payable and Accrued Liabilities

	As of December 31,			As of March 31,
	2005	2006	2007	2008
				(unaudited)
Accounts payable and accrued liabilities(1)	$1,348,318	$754,294	$2,090,706	$1,997,397
Change from prior period	824,194	(594,024)	1,336,412	(93,309)
% change from prior period	157%	(44)%	177%	(4)%

(1)
Balances only reflect the portions related to cash flows from operating activities.

    The changes in accounts payable and accrued liabilities were primarily due to the timing of payments to vendors and an increase in our overall operating expenses, particularly due to contractors and professional service providers.

    The net cash provided by operating activities also resulted primarily from the following non-cash charges, which need to be added back as an adjustment to reconcile net income (loss) to cash provided by operating activities:

  •
  depreciation and amortization of property, equipment and purchased software of $0.9 million, $1.9 million, $2.7 million and $0.9 million during 2005, 2006, 2007, and the three months ended March 31, 2008, respectively; and

  •
  stock based compensation expense of $0.1 million and $0.3 million, and $0.2 million during 2006 and 2007, and the three months ended March 31, 2008 respectively.

    The increase in depreciation and amortization of property, equipment and software was primarily due to increased purchases of fixed assets required to support the continued growth and expansion of the business. The increase in stock based compensation was primarily due to the prospective adoption of SFAS 123R on January 1, 2006.

    As of December 31, 2007, we had used all operating loss carryforwards available to offset payments of federal and state income tax liabilities. We have approximately $0.3 million of Indiana tax credits as of March 31, 2008 to be used to offset taxes payable to the state of Indiana. We made aggregate federal and state cash tax payments of $20,000 for the three months ended March 31, 2008.

Investing Activities

    Net cash used in investing activities was $1.6 million, $3.8 million, $6.0 million, and $3.2 million during 2005, 2006, 2007 and the three months ended March 31, 2008, respectively. Net cash used in investing activities consisted primarily of cash paid for purchases of fixed assets to expand our infrastructure for our hosted software product, computer equipment and office furniture for our employees and leasehold improvements related to additional office space. Net cash used in investing activities for the three months ended March 31, 2008 includes $0.7 million of fixed assets capitalized as of December 31, 2007, but not paid until the first quarter of 2008 and $2.1 million of fixed assets ordered in the fourth quarter of 2007 but not received and paid until the first quarter of 2008. We intend to continue to invest in our hosted infrastructure to support growth of clients and data, and to ensure our software is available for access in the event of disaster.

Financing Activities

    Net cash provided by (used in) financing activities was $1.8 million, $(0.5) million, $(0.3) million, and $(0.1) million during 2005, 2006 and 2007 and the three months ended March 31, 2008, respectively. Net cash used in financing activities during 2006, 2007, and the three months ended March 31, 2008 consisted primarily of repayments of certain borrowings pursuant to our notes payable and capital leases, partially offset by proceeds from the exercise of stock options. Proceeds from the issuance of Series D preferred stock in 2006 and 2007 were offset entirely by the repurchase and retirement of Series A, Series B, and common stock. Net cash provided by financing activities during 2005 consisted primarily of a borrowing pursuant to one of our notes payable, receipt of a non-refundable deposit and proceeds from the exercise of stock options, partially offset by the repayment of our notes payable and capital leases.

    Our future capital requirements may vary materially from those now planned and will depend on many factors, including, but not limited to, development of new products, market acceptance of our products, the levels of advertising and promotion required to launch additional products and improve our competitive position in the marketplace, the expansion of our sales, support and marketing organizations, the establishment of additional offices in the United States and worldwide and the building of infrastructure necessary to support our growth, the response of competitors to our products and our relationships with suppliers and clients. Historically, we have experienced increases in our expenditures consistent with the growth in our revenues, and we anticipate that our expenditures will continue to increase in the future.

    Given our current cash and accounts receivable balances, the short-term revolving line of credit and the estimated net proceeds of this offering we believe that we will have sufficient liquidity to fund our business and meet our contractual obligations for the next twelve months. However, we may need to raise additional funds in the future in the event that we pursue acquisitions or investments in complementary businesses or technologies. If we raise additional funds through the issuance of equity or convertible securities, our stockholders may experience dilution. During the last three years, inflation and changing prices have not had a material effect on our business, and we do not expect that inflation or changing prices will materially affect our business in the next twelve months.

Off Balance Sheet Arrangements

    We do not engage in any off-balance sheet financing activities. We do not have any interest in entities referred to as variable interest entities, which include special purpose entities and other structured finance entities.

Contractual Obligations

    The following table summarizes our contractual cash obligations at March 31, 2008 and the effect such obligations are expected to have on our liquidity and cash flow in future periods:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 Year	1-3 years	3-5 Years	More than 5 Years
Notes payable	$424,982	$424,982	$—	$—	$—
Capital leases	138,287	61,797	76,490	—	—
Operating leases(1)	4,676,301	900,045	1,733,385	1,751,032	291,839
Contractual commitments(2)	1,336,784	757,032	579,752	—	—

Total	$6,576,354	$2,143,856	$2,389,627	$1,751,032	$291,839

(1)
Operating leases exclude commitments for the additional office space lease signed in May 2008. Obligations under the new lease are $244,158, $1,336,651, $1,468,108, and $3,976,127 for payments due less than 1 year, 1-3 years, 3-5 years, and thereafter, respectively.

(2)
Contractual commitments primarily consist of hosting and hosting related costs for the facilities that house our software application production environment and a volume pricing licensing agreement for certain software product licenses.

Qualitative and Quantitative Disclosures about Market Risk

    Foreign Currency Exchange Risk.    We believe that there is no material risk of exposure to our results of operations and cash flows due to changes in foreign currency exchange rates.

    Interest Rate Sensitivity.    Interest income and expense are sensitive to changes in the general level of U.S. interest rates. However, based on the nature and current level of our investments, which are primarily cash and debt obligations, we believe that there is no material risk of exposure.

BUSINESS

Company Overview

    ExactTarget is a leading provider of on-demand email marketing software solutions to organizations of all sizes. Our clients depend on our solutions for business-critical marketing and event-triggered communications to increase sales, improve their return on marketing investments and strengthen customer relationships. Through our email offering and our recent expansion into emerging one-to-one marketing technologies, we help our clients deliver the right message to the right person at the right time through the right medium.

    Our on-demand software enables our clients to easily create, target, deliver, track and manage permission-based email marketing communications. We use the phrase "permission-based email marketing" to refer to our clients' practice of sending email to their subscribers only if such individuals have affirmatively opted in to receive such email. Our scalable and modular multi-tenant architecture enables us to serve enterprise as well as small and medium size organizations with a single instance of our software. Through our integration capabilities, our clients can easily incorporate ExactTarget functionality into critical business systems such as CRM, web analytics and marketing automation programs, and we have developed standardized integrations with Salesforce, Microsoft Dynamics™ CRM, Omniture and other leading providers. Our software solutions are complemented by our optimization service offerings, which include technical support, training and implementation, integration, account management, deliverability, design and deployment and strategic consulting.

    Our sales and marketing efforts are focused on adding new clients and expanding relationships with existing clients. Our field sales team, based in over 20 U.S. markets, sells directly into the enterprise business market via an in-person sales approach, while our inside sales force sells to small and medium size organizations primarily via telesales. Our sales teams are supported by marketing efforts focused on internet-based lead generation, development of partner relationships and sponsored industry events and conferences. Our indirect sales efforts are focused on building channel relationships with value-added resellers, marketing service providers and other embedded partners.

    We provide our solutions through annual subscriptions with additional usage-based pricing for email messaging above contracted levels. As of March 31, 2008, our direct client base consisted of more than 3,000 organizations of all sizes, which included approximately 450 marketing service providers. Through these marketing service providers, more than 3,000 additional organizations utilize our technology. Many of our clients are well known companies or organizations such as Careerbuilder.com, Expedia.com, Florida Power and Light, Gannett Co., Inc./USA TODAY, the Indianapolis Colts, The Leukemia & Lymphoma Society, Liberty Mutual Group, Papa John's and Wellpoint, Inc. We have achieved 29 consecutive quarters of revenue growth, and no single client represented more than 3% of our revenue in the year ended December 31, 2007 and the three months ended March 31, 2008. We achieved revenues of $19.7 million, $31.2 million and $48.0 million for 2005, 2006 and 2007, respectively. Our operating income increased from a loss of $1.4 million to income of $2.7 million and $4.0 million during the same period.

    We were organized as ExactTarget, LLC, an Indiana limited liability company, in December 2000 and merged into ExactTarget, Inc., a Delaware corporation, in July 2004.

Industry Background

    In today's media-saturated environment, gaining a customer's attention is increasingly difficult. Therefore, it is a competitive imperative for organizations to deliver personalized, relevant and timely marketing messages. This is achieved by leveraging customer relationship data to optimize every interaction with individual customers. In the past, marketers relied heavily on one-way communication methods such as direct mail, newspaper, radio and television advertising, which can be slow to implement, impersonal and costly. Digital and interactive communication mediums such as email are growing rapidly because they allow for personalization on a mass scale, while reducing the time and cost required to reach customers. Additionally, email solutions allow marketers to test, track and optimize communications in real time. According to a 2007-2008 Direct Marketing Association report, email marketing returned an estimated $51.58 of sales for each dollar spent in 2006, which compared to an estimated $21.10 for non-email internet marketing, $17.07 for newspaper, $15.64 for direct mail, $8.68 for radio and $6.94 for television.

Market Opportunity

    The demand for email marketing products and services is large and growing, driven by organizations' desires to leverage the efficiency and effectiveness of this marketing channel. According to Forrester Research, the size of the U.S. email market for technology and services related to integration, strategy, delivery, creative and analytics is expected to grow from $2.3 billion in 2007 to $3.5 billion in 2010, representing a compound annual growth rate of 15%. We believe these segments of the market will grow at a higher rate due to increased outsourcing to email providers as well as growth in event-triggered email communications. Additionally, we believe our total addressable market opportunity will be larger as organizations embrace emerging one-to-one marketing technologies such as SMS, web landing pages and automated voice solutions.

Market Challenges

    Most organizations understand that effective email communications can increase sales, improve their return on marketing investment and strengthen customer relationships. However, organizations often lack the internal processes and systems needed to formulate, personalize, test, deliver and track the effectiveness of email marketing programs. Marketing professionals considering the adoption or expansion of email marketing programs face many challenges, including the following:

  •
  Sophisticated applications are typically difficult to use.    The complexity of many email applications requires technical expertise such as HTML programming, knowledge of scripting languages and database querying to successfully execute email marketing programs. This complexity and resulting reliance on technical staff increases production time related to marketing communications and often forces marketing professionals to focus on email execution rather than strategy and optimization.

  •
  Applications are unable to scale to meet evolving client needs.    While entry level email marketing solutions allow companies to quickly adopt email marketing, these applications lack the flexibility, advanced functionality and scalability to meet evolving client needs.

  •
  Complex infrastructure requirements.    Given the critical nature of email communication and event-triggered messages, organizations require 24/7 application availability, high volume transaction processing and robust data storage. In order to meet these requirements, organizations must make significant investments in technical expertise, data storage and security and complex infrastructure.

  •
  Inability to integrate data and processes across marketing channels.    There has been a proliferation of customer data generated by digital marketing channels and other initiatives such as web analytics and sales force and call center automation. As a result, it is difficult for organizations to integrate disparate data sources and marketing applications to generate a single, unified customer view in order to effectively target and deliver personalized and relevant communications.

  •
  Changing deliverability standards and compliance requirements.    Marketers must understand and adhere to the changing delivery standards of leading ISPs in order to ensure messages reach their subscribers' inboxes. In addition, organizations must maintain compliance with state, federal and international laws governing the delivery of email, including the federal CAN-SPAM Act.

Our Solutions

    Our on-demand software enables our clients to easily create, target, deliver, track and manage permission-based email marketing communications. Our clients also utilize our software for sending and managing a wide range of event-triggered communications such as billing statements, transaction notifications and alerts. These business-critical communications require best-in-class functionality and services. We believe our solutions offer the following key benefits:

  •
  Easy to deploy, cost effective and simple to use.    Our intuitive user interfaces and workflow have been designed to enable marketing professionals, with little or no technical background, to create highly targeted and customized one-to-one marketing communications. While easy to use and deploy, our solutions manage email marketing programs for the most sophisticated and demanding organizations. Additionally, our on-demand software and subscription access model significantly reduce our clients' up-front costs, need for IT assistance and implementation timeframes.

  •
  Modular product offering meets diverse and evolving client needs.    We offer four editions of our on-demand software—Core, Advanced, Enterprise and Agency—allowing organizations to select the appropriate level of functionality for their needs. In addition, our on-demand architecture and modular product offering enable our clients to easily add functionality as they increase their email marketing use and sophistication. This product architecture also enables us to serve small and medium size organizations as well as large distributed enterprises with complex email marketing requirements.

  •
  Automate marketing processes.    Our solutions enable marketers to automate processes required to deliver highly relevant and timely communications. Through our interface, marketers can define, schedule, modify and save complex programs that deliver ongoing, automated event-triggered communications. Automating these processes enables marketers to focus on strategic marketing initiatives rather than the administration of ongoing or repeated customer communications.

  •
  Integration across internal and external applications.    Our open web services-based architecture enables our solutions to be easily integrated with a wide range of third party service providers and with our client's in-house applications. Our standardized integrations with CRM software products such as Salesforce and Microsoft Dynamics™ CRM, as well as our partnerships with web analytics vendors such as Omniture, WebTrends and Coremetrics, enable our clients to better leverage customer data to deliver personalized and relevant communications.

  •
  Reliable and scalable technology infrastructure.    Our technology infrastructure supports large transactional volumes and allows our clients to store large amounts of data without limits while maintaining high application availability that is essential for their business-critical communications.

  •
  Embedded functionality improves deliverability and CAN-SPAM Act compliance.    We solve challenging issues associated with deliverability of our clients' emails and help our clients with CAN-SPAM Act compliance through functionality embedded within our application, relationships with ISPs and our knowledge and experience regarding regulatory matters and deliverability standards.

  •
  Measurable results via reporting and analytics.    Marketing departments, are under increased pressure to track spending, processes and approvals, as well as to justify marketing investment spend through ROI and other analyses. Through our interface and integration with the leading CRM and web analytics providers, we offer robust reporting and analytics functionality.

Our Strategy

    Our mission is to be the leading provider of on-demand, one-to-one marketing software and services, enabling organizations of all sizes to increase sales, optimize marketing investments and strengthen customer relationships. Key elements of our strategy include:

  •
  Maintaining focus on email marketing solutions.    We will continue our focus on permission-based email marketing, which we believe represents a large and growing opportunity. Our deep understanding of this market allows us to provide solutions that meet the evolving needs of organizations of all sizes by developing new functionality, enhancing our service offerings and extending our integration capabilities.

  •
  Expanding direct and indirect sales.    We will continue expanding our direct sales force and our indirect distribution channels in order to acquire new clients. To complement our direct sales efforts, we intend to significantly expand our indirect sales channels by growing our relationships with marketing service providers, value-added resellers and embedded partners. We believe our indirect distribution strategy will allow us to cost effectively expand our market reach.

  •
  Increasing revenue from current clients.    With over 3,000 direct clients, we believe there are many opportunities to sell additional products and services to our current client base and to grow revenue per client. Revenue from our existing clients increases in four primary ways: increased email volume, upgraded product functionality, purchase of additional optimization services and addition of users through broader adoption across the enterprise.

  •
  Extending product offering into emerging one-to-one marketing technologies.    As communication channels continue to evolve, we anticipate that emerging forms of digital one-to-one marketing will increase in importance. Accordingly, we have recently extended our marketing solutions beyond email to include SMS, web landing pages and integration with permission-based automated voice communication solutions. Our integrated platform will enable our clients to manage multiple one-to-one communication channels from within a single application.

  •
  Increasing our presence internationally.    We believe the market for email and emerging one-to-one marketing technologies represents a significant global opportunity. In 2007 and the three months ended March 31, 2008, we generated less than 5% of our revenue from markets outside of the United States. We anticipate growing international revenues through an increased sales and marketing presence in markets outside of the United States.

  •
  Selectively pursuing acquisitions.    The fragmented nature of our market provides opportunities for selected acquisitions. We intend to explore acquisition opportunities of companies and technologies which would either expand the functionality of our solutions, provide access to new clients or markets, or both.

Our Products and Services

    Our on-demand software enables our clients to easily create, target, deliver, track and manage permission-based email marketing communications and, through our recent release, leverage emerging one-to-one technologies like SMS, web landing pages and automated voice solutions. Our scalable and modular multi-tenant architecture enables us to serve enterprise as well as small and medium size organizations with a single instance of our software. Our clients can easily integrate our functionality into business-critical systems such as CRM, web analytics and marketing automation programs, and we have developed standardized integrations with Salesforce.com, Microsoft Dynamics™ CRM, Omniture and other leading providers.

    Our software solutions are comprised of four editions of our ExactTarget application, as well as integrated and embedded products. We also offer optimization services, which include technical support, training and implementation, integration, account management, deliverability, design and deployment and strategic consulting services.

    The following diagram illustrates the foundational capabilities of our application (create, target, deliver, track and manage messages) and their application to email marketing, triggered and transactional messages and emerging one-to-one technologies such as SMS, voice messages and landing pages.

ExactTarget Application

    Our software editions—Core, Advanced, Enterprise and Agency—allow our clients to select the appropriate level of functionality for their needs. Our modular product design also enables our clients to easily add functionality as they increase their email marketing use and sophistication. Each edition is briefly described below:

  •
  Core Edition—is designed to help small and medium size organizations as well as departments within large organizations to leverage their customer data to send targeted and relevant email communications. Comprehensive and easy-to-use functionality includes content management tools such as image, document, content and survey libraries; subscriber management capabilities via opt-in forms, profile and preference attributes and group segmentation tools; and real-time tracking including emails bounced, delivered, opened, links clicked and other email performance metrics.

  •
  Advanced Edition—is tailored to meet the needs of the most sophisticated email marketers. In addition to the capabilities included in the Core Edition, functionality includes advanced features such as content syndication, dynamic content, relational data, automated interaction management, triggered and transactional communications and advanced reporting. The Advanced Edition also includes full access to ExactTarget AMP—our Application Programming Interface (API) and developer tools, which facilitate integration with other business systems.

  •
  Enterprise Edition—is built for distributed organizations that seek centralized control and compliance management for their email marketing communications. In addition to the capabilities included in the Advanced Edition, standard functionality includes international sending, content locking and publishing, account provisioning, advanced role and permission administration, and enterprise tracking and reporting.

  •
  Agency Edition—enables marketing service providers to provide an email marketing solution to their customers with a branded, private-label edition of our software. Utilizing our interface, marketing services firms can provision, configure and manage their customer accounts, through either a Core, Advanced or Enterprise edition of our software. They also receive access to our Agency Partner Portal which includes message boards, white papers and other resources.

ExactTarget Integrated

    We offer integrated products with leading CRM providers Salesforce.com and Microsoft Corporation. These standardized integrations are based on a single data model approach which eliminates the need for synchronization between applications, thus saving time and reducing import, export and unsubscribe management errors. These integrations enable organizations to leverage the customer data contained in their CRM programs in order to send targeted emails from our infrastructure, thus benefiting from our superior deliverability technology and expertise. Additionally, based on client preference, we transfer tracking results from email programs that are executed by our application back into the CRM system for further reporting and behavioral analysis. Our CRM integrated products include:

  •
  ExactTarget for Salesforce AppExchange—voted "Best in Show" at Dreamforce 2006 (awarded to best Salesforce AppExchange integration), this integrated product enables marketers and salespeople to access our functionality from within the Salesforce interface.

  •
  ExactTarget for Microsoft Dynamics™ CRM—this integrated product enables organizations which have installed Microsoft Dynamics™ CRM on-premise to utilize the full range of our on-demand functionality.

    We also integrate with leading web analytics providers to automate the transfer of website visitor information into our application and return email link tracking information from our application to the web analytics platform. These integrations deliver two primary benefits—first, they enable marketers to send more targeted email communications based on their subscribers' website behavior and second, they enable marketers to measure their return on investment by tracking subscriber progress from email to website conversion. Our offerings integrate with web analytics platforms such as:

  •
  Omniture Genesis;

  •
  WebTrends' Open Exchange; and

  •
  Coremetrics' Livemail 2.0.

ExactTarget Embedded

    Through ExactTarget AMP, our Application Programming Interface and developer tools, we offer our email platform as a set of web services to independent software vendors and other software developers who embed our functionality into their applications. This enables software providers to leverage our functionality, infrastructure and deliverability expertise in their own applications, thereby significantly reducing their time to market and their upfront and ongoing cost of development and operations. We have delivered our embedded solutions to software providers in such diverse businesses as social networks, online sweepstakes, e-commerce, non-profit fundraising and on-demand print.

Optimization Services

    Our software solutions are complemented by our optimization service offerings, which include technical support, training and implementation, integration, account management, deliverability, design and deployment and strategic consulting services. These services help our clients effectively utilize our on-demand software and optimize their online marketing investments. We believe that providing optimization services is critical to building client loyalty and expanding and retaining our client base.

    Our optimization service offerings include:

  •
  Technical support.    Our technical support personnel are generally available 24 hours a day, 365 days a year by phone or email at no additional cost to the client. We also offer fee-based premium support, which includes access to dedicated support personnel by phone, email or instant message.

  •
  Training and implementation.    We offer a variety of methods of introduction to our products, including self-help resources, web-based and on-site training, agency and enterprise workshops and "train the trainer" programs. Clients purchasing implementation services are assigned an implementation consultant who works closely with them to accomplish the successful adoption and deployment of our solutions.

  •
  Integration.    Through our APIs, our application can be integrated with CRM, web analytics, content management or other proprietary systems. Our integration consultants assist our clients in understanding the integration capabilities of our products, utilizing our API guide and development portal, and designing solutions that meet their business needs.

  •
  Account management.    Working as our clients' primary contact and conduit to specialized ExactTarget optimization service teams, our account management team helps clients best use our products to optimize performance and achieve their business goals. Account managers provide ongoing guidance and analysis, including email performance reports, industry benchmarking reports, and quarterly account reviews.

  •
  Deliverability.    We optimize the deliverability of our clients' messages to their customers via proprietary technology, expert personnel and consultation, and deep industry and ISP relationships. Through our proprietary Deliverability Report Card™ service, we help our clients track their deliverability success and analyze and resolve any potential delivery issues. Our deliverability analysts also enforce our anti-spam policies and maintain contacts with major ISPs to resolve issues that may impact the deliverability of our clients' communications.

  •
  Design and deployment.    Some clients choose to engage our design and deployment team rather than manage their email programs in-house. Our design and deployment team helps these clients optimize their email marketing efforts by designing, delivering and managing all aspects of their email marketing programs.

  •
  Strategic consulting.    Our strategic services team helps our clients increase their return on investment and meet the increasing need for marketing accountability. We have developed a proprietary email marketing eValuation model to assess the effectiveness of client email programs. This analysis enables our strategists to identify the core elements of an email program that need improvement and drives the development of a prioritized strategic roadmap.

Clients

    As of March 31, 2008, we had more than 3,000 direct clients, which included approximately 450 marketing service providers. Through these marketing service providers, more than 3,000 additional organizations utilize our technology, many of which are small or medium size organizations.

    In contrast to our competitors, we serve a wide range of clients, across many industries. Our clients include organizations with fewer than 150 employees, as well as well-known Fortune 500 companies. No single client represented more than 3% of our revenues in the year ended December 31, 2007 and the three months ended March 31, 2008 and our top ten clients accounted for less than 9% of our revenues for the same period. Set forth below is a representative list of our larger clients, grouped by industry:

Industry	Clients
Retail / Consumer Products	Canadian Tire Finish Line Herbalife Papa John's The Scotts Company
Healthcare / Pharmaceuticals	Allscripts Healthcare Solutions GE Healthcare Revolution Health Group LLC Wellpoint, Inc.
Financial / Insurance	Charles Schwab & Co. Inc. Genworth Financial Liberty Mutual Group Nationwide Mutual Insurance Company The Capital Group Companies
Travel / Leisure	Expedia.com Hershey Entertainment & Resort Company Hotels.com Icelandair Rewards Network
Technology / Internet	Ariba, Inc. Careerbuilder.com Salesforce.com TicketsNow WebTrends Inc.
Media / Publishing	Angie's List BNP Media Gannett Co., Inc./USA TODAY McClatchy Interactive U.S. News & World Report
Government / Not-For-Profit	Emory University Indiana University Alumni Association The Leukemia & Lymphoma Society Sigma Theta Tau UK Trade & Investment

Client Case Studies

    The selected client case studies below demonstrate the variety of benefits that many organizations have experienced using our solution.

Ariba, Inc.

    As the leading provider of Spend Management solutions, Ariba helps companies analyze, understand, and manage their corporate spending to achieve increased cost savings and business process efficiency. Ariba needed an email marketing system that integrated with their CRM application for managing customer and prospect communications. Ariba utilized our Core Edition, coupled with our ExactTarget for AppExchange standardized integration with Salesforce, to meet this need. Ariba has experienced the following key benefits:

  •
  ability for Ariba to track each email campaign as an "activity" inside of their Salesforce interface, providing their account executives with improved visibility into the content and frequency of marketing communications efforts;

  •
  reduced list attrition due to the ability of subscribers to select from a list of publications in the profile center hosted by us rather than unsubscribe from all Ariba communications; and

  •
  improved ability to manage Ariba's email contact strategies by utilizing our tools for creating, delivering and tracking prospect and customer email communications.

Careerbuilder.com

    Careerbuilder.com offers an online and print network that helps job seekers connect with the right employers. Prior to initiating use of our software solutions, Careerbuilder.com sought assistance increasing conversion rates. Careerbuilder.com started with our Advanced Edition for their business-to-consumer efforts in communicating with their job-seeking subscriber base and later added the ExactTarget Enterprise Edition for their business-to-business, corporate communications efforts. Careerbuilder.com leveraged our advanced targeting and data-driven design capabilities, coupled with our strategic and design services, to test over 13,000 email design combinations. Careerbuilder.com has experienced the following key benefits:

  •
  improved subscriber targeting and email program reporting;

  •
  improved testing and evaluation of email design and content; and

  •
  an 88% increase in job applications via their job seeker email in July 2007 testing compared to the previous template.

Hershey Entertainment & Resorts Company

    Hershey Entertainment & Resorts is a premier entertainment and hospitality company that includes Hersheypark, The Hotel Hershey and other holdings. Prior to initiating use of our software solutions, the company was challenged with rolling out consistent branding and email marketing capabilities across its businesses, and needed an email service provider that could provide tools for list growth, segmentation and deliverability optimization. Hershey Entertainment & Resorts Company utilized our Enterprise Edition and integration capabilities to meet these needs. Hershey Entertainment & Resorts Company has experienced the following key benefits:

  •
  created a seamless experience for their subscribers by implementing a custom profile center that is an exact replica of the Hersheypa.com sign-up page;

  •
  increased list growth month over month in each of its brands after implementing an integrated profile center; and

  •
  reduced subscriber attrition by allowing subscribers to "opt-down" from a list while continuing to receive email from other Hershey Entertainment & Resorts properties.

Leukemia & Lymphoma Society

    The Leukemia & Lymphoma Society, or the Society, is the world's largest voluntary health organization dedicated to funding blood cancer research, education and patient services. Prior to utilizing our software solutions, the Society was challenged with rolling out email capabilities to over 65 chapters across the country. The Society leveraged our Enterprise Edition, lock and publish capabilities, email design functionality, automated reply mail management, as well as our deliverability toolset and services to optimize their communications. The Society experienced the following key benefits:

  •
  improved consistency, design and branding for email communications across all chapters;

  •
  reduced spam complaints due to enhanced ISP complaint reporting, unsubscribe processing, and list hygiene and branding initiatives; and

  •
  over 100% increase in open rates and over 200% increase in click-throughs in the weeks following the re-opt-in campaign to their corporate monthly newsletter in March 2006.

TAC

    TAC is a leading building automation solutions provider with partners and branches in 80 countries. Prior to initiating use of our software solutions, TAC was faced with challenges such as alignment, adoption and efficiency of global email marketing programs and CAN-SPAM compliance. Utilizing our Enterprise Edition, and multi-lingual text capabilities, TAC executed an international email marketing roll-out across the Americas, Asia-Pacific and Europe. TAC has experienced the following key benefits:

  •
  enablement of users in multiple countries with easy-to-use applications and online training resources;

  •
  better understanding of its internal business and customer needs through embedded survey functionality; and

  •
  improved control and compliance of firm-wide brand marketing initiatives utilizing lock and publish and email communication archive functionality.

TicketsNow

    TicketsNow sells premium live event tickets on the secondary market. Prior to initiating use of our software solutions, TicketsNow was experiencing increased customer acquisition costs and sub-standard ROI from its email channel. TicketsNow uses the our Advanced Edition and our dynamic merchandising and triggered marketing capabilities to send targeted emails to customers that abandon their online shopping cart prior to completing a purchase. TicketsNow has experienced the following key benefits:

  •
  delivery of more targeted, time-sensitive and relevant communications;

  •
  increased online conversion rates; and

  •
  increased email marketing channel revenue.

Sales and Marketing

    We sell our solutions primarily through our direct sales organization and to a lesser extent through indirect channels. Our field sales team, based in over 20 U.S. markets, sells through an in-person sales approach and focuses its efforts on organizations with 150 employees or more. This regional approach enables us to build relationships with prospects via influential local organizations such as business marketing associations, software and advertising clubs and chambers of commerce. Our inside sales team consists of 25 employees and sells to organizations with less than 150 employees, primarily via a telesales approach. This team principally works with prospects which have been qualified by our lead qualification team and often conducts web-based product demonstrations to illustrate our capabilities. We utilize a disciplined sales process to monitor and evaluate our sales activity pipeline from lead identification and evaluation, sales contacts, opportunity valuation and closing. Field and inside sales personnel are supported by our sales operations team, consisting of sales trainers, solution consultants and business analysts.

    Our indirect sales efforts are focused on building channel relationships with marketing service providers, value added resellers and embedded partners. We sell through approximately 450 marketing service providers such as Aspen Marketing Solutions, Brulant, Customer Portfolios, ePrize and Resource Interactive, that service over 3,000 organizations using our solutions. Sales through these marketing service providers accounted for less than 20% of our aggregate contract value for the year ended December 31, 2007. Emerging indirect channels include Microsoft value-added resellers selling our integrated product with Microsoft Dynamics™ CRM and independent software vendors and software developers selling our embedded solutions. We believe these emerging indirect channels will help us reach new markets and cost effectively scale our sales efforts. We also sell through dedicated value-added resellers in the UK and Australia. Sales to clients outside of the United States accounted for less than 5% of our revenue for the year ended December 31, 2007 and the three months ended March 31, 2008.

    Our direct and indirect sales efforts are supported by our marketing initiatives. Collectively, these activities are designed to generate leads, educate our clients and further drive client loyalty and retention. These initiatives are intended to establish our company as a thought leader in the effective and responsible use of email marketing and emerging one-to-one technologies. Our marketing programs include email newsletters, use of our website to provide product and company information as well as to post blogs, whitepapers and other information, advertising in both print and online media, search engine marketing, issuing press releases on a regular basis and exhibiting at partner events, trade shows and industry conferences. We also host our own events, including our recent Connections '07 user conference, which was attended by more than 500 clients. We also benefit from unpaid lead sources, including word-of-mouth referrals and click-throughs on the "powered by ExactTarget" logo contained in the footer of our clients' outbound emails.

Technology

    Our on-demand software is built on a highly scalable, multi-tenant architecture which enables us to serve all of our clients from a single instance of our software. Because each new client is provisioned within this already-existing infrastructure, we believe we can efficiently scale our solutions as our business, and our clients' businesses, grows. Scalability is achieved through advanced application partitioning that allows for horizontal scaling across multiple parts of our application. Each application partition can be scaled independently of other application partitions. Examples of partitions include our user interface, API, message building, message transferring, analytics and tracking, database management, image management, and reporting. Through virtualization technology, new capacity can be provisioned as it is needed within an application partition. This virtualization approach allows for effective management of peak usage periods.

    Our application is written in C# for the .NET framework, and we use commercially available hardware and a combination of proprietary and commercially available software, including Microsoft SQL Server and Microsoft Windows. Every page of our on-demand software is dynamically rendered for each specific user. Our clients access our solutions through a web browser without installing any software or downloading Java applets, Microsoft ActiveX, or .NET controls.

    We own all of the hardware deployed in support of our software. Our system hardware is co-located in a hosting facility in Indianapolis, Indiana. This facility provides around-the-clock security personnel, video surveillance and biometric access screening, and is serviced by onsite electrical generators, fire detection and suppression systems. The facility has multiple Tier 1 interconnects to the Internet. We have also established a second co-location facility in Las Vegas, Nevada. This second facility will enable us to further increase application availability and redundancy, which are essential to support the business-critical communications of our clients.

    We regularly monitor the performance and availability of our software applications. We have a highly available, scalable infrastructure that utilizes load-balanced web server pools, redundant interconnected network switches and firewalls, intrusion detection, replicated databases, and fault-tolerant storage devices. Production data is backed up on a daily basis and stored in multiple locations to ensure transactional integrity and restoration capability. Application monitoring includes automated tools that ensure our software is running and operating within performance benchmarks. In addition, we have system engineers who proactively monitor the status and effectiveness of our application as well as manage email delivery into domains such as AOL, Yahoo, MSN, and Google. We regularly use third party firms to perform security audits that test all elements of our application and infrastructure security.

Development

    We believe that continued and timely development of new products and services, and enhancements to our existing products and services, are necessary to maintain our competitive position. Accordingly, we have invested, and intend to continue to invest, significant time and resources in our development activities to establish and maintain ourselves as a leader in on-demand email marketing technology. We are also investing resources to expand our products and services across all types of one-to-one electronic communications, including SMS, web landing pages and integration with permission-based automated voice communication solutions, as well as improving and broadening the capability of our products and services and developing additional products and services. As of March 31, 2008, our development team had over 60 employees. Our development expenses, as determined in accordance with generally accepted accounting principles, were $3.9 million, $5.0 million, $8.5 million, and $2.4 million during the fiscal years ended December 31, 2005, 2006 and 2007, and the three months ended March 31, 2008, respectively.

Competition

    The market for email marketing products and services is fragmented, competitive and rapidly evolving, and there are relatively low barriers to entry into this market. Most of our competitors generally focus on either the small business market or the enterprise market. Consequently, we believe that the market for medium size organizations is largely underserved. In contrast to our competitors, we serve a wide range of clients, including small, medium and enterprise organizations, with various editions of our software designed to meet the unique needs of each market segment. We have a number of competitors that are focused on the enterprise market, including CheetahMail Inc. (a subsidiary of Experian Group Limited), e-Dialog, Inc., Epsilon Data Management, LLC (a subsidiary of Alliance Data Systems Corporation), Responsys, Inc. and Silverpop Systems Inc. Other companies are focused on the small business market, including Constant Contact, Inc., VerticalResponse, Inc. and Got Corporation.

    We also face competition from marketing service providers as well as from in-house solutions that our clients may develop. We expect to encounter new and evolving competition as the market for on-demand email and one-to-one marketing products and services consolidates and matures and as email becomes more integral to many business and consumer applications. If one or more of our competitors were to merge or partner with another of our competitors or a new market entrant, the change in competitive landscape could adversely affect our ability to compete effectively.

    We may also face future competition from new companies entering our market, which may include large, established companies, such as Microsoft Corporation, Google Inc. and Yahoo! Inc., each of which currently offer email applications, and CRM and web analytics and marketing automation providers. Barriers to entry into our market are relatively low, which allows new entrants to enter the market without significant impediments and large, established companies to develop their own competitive products or acquire or establish cooperative relationships with our competitors.

    As we deploy solutions involving emerging one-to-one communication channels such as SMS, web landing pages and automated voice solutions, we may face competition from established vendors in these market segments. As these channels become more developed and the level of marketing investment focused on these channels continues to grow, it is also possible that other well-established organizations will enter this market to take advantage of this growing opportunity.

    We believe the following are the principal competitive factors in the market for email marketing products and services:

  •
  breadth and depth of product functionality;

  •
  product scalability, performance, reliability and security;

  •
  high availability;

  •
  deliverability rates;

  •
  ease of use;

  •
  ease of integration with third party applications;

  •
  ability to interface with emerging one-to-one marketing technologies such as SMS and voice;

  •
  availability and quality of technical support;

  •
  availability and quality of consulting services;

  •
  price; and

  •
  name recognition and brand reputation.

    Our existing and future competitors may have significantly greater financial, technical, marketing and other resources than we do and may be able to devote greater resources to the development, promotion, sale and support of their products and services. These competitors may be in a better position to respond quickly to new technologies and may be able to undertake more extensive marketing programs. Our competitors may have more extensive client bases and broader client relationships than we do. In addition, our competitors may have longer operating histories and greater name recognition than we do.

Government Regulation

    The Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003 (the "CAN-SPAM Act"), prohibits and criminalizes predatory and abusive commercial email practices. The CAN-SPAM Act restricts the transmission of certain emails that do not include proper disclosures regarding their nature or origin. The CAN-SPAM Act specifically prohibits transmissions by initiators of commercial emails when a recipient has "opted-out" of receiving such transmissions from the sender. Violations of the CAN-SPAM Act, depending on their nature, carry civil and criminal liability.

    Our clients may be subject to the requirements of the CAN-SPAM Act and/or other applicable state or foreign laws regulating the distribution of email. If our clients' email marketing programs are alleged to violate applicable laws regulating the distribution of email and we are deemed to be responsible for such violations, or if we were deemed to be directly subject to and in violation of these requirements, it is possible that we could be exposed to liability. To help manage this risk we require compliance certifications from our clients, include indemnity provisions in our standard agreements and take other steps to help our clients stay in compliance with the CAN-SPAM Act.

    The Federal Trade Commission is primarily responsible for enforcing the CAN-SPAM Act, and the Department of Justice, certain other federal agencies, state attorneys general and internet service providers also have authority to enforce certain of its provisions.

    The following are prohibited under the CAN-SPAM Act:

  •
  hiding email origin using other computers (hacking and relaying);

  •
  false or misleading email header information; and

  •
  deception in registration of email and domain names and ownership of intellectual property addresses.

    Specifically, the CAN-SPAM Act requires the following:

  •
  all commercial email must contain a valid opt-out mechanism that gives recipients the opportunity to opt-out of receiving future commercial email messages from the sender for at least 30 days after the initial email is sent;

  •
  opt-out requests must be honored within 10 business days;

  •
  the sender must include a valid physical postal address;

  •
  commercial email sent to recipients that have not given prior affirmative consent to receipt of the message (that is, an "opt-in") must provide a clear notice that it is an advertisement;

  •
  senders must avoid false, deceptive or misleading email transmission information or subject lines; and

  •
  senders must label sexually-oriented messages.

    Many states have also passed laws regulating commercial email practices that typically provide a private right of action and specify damages and other penalties in addition to those imposed by the CAN-SPAM Act, which in some cases may be substantial. Some of these state laws are significantly more punitive and difficult to comply with than the CAN-SPAM Act. Utah and Michigan, for example, have enacted do-not-email registries listing minors who are registered to avoid receipt of unsolicited commercial email that markets certain covered content, such as adult or other products the minors cannot legally obtain. The CAN-SPAM Act preempts, or blocks, most state laws that expressly regulate the use of email to send commercial messages, except to the extent that any such law prohibits falsity or deception in any portion of a commercial email message or information attached thereto. However, the scope of these exceptions is not settled. Further, the CAN-SPAM Act does not preempt the applicability of state laws that are not specific to email, such as state trespass, contract or tort law.

    In addition, certain foreign countries, including the countries of the European Union, have enacted laws that regulate sending email and the online collection and disclosure of personal information, some of which are more restrictive than United States laws. For example, some foreign laws prohibit sending unsolicited email unless the recipient has provided the sender advance consent to receipt of such email, or in other words has "opted-in" to receiving it. Foreign governments may attempt to apply their laws extraterritorially or through treaties or other arrangements with United States governmental entities.

    We are strong advocates of permission-based email marketing. We use the phrase "permission-based email marketing" to refer to the practice of sending email to our clients' customers only if such customers have affirmatively opted-in to receive any, or a specific type, of email from our client, through our system. Our standard terms and conditions require our clients to comply with any international, federal, state, or local law or regulation relating to individual privacy or the distribution of email messages. We have taken additional steps to facilitate our clients' compliance with the CAN-SPAM Act through the adoption of our Anti-Spam Policy which provides that our clients:

  •
  use our software only to send emails to customers and prospects that have directly consented (opted-in) to receiving their email;

  •
  will not use our system to send unsolicited email;

  •
  will provide us with the source of the email addresses, the method used to capture the data, and verification of the consent to receive emails from such client for any list of email addresses used in our system;

  •
  will not use rented or purchased lists, email append lists, or any other list that contains email addresses captured using any other method than opt-in; and

  •
  will not use opt-out lists in our system.

    We retain the right to review customer lists and emails to verify that clients are abiding by our Anti-Spam Policy. However, our clients are ultimately responsible for compliance with our policies.

    As we expand our offerings to include new functionality such as sending voicemail messages, text messages (SMSs) and/or other forms of one-to-one communications, other domestic and international laws and regulation may cover sending such communications. Many states have passed laws regulating telemarketing activities and establishing do-not-call lists or registries which preclude certain telemarketing calls to registered numbers. Some states also require telemarketers to register with the state or follow other procedures in conducting telemarketing programs, in some cases including checking do-not-call list registered numbers prior to calling, in an effort to discourage consumer fraud and deception by firms in telemarketing activities. Further, the FTC has implemented rules under the Telemarketing and Consumer Fraud and Abuse Prevention Act; including the Telemarketing Sales Rule, which requires, among other things, that certain telemarketers refrain from contacting numbers on the federal do-not-call list.

    Further, the Federal Communication Commission has implemented rules pursuant to the CAN-SPAM Act regulating sending commercial e-mail messages to wireless devices. Some states, for example California, have likewise implemented laws restricting sending text messages. Under FCC rules, unless a consumer has provided express prior authorization to receipt of a commercial message, sending the message is typically prohibited. Some exceptions exist, such as when the sender and the recipient have an established business relationship. The FCC established a wireless domain list on which wireless services providers were required to list internet domain names used to transmit electronic messages to wireless devices, and within thirty days of posting a domain to the list, non-exempt senders must not send unsolicited commercial messages to any internet address containing a domain name on the list.

    If we were found to be in violation of any of these laws, rules, or regulations, or foreign laws regulating the distribution of voicemail or messages, whether as a result of violations by our clients or if we were deemed to be directly subject to and in violation of these requirements, we could be exposed to one or more of the following consequences:

  •
  payment of statutory, actual or other damages;

  •
  criminal penalties;

  •
  actions by state attorneys general;

  •
  actions by private citizens or class actions; and

  •
  penalties imposed by regulatory authorities of the U.S. government, state governments and foreign governments.

Intellectual Property

    Our intellectual property is an essential element of our business. We rely on a combination of trademark, copyright and trade secret laws in the United States and other jurisdictions as well as confidentiality procedures and contractual provisions to protect our proprietary technology and our brand.

    We have two U.S. patent applications pending and no issued patents. We do not know whether either of our patent applications will result in the issuance of a patent or whether the examination process will require us to narrow the scope of our claims. To the extent either of our applications proceed to issuance as a patent, any such future patent may be opposed, contested, circumvented, designed around by a third party or found to be invalid or unenforceable.

    We have entered into a non-exclusive patent license agreement with Subscribermail, LLC and Hula Holdings, LLC. Under the agreement, we have been granted a license to use hierarchical email methodology covered by a patent owned by Hula Holdings and licensed to Subscribermail. Subject to payment of license fees, the duration of our license is equal to the remaining term of the patent.

    Our U.S. registered trademarks include: EXACTTARGET®, EXACTTARGET (& DESIGN)® and Deliverability REPORT CARD®. We focus our trademark efforts in the United States, and when justified by cost and strategic importance we file corresponding foreign trademark applications in certain jurisdictions such as the European Union, Australia, New Zealand, Singapore and the People's Republic of China. Our trademark strategy is designed to provide a balance between the need for coverage in our strategic markets and the need to maintain costs at a reasonable level.

    We also enter into confidentiality and proprietary rights agreements with our employees, consultants and other third parties and control access to software, documentation and other proprietary information.

    We have in the past and may in the future license third party software products to be incorporated into some elements of our services.

Employees

    As of March 31, 2008, we employed a total of 290 employees, substantially all of whom are located in the United States. Our employees are not represented by any labor union, and we have never experienced a work stoppage. We believe we have good relations with our employees.

Facilities

    Our corporate headquarters, including our principal administrative, marketing, technical support and research and development departments, are located in Indianapolis, Indiana, where we lease approximately 52,485 square feet under an agreement that expires in 2013. In May 2008, the Company signed a lease for an additional 50,000 square feet of office space in Indianapolis, Indiana. The ten year lease will commence in September 2008 for 25,000 square feet and expand to 50,000 square feet on or before the first anniversary of the lease commencement. The Company has a first right of offer on leasing additional space in the same facility during the lease term and may terminate the lease effective July 31, 2013. We believe that our current facilities and additional lease commencing in September 2008 are suitable and adequate to meet our current needs, and that suitable additional or substitute space will be available as needed to accommodate expansion of our operations.

    See Note 3(b) to the notes to our financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Contractual Obligations" for information regarding our lease obligations.

Legal Proceedings

    We are not currently, nor have we been in the past, subject to any material legal proceedings. From time to time, however, we may be named as a defendant in legal actions arising from our normal business activities. These claims, even those that lack merit, could result in the expenditure of significant financial and managerial resources.

MANAGEMENT

Executive Officers and Directors

    The following table sets forth certain information concerning the persons who serve as our directors and executive officers as of the date of this prospectus. Except as indicated in the following paragraphs, the principal occupations of these persons have not changed during the past five years.

Name	Age	Position with ExactTarget, Inc.
Scott D. Dorsey	40	President and Chief Executive Officer, Director
Traci M. Dolan	50	Chief Financial Officer, Executive Vice President, Finance & Administration, Secretary
Scott J. Bleczinski	42	Executive Vice President, Sales
William K. Boncosky	41	Vice President, General Counsel
Timothy B. Kopp	34	Chief Marketing Officer
Scott S. McCorkle	41	Executive Vice President, Technology & Product
Peter D. McCormick	39	Vice President, Partnerships
Robert A. Compton(1)	52	Chairman of the Board of Directors
Chris Baggott(3)	47	Director
Matthew W. Ferguson(1)(2)	41	Director
Nikitas Koutoupes(1)	35	Director
Timothy I. Maudlin(2)(3)	57	Director
Scott M. Maxwell(2)(3)	46	Director

(1)
Member of the compensation committee

(2)
Member of the nominating and corporate governance committee

(3)
Member of the audit committee

    Scott D. Dorsey co-founded ExactTarget with Chris Baggott and Peter D. McCormick in December 2000 and since that time has served as our President, Chief Executive Officer and as a member of our board of directors. Prior to co-founding ExactTarget, Mr. Dorsey was Chief Sales and Marketing Officer for a Divine, Inc. company, Vice President of Sales for Metro, a division of Steelcase, Inc. and held a variety of sales and marketing roles with Steelcase, Inc. Mr. Dorsey holds a B.S. degree in marketing from Indiana University and an M.B.A. from the Kellogg Graduate School of Management at Northwestern University.

    Traci M. Dolan has served as our chief financial officer since February 2004, became Vice President of Finance and Administration in October 2004, our Secretary in January 2007 and was promoted to Executive Vice President in August 2007. From March 2000 to December 2003, Ms. Dolan served as Chief Financial Officer, Vice President of Finance and Administration, Secretary and Treasurer of Made2Manage Systems, Inc., a publicly traded software company. Ms. Dolan also held financial management and operational positions with Macmillan Publishing where she was Vice President of Finance and Operations and with Coopers & Lybrand where she was an audit manager. Ms. Dolan holds a B.S. degree in accounting from Indiana University—Indianapolis.

    Scott J. Bleczinski joined ExactTarget in May 2002 and has served as Vice President, Sales since October 2003 and Executive Vice President, Sales since August 2007. Prior to his employment with ExactTarget, Mr. Bleczinski was Vice President of Sales and Marketing for Inforonics Inc. and previously held sales and client relationship roles with Sapient Corporation and Abbott Laboratories. Mr. Bleczinski holds a B.A. in political science from Colgate University.

    William K. Boncosky has served as our General Counsel since April 2002. Prior to working for ExactTarget, Mr. Boncosky worked for Qwest Communications International, Inc. as a senior attorney and HPS, Inc. as General Counsel. Mr. Boncosky was also in private practice with Sommer Barnard PC. Mr. Boncosky has a B.S. in Marketing from Indiana University and a J.D. from Indiana University School of Law—Indianapolis.

    Timothy B. Kopp has served as our Chief Marketing Officer since January 2008. From January 2007 to December 2007, Mr. Kopp was the Chief Marketing Officer for WebTrends Inc. Before joining WebTrends, Mr. Kopp was Vice-President, Worldwide Interactive Marketing for the Coca-Cola Company from October 2005 to January 2007. Mr. Kopp was also one of the founding members of Procter and Gamble's Interactive Marketing program where he was employed from June of 1999 to October of 2005. Mr. Kopp holds a B.B.A. in Finance and Accounting from the University of Cincinnati and an M.B.A. from the University of Dayton.

    Scott S. McCorkle has served as our Executive Vice President, Technology and Product since August 2007 and Vice President, Technology and Product since August 2005. Prior to joining ExactTarget, Mr. McCorkle co-founded Mezzia, Inc., a company that provided on-demand software to manage the planning, budgeting, and execution of capital spending and project-based initiatives. Mr. McCorkle was with Mezzia from December 1999 to July 2005, first as its Vice President of Product and then as President. Mr. McCorkle also held senior management positions with IBM's customer management group and Software Artistry, a company acquired by IBM. Mr. McCorkle holds a B.S. in computer science from Ball State University and an M.B.A from Indiana University.

    Peter D. McCormick co-founded ExactTarget in December 2000 and has served as our Vice President, Partnerships since June of 2006. Mr. McCormick held executive positions at ExactTarget with responsibility for services, product development and marketing from inception through June of 2006. Prior to co-founding ExactTarget, Mr. McCormick held sales and channel development leadership positions with Divine, Inc., Target, Inc., and Steelcase, Inc. Mr. McCormick holds a B.S. in finance from the University of Minnesota and an M.B.A. from the Carlson Graduate School of Management at the University of Minnesota.

    Robert A. Compton has served as a member of our board of directors and as Chairman since December 2001. He is Chairman of Vontoo, Inc., a privately held software company located in Indianapolis, Indiana that provides permission-based voice messaging solutions. For the past two decades, he has been involved with private equity investments in entrepreneurial ventures primarily related to software, life sciences and education. From 1999 until January 2000, Mr. Compton was President, Neurologic Technologies Division of Medtronic, Inc., a manufacturer of image guided surgery systems, surgical implants and medical devices. From 1997 until 1999, Mr. Compton was President and Chief Operating Officer of Sofamor Danek Group, Inc., a medical device manufacturer, which was acquired by Medtronic, Inc. in January 1999. From 1988 until 1997, Mr. Compton served as a general partner of CID Equity Partners, a venture capital firm. Mr. Compton also serves on the board of directors of Allscript Healthcare Solutions, Inc. (Nasdaq: MDRX), a provider of healthcare software and services. He holds a B.A. degree from Principia College, an M.B.A. from Harvard Business School and an Honorary Doctorate from Rose-Hulman Institute of Technology.

    Chris Baggott co-founded ExactTarget and has served as a member of our board of directors since our inception. Mr. Baggott held executive positions responsible for sales and marketing for ExactTarget through the end of 2006 when he founded Conpendium Software, LLC, which provides blogging software. Prior to co-founding ExactTarget, Mr. Baggott was Chief Executive Officer and President of Twyford Group, Marketing Manager for RR Donnelley's catalog business and a sales executive and sales manager for Abbott Labs' Diagnostics Division. Mr. Baggott is a graduate of Evergreen College, Olympia WA. Mr. Baggott is Mr. Dorsey's brother-in-law.

    Matthew W. Ferguson has served as a member of our board of directors since January 2008. Mr. Ferguson has been the President and Chief Executive Officer of CareerBuilder.com since 2003, and previously served as its Chief Operating Officer. Mr. Ferguson holds a B.A. degree from Indiana University, an M.B.A. from the University of Chicago and a law degree from Northwestern University.

    Nikitas Koutoupes has served as a member of our board of directors since July 2004. Since June 2007, Mr. Koutoupes has been a Managing Director of Insight Venture Partners, a private equity and venture capital firm focused on the global software and Internet industries. Mr. Koutoupes joined Insight Venture Partners as a Manager in 2001 and was a Principal of the firm from 2003 to 2007. Prior to joining Insight Venture Partners, Mr. Koutoupes co-founded CTSpace, an on-demand software company and was an Associate with McKinsey & Company, a global management consulting firm. Mr. Koutoupes earned a B.A. with highest honors from Princeton University's Woodrow Wilson School of Public and International Affairs and an M.B.A. with high distinction from Harvard Business School.

    Timothy I. Maudlin has served as a member of our board of directors since May 2008. Since 1989, Mr. Maudlin has been a Managing Partner of Medical Innovation Partners, a venture capital firm. Mr. Maudlin also served as President and Chief Executive Officer of KMN Inc. from 1993 to 2007 and Chief Financial Officer of Venturi Group, LLC from 1999 to 2001. Mr. Maudlin currently serves on the board of directors of Website Pros Inc. and Sucampo Pharmaceuticals, Inc. Mr. Maudlin holds a B.A. from St. Olaf College and a M.M. from the Kellogg School of Management at Northwestern University.

    Scott M. Maxwell has served as a member of our board of directors since July 2004. Mr. Maxwell is the founder and has been the Senior Managing Director of OpenView Venture Partners, a venture capital fund with a focus on software, the Internet and technology-enabled companies, since 2006. Prior to founding OpenView Venture Partners, Mr. Maxwell served Insight Venture Partners as Chief Operating Officer from 2000 to 2001 and as a Partner and Managing Director from 2000 to 2006. Prior to 2000, Mr. Maxwell had been a Partner and Managing Director, Corporate Development at Putnam Investments, a Senior Vice President, Chief Financial Officer of the Global Equity Division and a member of the Global Equities Executive Committee at Lehman Brothers and a management consultant at McKinsey & Company. Mr. Maxwell has a B.S. and a Master of Science in Mechanical Engineering from University of California, Davis. Mr. Maxwell also graduated from the Massachusetts Institute of Technology, or M.I.T., with a Ph.D. in Mechanical Engineering, and an SM in Management from the M.I.T. Sloan School of Management.

Board Composition

    Our board of directors currently consists of seven members, four of whom were elected as directors under board composition provisions of a stockholders' agreement and our certificate of incorporation. The board composition provisions of the stockholders' agreement and our certificate of incorporation will terminate upon the closing of this offering. Upon the termination of these provisions, there will be no further contractual obligations regarding the election of our directors. Our directors hold office until their successors have been elected and qualified or until the earlier of their resignation or removal. Other than Mr. Dorsey and Mr. Baggott who are brothers-in-law, there are no family relationships among any of our directors or executive officers.

    In accordance with the terms of our restated certificate of incorporation and amended and restated bylaws that will become effective upon the closing of this offering, our board of directors will be divided into three classes with members of each class of directors serving for staggered three-year terms. The board of directors will consist of two Class I directors (currently Mr. Baggott and Mr. Compton), two Class II directors (currently Mr. Maxwell and Mr. Koutoupes), and three Class III directors (currently Mr. Dorsey, Mr. Ferguson and Mr. Maudlin), whose initial terms will expire at the annual meetings of stockholders held in 2009, 2010 and 2011, respectively. Our classified board could have the effect of making it more difficult for a third party to acquire control of us.

    Robert A. Compton serves as the Chairman of our board of directors.

Director Independence

    Under Rule 4350 of the Nasdaq Marketplace Rules, a majority of a listed company's board of directors must be comprised of independent directors within one year of listing. In addition, Nasdaq Marketplace Rules require that, subject to specified exceptions, each member of a listed company's audit, compensation and nominating and governance committees be independent and that audit committee members also satisfy independence criteria set forth in Rule 10A-3 under the Securities Exchange Act of 1934, as amended. Under Rule 4200(a)(15) of the Nasdaq Marketplace Rules, a director will only qualify as an "independent director" if, in the opinion of that company's board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In order to be considered to be independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee: (1) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or (2) be an affiliated person of the listed company or any of its subsidiaries.

    In November 2007 and again in January and May of 2008, our board of directors undertook a review of the composition of our board of directors and its committees and the independence of each director. Based upon information requested from and provided by each director concerning their background, employment and affiliations, including family relationships, our board of directors has determined that none of Messrs. Compton, Ferguson, Koutoupes, Maudlin, Baggott and Maxwell, representing six of our seven directors, has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is "independent" as that term is defined under Rule 4200(a)(15) of the Nasdaq Marketplace Rules. Our board of directors also determined that Messrs. Maudlin, Maxwell and Baggott, who comprise our audit committee, Messrs. Compton, Ferguson and Koutoupes, who comprise our compensation committee, and Messrs. Ferguson, Maudlin and Maxwell, who comprise our nominating and governance committee, satisfy the independence standards for those committees established by applicable SEC rules and the Nasdaq Marketplace Rules. In making this determination, our board of directors considered the relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director. Specifically considered was our relationship with CareerBuilder.com where Mr. Ferguson serves as President and Chief Executive Officer. Our board of directors considered his relationship and determined that it did not interfere with Mr. Ferguson's independent judgment in his position as a director.

Board Committees

    Our board of directors has an audit committee, a compensation committee and a nominating and corporate governance committee. Each of these committees will operate under a charter that has been approved by our board of directors to be effective upon completion of this offering. The composition and functioning of all of our committees comply with all applicable requirements of the Sarbanes-Oxley Act of 2002, the Nasdaq Marketplace Rules and SEC rules and regulations.

Audit Committee

    The members of our audit committee are Messrs. Maudlin, Maxwell and Baggott. Our board of directors has determined that each of the members of our audit committee satisfies the requirements for financial literacy under the current requirements of the Nasdaq Marketplace Rules. Mr. Maudlin is the chairman of the audit committee and is also an "audit committee financial expert", as defined by SEC rules, and satisfies the financial sophistication requirements of The NASDAQ Global Market.

    The audit committee's responsibilities include, but are not limited to:

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  appointing, compensating, retaining and overseeing our independent registered accounting firm;

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  reviewing the qualifications, performance and independence of the independent registered accounting firm at least annually;

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  consulting with the independent registered accounting firm to assure the rotation of the lead audit partner and the audit partner responsible for reviewing the audit every 5 years;

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  approving in advance the engagement of the independent registered accounting firm for all audit services and permissible non-audit services, subject to any permissible pre-approval procedures;

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  establishing policies for our hiring of employees or former employees of the independent registered accounting firm who participated in the audit of our financial statements;

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  reviewing and discussing with management and the independent registered accounting firm our annual and quarterly financial statements and related disclosures;

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  resolving any disagreements between the independent registered accounting firm and management regarding financial reporting;

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  meeting independently with and having required discussions with the independent registered accounting firm;

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  preparing the report required by the rules of the Securities and Exchange Commission to be included in our annual proxy statement;

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  overseeing our internal audit function; and

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  reviewing and approving any related-party transactions in accordance with our related party transactions policy, as in effect from time to time.

Compensation Committee

    The members of our compensation committee are Messrs. Compton, Ferguson and Koutoupes. Mr. Koutoupes is the chairman of the committee. The compensation committee's responsibilities include, but are not limited to:

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  annually reviewing and approving goals and objectives relevant to the compensation of our Chief Executive Officer;

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  evaluating the performance of our Chief Executive Officer in light of such compensation goals and objectives and determining the compensation of our Chief Executive Officer;

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  overseeing the compensation of our other executive officers;

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  overseeing and administering our incentive-based compensation programs and equity-based compensation plans and making recommendations with respect to new plans or amendments to existing plans;

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  preparing the compensation committee report required by SEC rules to be included in our proxy statements; and

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  overseeing the compensation of our directors.

Nominating and Corporate Governance Committee

    The members of our nominating and corporate governance committee are Messrs. Ferguson, Maudlin and Maxwell. Mr. Maxwell is the chairman of the committee. The nominating and corporate governance committee's responsibilities include, but are not limited to:

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  developing and recommending to the board criteria for board and committee membership;

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  establishing procedures for identifying and evaluating director candidates including nominees recommended by stockholders;

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  identifying individuals qualified to become board members;

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  establishing procedures for stockholders to submit recommendations for director candidates;

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  recommending to the board the persons to be nominated for election as directors and to each of the board's committees;

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  developing and recommending to the board a set of corporate governance guidelines; and

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  overseeing the evaluation of the board and management.

Compensation Committee Interlocks and Insider Participation

    None of our executive officers serves, or served during the year ended December 31, 2007 and for the three months ended March 31, 2008, as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any entity that has one or more executive officers who serve as members of our board of directors or our compensation committee. None of the members of our compensation committee is an officer or employee of our company, nor have they ever been an officer or employee of our company.

Code of Ethics

    Our board of directors has adopted a code of ethics for our principal executive and senior financial officers. The code applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Upon the effectiveness of the registration statement of which this prospectus forms a part, the full text of our code of ethics will be posted on our website at http://www.exacttarget.com. We intend to disclose future amendments to certain provisions of our code of ethics, or waivers of such provisions, applicable to any principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions as required by law or regulation. The inclusion of our website address in this prospectus does not include or incorporate by reference the information on our website into this prospectus.

Director Compensation

    Our board of directors did not receive any compensation for their services in 2007 but received reimbursement for reasonable travel and lodging expenses incurred in connection with attending board of directors and committee meetings.

    Our board of directors has adopted a compensation program for non-employee directors, which became effective on January 1, 2008. The program provides the following compensation for each non-employee director:

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  an annual cash retainer of $10,000, payable in equal quarterly installments (except for Mr. Compton, the Chairman of our board of directors, who has elected not to chair any committees and who will receive an annual retainer of $15,000);

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  a meeting fee of $1,250 for each quarterly board meeting attended in person or by telephone;

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  an annual cash retainer of $7,500 for the chair of the audit committee, and an additional annual cash retainer of $3,750 for other members of the audit committee;

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  an annual cash retainer of $5,000 for the chair of the compensation committee, and an additional annual cash retainer of $2,500 for other members of the compensation committee;

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  an annual cash retainer of $3,000 for the chair of the governance committee, and an additional annual cash retainer of $1,500 for other members of the governance committee, and

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  grants of restricted shares of our common stock with such vesting or other restrictions established by the board prior to any such grants and in the following amounts:

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  we have granted 10,000 shares of restricted stock to each non-employee director elected as of March 31, 2008;

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  we will grant 10,000 shares of restricted stock to newly elected directors following their election to our board of directors; and

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  we may grant additional shares of restricted stock as determined from time to time by the compensation committee.

Executive Compensation

Compensation Discussion and Analysis

Overview

    Prior to 2008, our board of directors as a whole implemented and developed our executive compensation programs. We have not adopted any formal guidelines for benchmarking total compensation, and we have not retained any compensation consultants to review our policies and procedures related to executive compensation. Although we had appointed a compensation committee prior to 2008, its functions were performed by the board of directors. We have appointed a new compensation committee in connection with the offering which began to function on January 1, 2008.

    Prior to the fourth quarter of 2006, our executive compensation programs, and the process by which they were developed, were less formal than our current approach. During that time, our board of directors used executive compensation programs of local companies like Interactive Intelligence, Inc. and portfolio companies of our investor, Insight Venture Partners, as a general point of reference for evaluating the overall compensation of our executives. We did not attempt to set compensation based on the programs of those companies. Rather, we referred to those programs to make sure that our decisions were not significantly inconsistent with the market. In the fourth quarter of 2006, we began to formalize our approach to the development of our executive compensation programs. In establishing executive compensation levels for 2007, we reviewed salary reports and benchmark data provided by Culpepper and Associates, Inc. Culpepper is a paid provider of compensation and benefits benchmarking data for technology companies. The data is available on-line and allows subscribers to benchmark their compensation levels against those of companies of similar revenue size, number of employees, geographic location and industry. The Culpepper report used for our 2007 compensation decisions sorted the results based on geography (the Midwest, excluding Chicago and Minneapolis), size of the company (using only those companies with annual revenues between $20.0 million and $60.0 million or with an employee head count of up to 250, or both), and sector (software).

    We also developed a peer group of public software and technology companies, including one public software company located in Indianapolis, Indiana for a local comparison. The peer group information provided us a basis for evaluating the competitiveness of our base pay and cash bonuses based on information provided in the peer group companies' 2006 annual proxy statements and registration statements. We chose the companies in the peer group because of their industry, business model, and comparable size and, in the case of Interactive Intelligence, because it also has its headquarters in Indianapolis, Indiana. For fiscal 2007, our selected public company peer group consisted of Interactive Intelligence, Inc., RightNow Technologies, Vocus, Inc. and WebSideStory, Inc. (now operating as Visual Sciences, Inc.).

    Our compensation committee will annually evaluate past performance, competitor performance and general market conditions to establish individual and corporate performance targets. We will continue to consider publicly available data relating to the compensation practices and policies of other companies within and outside our industry. Our compensation committee will also receive and take into account specific recommendations from our Chief Executive Officer in making compensation decisions for executives other than our Chief Executive Officer. Our compensation committee will also have the authority to engage an independent compensation consulting firm to provide advice as it deems appropriate.

Objectives and Philosophy of Our Executive Compensation Programs

    We strive to use our compensation program for executive officers to attract and retain superior executives and to align their interests with those of our stockholders. As a general matter, we do not believe that our executive officers should receive fringe benefits or perquisites that are not available to other employees, although in 2006 and 2007 we provided a housing allowance to our Executive Vice President, Sales as disclosed in the Summary Compensation Table. That allowance has not been continued after 2007. We believe that the primary components of each executive officer's compensation should be a competitive base salary and incentive compensation that rewards the achievement of short-term objectives (quarterly or annual) as well as longer term performance goals. We also believe that the allocation between base salary and incentive cash compensation should reflect the allocation of the peer group. We seek to establish base compensation and incentive cash compensation opportunities for each executive employee at or above the midpoint for comparable executives in the Culpepper report and consistent with those provided by our public company peers for comparable executives. We also believe that stock ownership is important because it aligns our executive officers' interests with those of our stockholders. Thus, we anticipate that equity compensation will continue to represent a significant element of each executive officer's potential compensation. Finally, we believe that, to ensure that our executive officers act in the best interests of stockholders without considering their future employment security, it is important to provide a meaningful severance benefit upon certain terminations of employment after a change of control.

Role of Executive Officers in Compensation Decisions

    In 2006 and 2007, our Chief Executive Officer and Chief Financial Officer reviewed the compensation and performance of each executive officer other than themselves and made recommendations to the full board regarding such officers' compensation. In 2006 and 2007, our Chief Executive Officer and Chief Financial Officer reviewed the compensation and performance of the other and made recommendations to the full board regarding the other's compensation.

    Effective January 1, 2008, the committee, rather than the full board, determines each element of compensation for each of our executive officers. We anticipate that our Chief Executive Officer will review the compensation and performance of each executive officer other than himself annually and make recommendations to the committee regarding such officer's compensation (and each element of compensation) for the following year. We also anticipate that the Chairman of the committee will review the compensation and performance of the Chief Executive Officer and make recommendations to the committee regarding the Chief Executive Officer's compensation (and each element of compensation) for the following year.

Committee Procedures

    In past years, the full board has served the functions of the committee. In doing so, the board did not operate under formal procedures. As the committee begins to operate, we expect to develop formal procedures, including a more formalized peer group for comparing compensation. We also anticipate that the committee will review each element of each executive officer's compensation annually in light of the executive officer's performance, our performance as a company and market factors. In making these evaluations, the committee will use the services of independent compensation consultants to the extent needed, but to date the committee has not retained a consultant. In evaluating appropriate levels of compensation for executive officers, the committee intends to establish levels of base compensation and overall cash compensation opportunities that are consistent with the objectives and benchmarks described under "Executive Compensation—Objectives and Philosophy of our Executive Compensation Programs."

Components of Our Executive Compensation Program

    Our executive officers' compensation currently consists of three primary components: base salary, annual cash incentive and stock option awards under our equity incentive plan. As a co-founder, Mr. Dorsey has a substantial equity interest and thus has not been awarded options. In addition, we provide our executive officers with a variety of benefits that are available to all salaried employees. We do not have any formal or informal policy or target for allocating compensation between long-term and short-term compensation, although we try to achieve an allocation that is consistent with the allocation for comparable executive officer positions within the peer group. Instead, we have determined on a case-by-case basis the appropriate level and mix of the various compensation components. We have identified the level of cash compensation needed to attract and retain management professionals and, to the extent that compensation was below market based upon the data available from Culpepper and other data sources, we have made appropriate compensation adjustments.

Base Salaries

    Annually, we review base salaries and other components of each named executive officer's compensation in light of our assessment of the executive officer's performance, our overall performance, and beginning in the fourth quarter of 2006, peer group executive compensation and general compensation trends in our industry. The weight given to any particular factor may vary from year to year. In 2006, our board of directors determined executive compensation by comparing the compensation of our executives with the compensation of executives employed in other companies with which members of our board of directors were familiar. In 2007, we gave particular attention to adjusting our base salaries to reflect those paid by our peers for executives performing similar roles. For each executive officer, we have tried to establish both base salary and incentive compensation at or above the midpoint for comparable executives in the Culpepper report and consistent with those provided by our public company peers for comparable executives.

    In setting base salaries for 2007, we determined that the base salaries of our named executive officers were below our target. For example, the 2007 Culpepper information (based on 2006 compensation information) listed base salaries between $281,000 and $322,000 for chief executive officers in our target range. Our selected comparable companies reported average chief executive officer base salaries of approximately $292,000 for 2006. Our chief executive officer's base salary for 2006 was $175,000. For a chief financial officer, Culpepper reported base salaries between $176,000 and $196,000 and comparable companies reported average base salaries of approximately $199,000. Our chief financial officer's base salary for 2006 was $150,000.

    We further determined that base salary increases were particularly important to recognize that excellent performance by each member of our senior executive team has consistently enabled us to meet or exceed our goals in terms of both revenue and profitability under an aggressive business plan while continually improving our products. Based on these conclusions, we increased the base salaries of our named executive officers for 2007 as follows: Mr. Dorsey's annual base salary was increased from $175,000 in 2006 to $250,000 in 2007; Ms. Dolan's annual base salary increased from $150,000 in 2006 to $175,000 in 2007; Mr. McCorkle's annual base salary increased from $150,000 in 2006 to $200,000 in 2007; and Mr. Bleczinski's annual base salary increased from $150,000 in 2006 to $175,000 in 2007. Mr. McCormick's responsibilities changed in late 2006 from leading our services organization to heading a strategic initative to build business partnerships and alliances. As a result of that change in responsibility, we determined that it was appropriate to leave his annual base salary at $175,000.

Cash Incentive Bonuses

    Each of the named executive officers participates in an incentive cash bonus program. The program terms for 2006 were identical for Messrs. Dorsey, McCorkle, and McCormick and Ms. Dolan. As discussed below, the program criteria for 2007 quarterly bonuses were the same for Messrs. Dorsey, McCorkle and McCormick and Ms. Dolan. In addition, each of these named executive officers was eligible for an annual bonus based on individual performance objectives. In 2006 and 2007, Mr. Bleczinski participated in a modified program, which we considered more appropriate for his position as Vice President, Sales.

    The quarterly cash bonuses earned under the program for both 2006 and 2007 were payable at the end of the month following the close of the applicable quarter. Because we believe that our annual cash incentive compensation should motivate our executives to achieve performance that benefits our stockholders, we generally set performance goals at a level that would require a high level of execution and achievement by our executives. These performance goals are based on the achievement of our business plan goals, which are designed to be aggressive but achievable. The targets described below coincide with our annual financial plan, which sets aggressive growth and profit objectives.

    The incentive targets under the quarterly bonus program for 2006 and 2007 consisted of a combination of non-financial measures such as "new bookings" and "total bookings," and financial measures such as "operating income." For purposes of the bonus program, we define "bookings" as the annual subscription contract value, incremental messaging fees, and additional commitments by existing clients. "New bookings" means bookings with organizations that have not been a client during the preceding 12 months. "Total bookings" means all bookings from new and existing clients. For multi-year contracts, bookings are limited to bookings attributable to the first 12 months of the contract term.

    For 2006, we paid quarterly cash incentive bonuses to Messrs. Dorsey, McCorkle and McCormick and Ms. Dolan based on the achievement of new bookings, total bookings, and operating income targets. If we achieved a quarterly target, we paid the portion of the bonus attributable to that target. If not, we did not pay that portion of the bonus. We established bookings targets for 2006 at approximately 40% above actual performance for the corresponding quarter of 2005. We did not establish an operating income target for the first quarter. For the second through the fourth quarters, we established operating income targets of break even for the second quarter, $235,000 for the third quarter, and $646,000 for the fourth quarter. The bonus opportunity for each participating executive officer was $5,000 for each of the first three quarters and $7,500 for the fourth quarter participating. Total bonus paid per executive under this plan was $20,000 for 2006.

    For 2006, Mr. Bleczinski had a bonus opportunity of $10,000 based upon the achievement of first quarter performance targets, and $20,000 based on the achievement of performance targets for each of the first six months, second six months, and full year. By significantly exceeding performance targets, Mr. Bleczinski earned total 2006 bonuses of $139,350. For the first quarter, Mr. Bleczinski's performance criteria were based on new bookings and total bookings, weighted equally. For the first six months, second six months and full year, performance criteria were based on new bookings and expenses subject to Mr. Bleczinski's control. The amount of the bonus was determined according to a grid based on the relationship of new bookings and controllable expenses to the business plan. If controllable expenses exceeded 110% of the plan, or new bookings were less than 90% of the plan, no bonus was payable for the period. The bonus amount under the grid, if positive, was increased further by the percentage by which total bookings for the period exceeded the bookings target in our business plan.

    For 2007, we paid quarterly cash incentive bonuses to Messrs. Dorsey, McCorkle, McCormick, and Ms. Dolan based upon a combination of total bookings and operating income excluding stock-based compensation expense. The quarterly bonus payable at targeted performance was $20,000 for

Mr. Dorsey, $12,500 for Mr. McCorkle, $10,000 for Ms. Dolan, and $5,000 for Mr. McCormick. Messrs. Dorsey and McCorkle and Ms. Dolan were eligible for additional bonus amounts for the second, third and fourth quarters based upon exceeding the targets.

    We established our targets for 2007 based on three goals—aggressive growth, reinvestment to fund that growth, and profitability. We established bookings targets at approximately 40% above actual performance for the corresponding quarter of 2006. Our operating income targets exclusive of stock-based compensation expenses were aggressive, given that prior to 2006 we had not been profitable due to our rapid growth and reinvestment to sustain that growth. We established operating income targets exclusive of stock-based compensation expenses of $790,523 for the first quarter, $808,348 for the second quarter, $446,857 for the third quarter, and $296,174 for the fourth quarter. We achieved targeted performance for all four quarters in 2007 and, therefore, paid Messrs. Dorsey, McCorkle, and McCormick and Ms. Dolan the full targeted bonus amount for each quarter. We also paid Messrs. Dorsey and McCorkle and Ms. Dolan additional quarterly bonus amounts due to the level of over performance compared to targets.

    In addition to quarterly performance bonuses, Messrs. Dorsey and McCorkle, McCormick and Ms. Dolan were eligible for and earned annual bonuses based upon individual performance objectives. The committee approved payment of an annual bonus to Messrs. Dorsey and McCorkle and Ms. Dolan in the amounts of $35,000, $20,000 and $20,000, respectively. Mr. McCormick was also eligible for annual bonus of $30,000 for individual performance objectives, which he achieved.

    For 2007, Mr. Bleczinski had a quarterly bonus opportunity of $10,000 per quarter and a separate annual $40,000 bonus opportunity based on meeting quarterly and annual new and total bookings targets. In addition, Mr. Bleczinski had first and second six-month bonus targets of $20,000, each based on a matrix that considered the management of controllable costs and new bookings targets. The matrix also considered total bookings targets. All targets for Mr. Bleczinski were based on our 2007 financial plan. The six-month bonuses and the full year bonus could be earned at an amount greater than the $20,000 and $40,000 bonus levels for significantly exceeding the targets. Mr. Bleczinski earned each of his quarterly bonuses and significantly exceeded each of the six-month and the annual bonus targets. His 2007 bonuses totaled $182,732.

    For 2008, we have again established incentive bonus targets based on bookings and operating income excluding stock-based compensation expense. As in past years, the targets assume aggressive growth, and, therefore, will require superior results to achieve.

Equity Incentive Compensation

    We believe that equity ownership by our executive officers and other employees helps establish a positive ownership culture throughout our company and aligns our executive officers' interests with those of our stockholders. Currently, we have offered equity incentive compensation only through the award of non-qualified stock options under our 2004 stock option plan, but we have recently adopted a new equity incentive plan that will allow us to also grant incentive stock options, stock appreciation rights and restricted stock. In general, we grant options only when an employee is first hired or promoted to a position involving more substantial duties and compensation. However, on a case-by-case basis, we grant additional equity incentive compensation to award extraordinary performance or to provide additional incentive. During 2006, we granted Mr. Bleczinski an option to purchase 20,000 shares at an exercise price of $4.00 per share in recognition of his outstanding performance in exceeding sales targets. On June 21, 2007, we granted Mr. McCorkle an option to purchase 100,000 shares at an exercise price of $5.52 per share in recognition of his outstanding performance in managing new product releases while making significant contributions to our effort to scale our product and infrastructure to support our rapid growth and customer needs.

    We have historically granted stock options at exercise prices equivalent to the fair value of our common stock as of the date of grant. Prior to June 30, 2007, our board of directors had estimated the fair value of our common stock on a quarterly basis with input from management. Because there has been no public market for our common stock, our board of directors determined the fair value of our common stock by considering a number of objective and subjective factors including peer group trading multiples, the amount of preferred stock liquidation preferences, our historical financial performance and financial position, the illiquid nature of our common stock and future prospects for liquidity events and sale and offer prices of preferred stock in private transactions negotiated at arm's length. We believe our estimates of the fair value of our common stock were reasonable.

    In 2007, we conducted a valuation to determine the fair value of our common stock as of June 30, 2007. We also conducted valuation updates as of September 30, 2007, December 31, 2007, and March 31, 2008.

    Other than restricted stock grants for non-employee directors, we do not have any program, plan or obligation that requires us to grant equity compensation on specified dates and, because we have not been a public company, we have not made equity grants in connection with the release or withholding of material non-public information. Authority to make equity grants to employees resides in our compensation committee, with certain authority delegated to the Chief Executive Officer. In the future, we expect the exercise price of options to be set at the closing price of our common stock on the date of grant.

    Through our equity incentive plans, we encourage our executive officers to acquire equity interests in our company. However, we do not have specific share retention and ownership guidelines for our executive officers. After we become a publicly traded company following this offering, we will not permit our executive officers, directors or other members of management to engage in short sales, transactions in put or call options, hedging transactions or other inherently speculative transactions with respect to our stock.

Deductibility Cap on Executive Compensation

    Under Internal Revenue Code Section 162(m), subject to an exception for qualifying performance-based compensation, after we become a public company, we cannot deduct over $1.0 million in annual compensation paid to certain executive officers. Given the levels of compensation we pay to our employees, this limitation should not have any impact on us for the foreseeable future. In addition, we intend to structure our equity incentive program so that stock options and other equity-based grants qualify as performance-based compensation for purposes of Section 162(m).

Summary Compensation Table

    The following table sets forth information regarding compensation earned by our Chief Executive Officer, our Chief Financial Officer, Executive Vice President, Finance and Administration, and each of our three other most highly compensated executive officers during the years ended December 31, 2006 and 2007. We refer to these executive officers as our "named executive officers" elsewhere in this prospectus.

Name and Principal Position	Year	Salary ($)	Bonus ($)		Option Awards ($)			Non-Equity Incentive Plan Compensation ($)(1)(2)	All Other Compensation ($)			Total ($)
Scott D. Dorsey, President, Chief Executive Officer	2007 2006	$250,000 175,000	$35,000 —	(3)	$	— —		$95,000 20,000	$	— —		$380,000 195,000
Traci M. Dolan, Chief Financial Officer, Executive Vice President, Finance and Administration, Secretary	2007 2006	175,000 150,000	20,000 —	(3)		14,275 —	(4)	47,500 20,000		— —		256,775 170,000
Scott J. Bleczinski, Executive Vice President, Sales	2007 2006	175,000 150,000	— —			8,219 6,116	(5) (5)	182,732 139,350		18,239 15,583	(6) (7)	384,190 311,049
Scott S. McCorkle, Executive Vice President, Technology & Product	2007 2006	200,000 150,000	20,000 —	(3)		28,134 —	(5)	59,375 20,000		— —		307,509 170,000
Peter D. McCormick, Vice President, Partnerships	2007 2006	175,000 175,000	30,000 —	(3)		— —		20,000 20,000		— —		225,000 195,000

(1)
No earnings accrue under our non-equity incentive compensation plan.

(2)
The amounts shown for 2006 were paid in 2006 or the first quarter of 2007 to each of the named executive officers, and the amounts shown for 2007 were paid in 2007 or the first quarter of 2008 to each of the named executive officers.

(3)
Annual bonuses for 2007 were paid in the first quarter of 2008.

(4)
The amount reflected is the compensation cost that we recognized in 2007 under Statement of Financial Accounting Standard No. 123-R (Share-Based Payments). The amount reflected relates to the modification of certain terms related to Ms. Dolan's option to purchase 10,000 shares granted prior to the adoption of SFAS No. 123(R). We determined the fair value of the option modification by comparing the difference in the fair value of the option before and after the modification of certain terms as of the modification date using the Black-Scholes option pricing method with the assumptions described under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Stock Based Compensation."

(5)
The amount reflected is the compensation cost that we recognized in 2006 or 2007 under Statement of Financial Accounting Standard No. 123-R (Share-Based Payments). The amount reflected consists entirely of a non-qualified stock option granted in the applicable year. We determined the fair value of the grants as of each grant date using the Black-Scholes option pricing method with the assumptions described under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Stock Based Compensation."

(6)
Includes housing allowance of $17,619, 401(k) match of $500, and life insurance premium of $120, which is consistent with life insurance offered to all employees.

(7)
Includes housing allowance of $15,439 and life insurance premium of $144, which is consistent with life insurance offered to all employees.

2007 Grants of Plan-Based Awards

    The following table sets forth information regarding grants of awards made to our named executive officers during the year ended December 31, 2007.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards Target ($)		Estimated Future Payouts Under Equity Incentive Plan Awards (#)	Exercise or Base Price of Option Awards ($/Sh)		Grant Date Fair Value of Stock and Option Awards ($)
Scott D. Dorsey	—	$90,000	(1)	—	$—		$—
Traci M. Dolan	—	45,000	(1)	—	—		—
Scott J. Bleczinski	—	120,000	(2)	—	—		—
Scott S. McCorkle	6/21/2007	50,000	(1)	100,000	5.52	(4)	211,732
Peter D. McCormick	—	20,000	(3)	—	—		—

(1)
For 2007, we paid quarterly cash incentive bonuses to Messrs. Dorsey and McCorkle and Ms. Dolan based upon the achievement of total bookings and operating income targets, with 50% of the bonus opportunity based upon each component. The quarterly bonus payable at targeted performance was $20,000 for Mr. Dorsey, $12,500 for Mr. McCorkle and $10,000 for Ms. Dolan. In addition, each was eligible for additional bonus amounts for the second, third, and fourth quarters for achieving certain performance criteria. Based upon performance, Messrs. Dorsey and McCorkle and Ms. Dolan received the full target bonus amount. Messrs. Dorsey and McCorkle and Ms. Dolan received additional quarterly bonus amounts for the second and fourth quarters because we exceeded targeted performance for those periods. For additional details, see "Executive Compensation—Cash Incentive Bonuses."

(2)
Mr. Bleczinski had a quarterly bonus opportunity of $10,000 based upon the achievement of quarterly new and quarterly total bookings targets and a separate annual bonus opportunity of $40,000. He also had a $20,000 bonus based on the management of expenses and achievement of performance targets for each of the first and second six months. By significantly exceeding performance targets, Mr. Bleczinski earned bonuses of $182,732. Mr. Bleczinski's bonus was based on a performance matrix which considered the following factors: management of controllable costs, amount of new bookings and total bookings. For addition information, see "Executive Compensation—Cash Incentive Bonuses."

(3)
For 2007, we paid a quarterly cash incentive bonus to Mr. McCormick based upon our achievement of total bookings and operating income targets, with 50% of the bonus opportunity based upon each component. The quarterly bonus payable at targeted performance was $5,000. We achieved targeted performance for all four quarters in 2007 and, therefore, paid Mr. McCormick the full target bonus amount.

(4)
We have historically granted stock options at exercise prices equivalent to the fair value of our common stock as of the date of grant. Prior to June 30, 2007, our board of directors had estimated the fair value of our common stock on a quarterly basis with input from management. Because there has been no public market for our common stock, our board of directors determined the fair value of our common stock by considering a number of objective and subjective factors including peer group trading multiples, the amount of preferred stock liquidation preferences, our historical financial performance and financial position, the illiquid nature of our common stock and future prospects for liquidity events and sale and offer prices of preferred stock in private transactions negotiated at arm's length. In 2007, we conducted a valuation to determine the fair value of our common stock as of June 30, 2007. We also conducted a valuation update as of September 30, 2007 and we intend to conduct periodic updates to support the exercise price of any additional stock option grants before completion of this offering.

2007 Outstanding Equity Awards at Fiscal Year End

    The following table sets forth information regarding outstanding option awards held by our named executive officers at December 31, 2007.

	Option Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date
Scott D. Dorsey	—		—		$—	—
Traci M. Dolan	10,000 150,416	(1)	— 39,584	(2)	0.42 1.00	2/1/2014 10/1/2014
Scott J. Bleczinski	60,000 60,000 300,000 8,333		— — — 11,667	(3)	0.30 0.42 0.42 4.00	5/9/2012 4/1/2013 10/1/2013 4/1/2016
Scott S. McCorkle	116,666 —		83,334 100,000	(4) (5)	2.50 5.52	8/15/2015 6/21/2017
Peter D. McCormick	50,000	(6)	—		0.42	4/1/2013

(1)
These securities relate to an option to purchase 10,000 shares. The option became vested with respect to 25% of the shares on May 1, 2004 and vested with respect to an additional 25% on February 1, 2005, 2006 and 2007.

(2)
These securities relate to an option to purchase 190,000 shares. The option became vested with respect to 25% of the shares on October 1, 2005 and vests with respect to an additional 1/48th of the shares in each of the following 36 months.

(3)
These securities relate to an option to purchase 20,000 shares. The option became vested with respect to 25% of the shares on April 1, 2007 and vests with respect to an additional 1/48th of the shares in each of the following 36 months.

(4)
These securities relate to an option to purchase 200,000 shares. The option became vested with respect to 25% of the shares on August 15, 2006 and vests with respect to an additional 1/48th of the shares in each of the following 36 months.

(5)
These securities relate to an option to purchase 100,000 shares. The option will vest with respect to 25% of the shares on June 21, 2008 and vests with respect to an additional 1/48th of the shares in each of the following 36 months.

(6)
These securities relate to an option to purchase 200,000 shares, which has been exercised with respect to 150,000 of those shares. The option became vested with respect to 25% of the shares on April 1, 2004 and vested with respect to an additional 25% per year of the shares on April 1, 2005, 2006 and 2007.

Option Exercises and Stock Vested

    No options were exercised by our named executive officers during the year ended December 31, 2007, or the three months ended March 31, 2008.

    We have historically granted stock options at exercise prices equivalent to the fair value of our common stock as of the date of grant. Prior to June 30, 2007, our board of directors had estimated the fair value of our common stock on a quarterly basis with input from management. Because there has been no public market for our common stock, our board of directors determined the fair value of our common stock by considering a number of objective and subjective factors including peer group trading multiples, the amount of preferred stock liquidation preferences, our historical financial performance and financial position, the illiquid nature of our common stock and future prospects for liquidity events and sale and offer prices of preferred stock in private transactions negotiated at arm's length. In 2007, we conducted a valuation to determine the fair value of our common stock as of June 30, 2007. We also conducted valuation updates as of September 30, 2007, December 31, 2007 and March 31, 2008, and we intend to conduct periodic updates to support the exercise price of any additional stock option grants before completion of this offering.

Employment Agreements

    We have entered into employment agreements with each of our named executive officers which were amended and restated in connection with the offering and which we anticipate will remain in effect after the completion of the offering. Each employment agreement contains the following terms:

  •
  annual base salary to be determined by the compensation committee;

  •
  participation in the executive bonus program and benefits plans generally available to other employees;

  •
  a non-change of control severance payment equal to six months' base salary, or 12 months' base salary in the case of Mr. Dorsey, if we terminate the executive officer's employment for reasons other than unacceptable performance, as defined in the employment agreement, or the executive officer terminates his or her employment for adequate reason, as defined in the employment agreement. The non-change of control severance benefit is payable as a lump sum within 30 days after termination of employment, unless a delay is required by Section 409A of the Internal Revenue Code.

  •
  a change in control severance benefit equal to the sum of 100% or, in the case of Mr. Dorsey, 150%, of the executive officer's annual base salary at the rate then in effect plus 50% of his or her annual bonus for the year immediately preceding the year in which the change of control occurs, if we terminate the executive officer's employment upon or within 12 months after a change of control without cause or the executive officer terminates his or her employment within 12 months after a change of control with good reason. Any change of control payment would be made in a lump sum within 30 days after termination of employment, unless a delay is required by Section 409A of the Internal Revenue Code; and

  •
  confidentiality, non-competition and non-disparagement obligations. The confidentiality and non-disparagement provisions continue indefinitely, and the non-competition provisions expire 12 months after termination of the executive officer's employment.

    The change of control provisions described above were chosen because they are consistent with terms granted to executives of similarly situated companies. For purposes of the change of control provisions of each named executive officer's employment agreement, the following terms have the meanings described below:

  •
  Adequate reason means our material breach of the employment agreement, material reduction of the executive officer's compensation, or requirement that the executive officer regularly perform the services of his or her employment more than 40 miles from our home office (in the case of an executive officer whose office is in our headquarters);

  •
  Change of control means a merger, consolidation, reorganization or similar business transaction, unless immediately after such transaction, more than 50% of the outstanding voting power of the surviving or resulting entity is held by persons who were our stockholders immediately before the transaction; or our consummation of a sale of all or substantially all of our assets;

  •
  Cause means any of the following that has caused us substantial and material injury: the executive officer's act or omission constituting fraud, conviction of (or entry of a plea of nolo contendere with respect to) a felony, intentional disclosure of confidential information, or (iv) material neglect of duty or serious misconduct;

  •
  Good reason means our material breach of the employment agreement; material reduction in the executive officer's base compensation; requirement that the executive officer regularly perform the duties of his or her employment at a location more than 40 miles from our current headquarters (in the case of an executive officer whose office is in our headquarters), or material diminution in the executive officer's responsibilities, position or job title to which he or she has not agreed in writing; and

  •
  Unacceptable performance means the executive officer's act or omission constituting cause, willful and material failure to perform the duties of his or her employment, provided that the executive does not correct such failure within five days after receiving written notice thereof; willful and material violation of our code of ethics or harassment policies; or intentional material breach of the employment agreement, provided that the executive does not cure the breach within five days after receiving written notice thereof.

Potential Payments Upon Termination or Change of Control

    The following table describes the potential payments and benefits upon termination of our named executive officers' employment before or after a change of control, as if each officer's employment had terminated on December 31, 2007.

Name	Benefit	Resignation with Good Reason or Termination without Good Cause prior to Change of Control	Resignation with Good Reason or Termination without Good Cause after Change of Control	Acceleration of Vesting upon a Change of Control
Scott D. Dorsey	Severance Vacation Payout Accelerated Options(1)	$250,000 4,807 —	$385,000 4,807 —	$	— — —

	Total Value	254,807	389,807		—
Peter D. McCormick	Severance Vacation Payout Accelerated Options	$87,500 3,365 —	$185,000 3,365 —	$	— — —

	Total Value	90,865	188,365		—
Traci M. Dolan	Severance Vacation Payout Accelerated Options	$87,500 3,365 —	$185,000 3,365 —	$	— — 276,692	(2)

	Total Value	90,865	188,365		276,692	(2)
Scott S. McCorkle	Severance Vacation Payout Accelerated Options	$100,000 3,846 —	$210,000 3,846 —	$	— — 367,125	(3)

	Total Value	103,846	213,846		367,125	(3)
Scott J. Bleczinski	Severance Vacation Payout Accelerated Options	$87,500 3,365 —	$244,675 3,365 —	$	— — 19,950	(4)

	Total Value	90,865	248,040		19,950	(4)

(1)
We have historically granted stock options at exercise prices equivalent to the fair value of our common stock as of the date of grant. Prior to June 30, 2007, our board of directors had estimated the fair value of our common stock on a quarterly basis with input from management. Because there has been no public market for our common stock, our board of directors determined the fair value of our common stock by considering a number of objective and subjective factors including peer group trading multiples, the amount of preferred stock liquidation preferences, our historical financial performance and financial position, the illiquid nature of our common stock and future prospects for liquidity events and sale and offer prices of preferred stock in private transactions negotiated at arm's length. In 2007, we began conducting valuations at each quarter end to determine the fair value of our common stock from June 30, 2007 through December 31, 2007. We intend to conduct periodic updates to support the exercise price of any additional stock option grants before completion of this offering.

(2)
The amount reported is equal to the spread between the $1.00 per share exercise price for 39,584 shares subject to accelerated vesting and the $7.99 per share fair value of the stock as of December 31, 2007.

(3)
The amount reported is equal to the sum of the spread between the $2.50 per share exercise price for 50,000 shares subject to accelerated vesting and the $7.99 per share fair value of the stock as of December 31, 2007, plus the spread between the $5.52 per share exercise price for 37,500 shares subject to accelerated vesting and the $7.99 per share fair value of the stock of December 31, 2007.

(4)
The amount reported is the spread between the $4.00 per share exercise price for 5,000 shares subject to accelerated vesting and the $7.99 per share fair value of the stock on December 31, 2007.

Employee Benefit Plans

ExactTarget, Inc. 2004 Stock Option Plan, as amended

    Our 2004 Stock Option Plan, as amended, which we refer to as the 2004 plan was approved by our stockholders and board of directors. A maximum of 4,807,624 shares of common stock are authorized for issuance under the 2004 plan.

    The 2004 plan provides for the grant of incentive stock options and non-statutory stock options. Our employees, officers and directors, and any subsidiary corporation's employees, officers and directors, are eligible to receive awards under the 2004 plan; however, incentive stock options may only be granted to our employees or any subsidiary corporation's employees.

    In accordance with the terms of the 2004 plan, our board of directors, or a compensation committee thereof, administers the 2004 plan. Subject to any limitations in the 2004 plan, the administrator has the power to determine the terms of the awards, including the employees and directors who will receive awards, the exercise price, the number of shares subject to each award, the vesting schedule and exercisability of awards and the form of consideration payable upon exercise.

    Most stock options granted under the 2004 plan vest over a four year period with 25% vested after one year and thereafter at the rate of 1/48 per month. In the event of a change in control (as defined in individual option agreements), additional options may vest equal in most cases to an additional 12 months of vesting (that is, an additional 12/48 of the options shall be deemed to have vested).

    With respect to all incentive stock options granted under the 2004 plan, the exercise price must at least be equal to the fair market value of our common stock on the date of grant. The term of an option may not exceed 10 years, except that with respect to any participant who owns 10% of the voting power of all classes of our outstanding stock as of the grant date, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator determines the terms of all other options.

    After termination of an employee or director, he or she may exercise his or her option for the period of time stated in the option agreement unless such termination is for Cause (as defined in the 2004 plan), in which case all of the outstanding stock options as of the date of termination shall be forfeited immediately. If termination is due to disability, death or retirement, the option will remain exercisable for no less than three months. In all other cases, other than a termination for Cause, the option will generally remain exercisable for at least one month. However, an option generally may not be exercised later than the expiration of its term.

    Unless otherwise determined by the administrator, the 2004 plan generally does not allow for the sale or transfer of option awards under the 2004 plan other than by will or the laws of descent and distribution, and may be exercised during the lifetime of the participant only by such participant.

    Our board of directors has the authority to amend, alter, suspend or terminate the 2004 plan provided such action does not impair the rights of any participant without the written consent of such participant.

    Our 2004 plan provides that in the event of the proposed dissolution or liquidation of the company, or in the event of a proposed sale of substantially all of the assets of the company, each stock option shall terminate as of a date fixed by the board of directors, provided that no fewer than 30 days written notice of the date so fixed shall be given to each holder of stock options and each holder of stock options shall have the right during the period of 30 days preceding such termination to exercise his or her stock options as to all or any part of the shares of common stock covered thereby.

    As of March 31, 2008, there were options to purchase 3,671,572 shares of common stock outstanding under the 2004 plan at a weighted average exercise price of $2.37, and 16,676 shares of common stock were issued during the three months ended March 31, 2008 pursuant to the exercise of options granted under the 2004 plan.

ExactTarget, Inc. 2008 Equity Incentive Plan

    Our 2008 Equity Incentive Plan, which we refer to as the 2008 plan, became effective on February 1, 2008 and was approved by our board of directors on January 23, 2008 and by our stockholders on March 28, 2008. The aggregate number of shares of our common stock with respect to which awards may be granted under the 2008 plan is 500,000 shares, plus

  •
  any shares of our common stock available for stock options under the 2004 plan that are not subject to outstanding stock options under the 2004 plan upon the termination of such plan as of January 31, 2008; plus

  •
  any shares of our common stock covered by a stock option under the 2004 plan that are forfeited or remain unpurchased or undistributed upon termination or expiration of the stock option under the 2004 plan; plus

  •
  any shares of our common stock exchanged by a participant as full or partial payment to us of the exercise price of a stock option under the 2004 plan; plus

  •
  on each January 1, beginning on January 1, 2009, an additional number of shares of our common stock equal to the lesser of 500,000 shares or the number of shares that would result in the number of shares available for awards as of such date being equal to 4% of the total number of shares outstanding as of the immediately preceding December 31, determined on a fully-diluted basis.

    The 2008 plan provides for the grant of incentive stock options, nonstatutory stock options, stock appreciation rights and restricted stock. Our employees and directors, and any subsidiary corporation's employees and directors, are eligible to receive awards under the 2008 plan. However, incentive stock options may only be granted to our employees or any subsidiary corporation's employees.

    In accordance with the terms of the 2008 plan, our board of directors, or a compensation committee thereof, administers the 2008 plan, however, the committee may delegate to our Chief Executive Officer all or part of its authority and duties with respect to the granting of options to certain individuals. Subject to any limitations in the 2008 plan, the committee has the power to determine the terms of the awards, including the employees and directors who will receive awards, the exercise price of options, the fair market value of the shares subject to each award, the number of shares subject to each award, the vesting schedule and exercisability of awards and the form of consideration payable upon exercise or purchase, as applicable.

    With respect to all incentive stock options granted under the 2008 plan, the exercise price must at least be equal to the fair market value of our common stock on the date of grant. The term of an option may not exceed 10 years, except that with respect to any participant who owns 10% or more of the voting power of all classes of our outstanding stock as of the grant date, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The compensation committee determines the terms of all other options.

    The compensation committee has the authority to establish the effect of a separation from service on the rights and benefits under any award, however, a director's separation from service will not accelerate or otherwise increase the number of shares subject to an award unless the committee expressly determines that it will. Participants may exercise awards after a separation from service only in accordance with the terms of the award agreement and, unless otherwise expressly provided by the committee, only with respect to the number of shares as to which the award could have been exercised on the date of the separation from service.

    Unless otherwise provided by law or the applicable award agreement, the 2008 plan generally does not allow for the sale or transfer of awards under the 2008 plan or exercise of awards by any person other than the participant. However, the 2008 plan permits transfers to the company, designation of beneficiaries and transfers or exercises by beneficiaries in the event of the participant's death, transfers by will or the laws of descent and distribution or transfers or exercises by an authorized legal representative on behalf of a participant who has suffered a disability.

    The compensation committee has the authority to amend the 2008 plan if the amendment does not materially adversely affect any award without the written consent of the affected participant. Stockholder approval is required only to the extent required under applicable law or if the board of directors determines that it is necessary or advisable.

    Our 2008 plan provides that, upon the occurrence of any of the events described below, the 2008 plan and each outstanding award will terminate, subject to any provision made by the compensation committee for the continuation of awards. If awards are to terminate, each participant will have the right, by giving notice at least ten days before the effective date of the event in question, to exercise all or any part of an unexpired award to the extent then exerciseable. Events triggering termination of the 2008 plan and each award granted under the plan include the following:

  •
  dissolution, liquidation or sale of all or substantially all of the business, properties and assets of the company,

  •
  any reorganization, merger, consolidation, sale or exchange of securities in which the company does not survive,

  •
  any sale, reorganization, merger, consolidation or exchange of securities in which the company survives and any of the company's stockholders have the opportunity to receive cash, securities of another entity or other property in exchange for their shares of the company's common stock, or

  •
  any acquisition by any person or group of beneficial ownership of more than 50% of our outstanding shares.

    The compensation committee has the authority to accelerate the vesting and exercisability of all or any portion of any award at any time in its sole discretion, regardless of any provision in the relevant award agreement. The committee may determine the terms and conditions of any acceleration so long as the terms and conditions do not materially adversely affect the rights of any participant without the consent of the participant. The committee may rescind the effect of any acceleration if it was done in anticipation of an event and the committee or the board of directors later determines that the event will not occur.

    As of March 31, 2008, there were options to purchase 81,500 shares of common stock outstanding under the 2008 plan at a weighted average exercise price of $7.99, and there were 50,000 shares of restricted common stock outstanding. No shares of common stock were issued during the three months ended March 31, 2008 pursuant to the exercise of options or release of restricted stock shares granted under the 2008 plan.

Limitation on Officers' and Directors' Liability and Indemnification Agreements

    As permitted by Delaware law, our restated certificate of incorporation and amended and restated bylaws, both of which will become effective upon the closing of this offering, contain provisions that limit or eliminate the personal liability of our directors for breach of fiduciary duty of care as a director. Our restated certificate of incorporation and amended and restated bylaws limit the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breaches of their fiduciary duties as directors, except liability for:

  •
  any breach of the director's duty of loyalty to us or our stockholders;

  •
  any act or omission not in good faith or that involves intentional misconduct or knowing violation of law;

  •
  any unlawful payments related to dividends, unlawful stock repurchases, redemptions or other distributions; or

  •
  any transaction from which the director derived an improper personal benefit.

    These limitations do not apply to liabilities arising under federal securities laws and do not affect the availability of equitable remedies, including injunctive relief or rescission. If Delaware law is amended to authorize the further elimination or limitation of liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law as so amended.

    As permitted by Delaware law, our restated certificate of incorporation and amended and restated bylaws also provide that:

  •
  we will indemnify our directors and officers to the fullest extent permitted by law;

  •
  we may indemnify our other employees and other agents to the same extent that we indemnify our officers and directors, unless otherwise determined by our board of directors; and

  •
  we will advance expenses to our directors and officers in connection with a legal proceeding to the fullest extent permitted by law.

    The indemnification provisions contained in our restated certificate of incorporation and amended and restated bylaws are not exclusive. We have entered into agreements to indemnify Messrs. Baggott, Compton, Dorsey, Ferguson, Koutoupes, Maudlin and Maxwell, each of whom is a current member of our board of directors. We also intend to obtain, contemporaneously with the offering, insurance which covers certain liabilities arising out of claims based on acts or omissions in their capacities of officers and directors, including liabilities under the Securities Act of 1933. With specified exceptions, these agreements provide for indemnification for related expenses including, among other things, attorneys' fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and officers.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted for directors, officers or persons controlling our company pursuant to the foregoing provisions, the opinion of the SEC is that such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

PRINCIPAL AND SELLING STOCKHOLDERS

    The following table sets forth information regarding the beneficial ownership of our common stock as of April 30, 2008 and as adjusted to reflect the sale of common stock offered by us and the selling stockholders in this offering, for:

  •
  each of our directors;

  •
  each of our named executive officers;

  •
  each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our common stock;

  •
  all of our directors and executive officers as a group; and

  •
  each selling stockholder.

    Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include shares of common stock issuable upon the exercise of stock options that are immediately exercisable or exercisable within 60 days. Except as otherwise indicated in the footnotes to the table below, all of the shares reflected in the table are shares of common stock and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.

    Percentage ownership calculations for beneficial ownership prior to this offering are based on 18,793,069 shares outstanding as of April 30, 2008, assuming the conversion of all of our outstanding preferred stock and shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days. Percentage ownership calculations for beneficial ownership after this offering also include the shares we are offering hereby. We and the selling stockholders have granted to the underwriters the option to purchase up to an additional             shares of common stock at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments, if any. Information in the following table assumes that the underwriters do not exercise their over-allotment option.

    Beneficial ownership representing less than 1% is denoted with an asterisk (*). Except as otherwise indicated in the footnotes to the table below, addresses of named beneficial owners are in care of ExactTarget, Inc., 20 North Meridian Street, Indianapolis, Indiana 46204. Material transactions and relationships between the selling stockholders and us are described in the section "Certain Relationships and Related Party Transactions."

	Shares Beneficially Owned Prior to Offering				Shares Beneficially Owned After Offering
Name of Beneficial Owner				Shares Offered
	Number		Percentage		Number	Percentage
5% Stockholders
Entities affiliated with Insight Venture Partners(1)	6,569,832		35%
Entities affiliated with Montagu Newhall Global Partners(2)	1,740,000		9
Directors and Named Executive Officers
Nikitas Koutoupes(3)	10,000		*
Scott M. Maxwell(4)	10,000		*
Matthew W. Ferguson(4)	10,000		*
Robert A. Compton(4)	1,910,000	†	10
Scott D. Dorsey	1,500,000		8
Chris Baggott(4)	1,360,760		7
Peter D. McCormick(5)	737,313		4
Scott J. Bleczinski(6)	430,833		2
Scott S. McCorkle(7)	192,854	†	1
Traci M. Dolan(8)	184,166		*
All executive officers and directors as a group (10 persons)	12,915,758		69
Other selling stockholders:

†
Excludes shares of common stock issuable upon conversion of unpaid dividends on our Series A and Series B preferred stock ($286,000 and $115,000, respectively) at the initial public offering price.

(1)
Consists of 5,194,050 shares held by Insight Venture Partners IV, L.P., 694,402 shares held by Insight Venture Partners (Cayman) IV, L.P., 640,108 shares held by Insight Venture Partners IV (Co-Investors), L.P. and 41,272 shares held by Insight Venture Partners IV (Fund B), L.P. Insight Venture Associates IV, L.L.C. is the general partner of each of the Insight entities (collectively, the "Insight Partnerships"). The managing member of Insight Venture Associates IV, L.L.C. is Insight Holdings Group, L.L.C. Insight Holdings Group, L.L.C. is managed by its board of managers. Jeffery Horing, Peter Sobiloff and Deven Parekh, the members of the board of managers of Insight Holdings Group, L.L.C., have the power to exercise voting and investment control over Insight Holdings Group, L.L.C. with respect to the shares held by the Insight Partnerships. Each of Messrs. Horing, Sofbiloff and Parekh disclaim beneficial ownership of such shares. The members of Insight Venture Associates IV, L.L.C. include Nikitas Koutoupes and Scott Maxwell, members of our board of directors. The address of the entities affiliated with Insight Venture Partners is 680 Fifth Avenue, New York, New York, 10019.

(2)
Consists of 516,762 shares held by Montagu Newhall Global Partners II, L.P., 12,725 shares held by Montagu Newhall Global Partners II-A, L.P., 123,013 shares held by Montagu Newhall Global Partners II-B, L.P., 374,300 shares held by Montagu Newhall Global Partners III, L.P., 171,671 shares held by Montagu Newhall Global Partners III-A, L.P. and 541,529 shares held by Montagu Newhall Global Partners III-B, L.P. Montagu Newhall General Partner II, L.L.C. is the general partner of Montagu Newhall General Partner II, L.P. and Montagu Newhall General Partner II, L.P. is the general partner of Montagu Newhall Global Partners II, L.P., Montagu Newhall Global Partners II-A, L.P. and Montagu Newhall Global Partners II-B, L.P. Montagu Newhall General Partner III, L.L.C. is the general partner of Montagu Newhall General Partner III, L.P. and Montagu Newhall General Partner III, L.P. is the general partner of Montagu Newhall Global Partners III, L.P., Montagu Newhall Global Partners III-A, L.P., and Montagu Newhall Global Partners III-B, L.P. James Lim, Ashton Newhall, Kevin Campbell and Rupert Montagu are the managing members of Montagu Newhall General Partner II, L.L.C. and Montagu Newhall General Partner III, L.L.C. and share such powers. Montagu Newhall General Partner II, L.L.C. and Montagu Newhall General Partner III, L.L.C. has the sole voting and investment power over the shares owned by each Montagu Newhall Global Partners affiliate noted above, although each of them disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein. The address of the entities affiliated with Montagu Newhall Partners is 100 Painters Mill Road, Owings Mills, MD 21117.

(3)
Consists of 10,000 shares of restricted stock that are subject to forfeiture. Mr. Koutoupes holds no voting or investment power over the shares owned by the Insight Partnerships.

(4)
Consists of 10,000 shares of restricted stock that are subject to forfeiture.

(5)
Includes 50,000 shares subject to options exercisable within 60 days of April 30, 2008.

(6)
Includes 430,833 shares subject to options exercisable within 60 days of April 30, 2008.

(7)
Includes 166,666 shares subject to options exercisable within 60 days of April 30, 2008.

(8)
Includes 184,166 shares subject to options exercisable within 60 days of April 30, 2008.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

    Since January 1, 2005, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we were or are a party in which the amount involved exceeded or exceeds $120,000 and in which any of our directors, executive officers, holders of more than 5% of any class of our voting securities, or any member of the immediate family of any of the foregoing persons, had or will have a direct or indirect material interest, other than the transactions described below.

Series D Financing

    In November 2006 and January 2007, we issued and sold an aggregate of 1,740,000 shares of our Series D preferred stock to entities affiliated with Montagu Newhall Global Partners for $4.00 per share and an aggregate purchase price of $7.0 million. Upon the closing of this offering, these shares will automatically convert into the same number of shares of common stock. With the proceeds from the sale of our Series D preferred stock, we repurchased shares of our common stock, Series A preferred stock and Series B preferred stock from several stockholders. Messrs. Baggott, Compton, Dorsey and McCormick participated in these share repurchases and received $2.6 million, $400,000, $2.0 million and $1.3 million, respectively, and all other holders of our common stock and Series A and Series B preferred stock also had the right to participate on a pro rata basis.

Amended and Restated Stockholders' Agreement

    In November 2006, in connection with the sale of our Series D preferred stock, we entered into an amended and restated stockholders' agreement with the holders of our preferred stock and common stock, including the entities affiliated with Insight Venture Partners and Montagu Newhall Global Partners. The agreement sets forth agreements to appoint directors to our board, rights of first refusal and co-sale, preemptive rights and drag-along rights, among other requirements. The amended and restated stockholders' agreement terminates upon the closing of this offering.

Amended and Restated Registration Rights Agreement

    In connection with the sale of our Series D preferred stock, we entered into an amended and restated registration rights agreement, dated as of November 8, 2006, with the holders of shares of our common stock issuable upon conversion of the shares of preferred stock, including shares of preferred stock held by some of our directors, the entities affiliated with Insight Venture Partners and the entities affiliated with Montagu Newhall Global Partners. For further information regarding the registration rights agreement, see "Description of Capital Stock—Registration Rights."

Indemnification Agreements

    We have entered into agreements to indemnify Messrs. Baggott, Compton, Dorsey, Ferguson, Koutoupes, Maudlin and Maxwell, each of whom is a member of our board of directors. With specified exceptions, these agreements provide for indemnification for related expenses including, among other things, attorneys' fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. For more information regarding indemnification matters, see "Management—Indemnification of Officer and Directors' Liability and Indemnification Agreements."

CareerBuilder.com

    Mr. Ferguson, a member of our board of directors since January 2008, is the President and Chief Executive Officer of CareerBuilder.com, a position he has held since 2003. CareerBuilder.com has been one of our customers for several years. During the years ended December 31, 2005, 2006, and 2007, the aggregate amount of payments received from CareerBuilder.com were approximately $330,000, $470,000 and $620,000, respectively.

Policies and Procedures for Related Party Transactions

    We have a written policy that our executive officers, directors, and principal stockholders, including their immediate family members and affiliates, are not permitted to enter into a related party transaction with us without the prior consent of our audit committee, or other independent members of our board of directors in the case it is inappropriate for our audit committee to review such transaction due to a conflict of interest. Any request for us to enter into a transaction with an executive officer, director, principal stockholder, or any of such persons' immediate family members or affiliates, in which the amount involved exceeds $120,000 must first be presented to our audit committee for review, consideration and approval. All of our directors, executive officers and employees are required to report to our audit committee any such related party transaction. In approving or rejecting the proposed agreement, our audit committee shall consider the relevant facts and circumstances available and deemed relevant to the audit committee, including but not limited to the risks, costs and benefits to us, the terms of the transaction, the availability of other sources for comparable services or products, and, if applicable, the impact on a director's independence. Our audit committee shall approve only those agreements that, in light of known circumstances, are in, or are not inconsistent with, our best interests, as our audit committee determines in the good faith exercise of its discretion. All of the transactions described above were entered into prior to the adoption of this policy.

DESCRIPTION OF CAPITAL STOCK

General

    Following the closing of this offering, our authorized capital stock will consist of 100,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share, all of which preferred stock will be undesignated.

    As of March 31, 2008, there were 12,070,360 shares of our preferred stock outstanding which will automatically convert into 12,774,270 shares of our common stock immediately prior to the closing of this offering (excluding shares of common stock issuable upon conversion of unpaid dividends on our Series A and Series B preferred stock at the initial public offering price).

    The following description of our capital stock and provisions of our restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to the restated certificate of incorporation and the amended and restated bylaws that will become effective upon the closing of this offering. Copies of these documents have been filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part. The descriptions of our common stock and preferred stock reflect changes to our capital structure that will occur upon the closing of this offering.

Common Stock

    As of May 1, 2008, there were 5,137,134 shares of our common stock outstanding, held of record by 83 stockholders.

    Under the terms of our restated certificate of incorporation that will become effective upon the closing of this offering, the holders of our common stock are generally entitled to one vote for each share held on all matters submitted to a vote of the stockholders and do not have any cumulative voting rights. Holders of our common stock are entitled to receive proportionally any dividends declared by our board of directors out of funds legally available therefore, subject to any preferential dividend or other rights of any then outstanding preferred stock.

    In the event of our liquidation or dissolution, holders of our common stock are entitled to share ratably in all assets remaining after payment of all debts and other liabilities, subject to the prior rights of any then outstanding preferred stock. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. All outstanding shares of our common stock are validly issued, fully paid and nonassessable. The shares to be issued by us in this offering will be, when issued and paid for, validly issued, fully paid and nonassessable.

    The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

    Under the terms of our restated certificate of incorporation that will become effective upon the closing of this offering, our board of directors is authorized to designate and issue up to 5,000,000 shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock, any or all of which may be greater than or senior to the rights of the common stock. The issuance of preferred stock could adversely affect the voting power of holders of common stock and reduce the likelihood that such holders will receive dividend payments or payments on liquidation. In certain circumstances, an issuance of preferred stock could have the effect of decreasing the market price of our common stock.

    Authorizing our board of directors to issue preferred stock and determine its rights and preferences has the effect of eliminating delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. Upon completion of this offering, there will be no shares of preferred stock outstanding, and we have no present plans to issue any shares of preferred stock.

Registration Rights

    In connection with the sale of our Series D preferred stock, we entered into an amended and restated registration rights agreement, dated as of November 8, 2006, with the holders of shares of our common stock issuable upon conversion of the shares of preferred stock, including shares of preferred stock held by some of our directors, the entities affiliated with Insight Venture Partners and Montagu Newhall Global Partners, who we refer to collectively as holders of restricted shares. Under this amended and restated registration rights agreement, holders of restricted shares can demand that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing. These registration rights are subject to conditions and limitations, including the right of the underwriters of an offering to limit the number of shares included in such registration and our right not to effect a requested registration within one hundred and eighty days following any offering of our securities. The amended and restated registration rights agreement will terminate on the earlier of five years after the closing of this offering or such time as the holders' securities may be disposed of under Rule 144(k) promulgated under the Securities Act of 1933 within a 90 day period. After this offering, holders of approximately             restricted shares will have registration rights.

Options

    As of March 31, 2008, options to purchase 3,753,072 shares of our common stock were outstanding at a weighted average exercise price of $2.49 per share.

Restricted Stock

    As of March 31, 2008, 50,000 shares of restricted common stock were outstanding.

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation

    Delaware law, our restated certificate of incorporation and our amended and restated bylaws contain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors.

Certificate of Incorporation and Bylaws

Stockholder Action by Written Consent

    Our restated certificate of incorporation provides that no action can be taken by stockholders except at an annual or special meeting of the stockholders called in accordance with our restated bylaws, and stockholders may not act by written consent in lieu of a meeting.

Meetings of Stockholders

    Our amended and restated bylaws provide that only a majority of the members of our board of directors then in office may call special meetings of stockholders and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders. Our restated bylaws limit the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting.

Staggered Board; Removal of Directors; Filling Vacancies

    Our board of directors shall be divided into three classes serving staggered three-year terms, with one class being elected each year. Directors may be removed only for cause and then only by the affirmative vote of the holders of 66 2/3% or more of the shares then entitled to vote at an election of directors. Furthermore, any vacancy on our board of directors, however occurring, including a vacancy resulting from an increase in the size of our board, may only be filled by the affirmative vote of a majority of our directors then in office even if less than a quorum.

Blank Check Preferred Stock

    Our board of directors will be authorized to issue preferred stock without stockholder approval. In this regard, our restated certificate of incorporation grants our board of directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock.

Amendment of Restated Certificate of Incorporation and Restated Bylaws

    As required by the Delaware General Corporation Law, any amendment of our restated certificate of incorporation must first be approved by a majority of our board of directors and, if required by law or our restated certificate of incorporation, thereafter be approved by a majority of the outstanding shares entitled to vote on the amendment, except that the amendment of the provisions relating to stockholder action, directors, limitation of liability and the amendment of our restated bylaws and restated certificate of incorporation must be approved by not less than two thirds of the outstanding shares entitled to vote on the amendment. Our restated bylaws may be amended by the affirmative vote of a majority vote of the directors then in office, subject to any limitations set forth in the restated bylaws, and may also be amended by the affirmative vote of at least two thirds of the outstanding shares entitled to vote on the amendment, or, if the board of directors recommends that the stockholders approve the amendment, by the affirmative vote of the majority of the outstanding shares entitled to vote on the amendment.

Advance Notice Requirements for Stockholder Proposals

    Our restated bylaws establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. The notice must contain certain information specified in the bylaws.

Section 203 of the Delaware General Corporate Law

    Upon completion of this offering, we will be subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of a corporation's voting stock. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

  •
  before the stockholder became interested, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

  •
  upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or

  •
  at or after the time the stockholder became interested, the business combination was approved by the board of directors of the corporation and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

NASDAQ Global Market Listing

    We have applied to list our common stock on The NASDAQ Global Market under the symbol "EXTG."

Transfer Agent and Registrar

    The transfer agent and registrar for our common stock is                          .

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR
NON-U.S. HOLDERS OF COMMON STOCK

    The following is an overview of some U.S. federal income and estate tax considerations of the acquisition, ownership and disposition of shares of our common stock purchased pursuant to this offering by a holder that, for U.S. federal income tax purposes, is not a "U.S. person," as we define that term below. A beneficial owner of our common stock who is not a U.S. person is referred to below as a "non-U.S. holder." This summary is based upon current provisions of the Internal Revenue Code of 1986, as amended, Treasury regulations promulgated thereunder, judicial opinions, administrative pronouncements and published rulings of the U.S. Internal Revenue Service, or IRS, all as in effect as of the date hereof. These authorities may be changed, possibly retroactively, resulting in U.S. federal tax consequences different from those set forth below. We have not sought, and will not seek, any ruling from the IRS or opinion of counsel with respect to the statements made in the following summary, and there can be no complete assurance that the IRS will not take a position contrary to such statements or that any such contrary position taken by the IRS would not be sustained.

    This summary is limited to non-U.S. holders who purchase shares of our common stock issued pursuant to this offering and who hold our common stock as a capital asset, which is generally property held for investment. This summary also does not address the tax considerations arising under the laws of any state, local or non-U.S. jurisdiction, or under U.S. federal estate or gift tax laws, except as specifically described below. In addition, this summary does not address tax considerations that may be applicable to an investor's particular circumstances nor does it address the special tax rules applicable to special classes of non-U.S. holders, including, without limitation:

  •
  banks, insurance companies or other financial institutions;

  •
  U.S. expatriates;

  •
  tax-exempt organizations;

  •
  tax-qualified retirement plans;

  •
  brokers or dealers in securities or currencies;

  •
  traders in securities that elect to use a mark-to-market method of accounting for their securities holdings; or

  •
  persons that will hold common stock as a position in a hedging transaction, "straddle" or "conversion transaction" for tax purposes.

    If a partnership, including any entity treated as a partnership for U.S. federal income tax purposes, is a holder, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A holder that is a partnership, and partners in such partnership, should consult their own tax advisors regarding the tax consequences of the purchase, ownership and disposition of shares of our common stock.

    For purposes of this discussion, a U.S. person means a person who is for U.S. federal income tax purposes:

  •
  a citizen or resident of the United States;

  •
  a corporation, including any entity treated as a corporation for U.S. federal income tax purposes created or organized under the laws of the United States, any state within the United States, or the District of Columbia;

  •
  an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

  •
  a trust, if its administration is subject to the primary supervision of a U.S. court and one or more U.S. persons have the authority to control all of its substantial decisions, or other trusts considered U.S. persons for U.S. federal income tax purposes.

    THE FOREGOING SUMMARY DOES NOT CONSTITUTE TAX ADVICE, AND, UNDER APPLICABLE U.S. TREASURY REGULATIONS, WE ARE REQUIRED TO INFORM YOU THAT THE INFORMATION CONTAINED HEREIN IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED TO AVOID PENALTIES IMPOSED UNDER THE INTERNAL REVENUE CODE. ACCORDINGLY, YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S. OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Dividends

    If distributions are paid on shares of our common stock, the distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent a distribution exceeds our current and accumulated earnings and profits, it will constitute a return of capital that is applied against and reduces, but not below zero, the adjusted tax basis of your shares in our common stock. Any remainder will constitute gain on the common stock. Dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at the rate of 30% or such lower rate as may be specified by an applicable income tax treaty. If the dividend is effectively connected with the non-U.S. holder's conduct of a trade or business in the United States or, if a tax treaty applies, attributable to a U.S. permanent establishment maintained by such non-U.S. holder, the dividend may not be subject to U.S. federal income tax withholding tax, provided certification requirements are met, as described below, but will be subject to U.S. federal income tax imposed on net income on the same basis that applies to U.S. persons generally. A corporate holder under certain circumstances also may be subject to a branch profits tax equal to 30%, or such lower rate as may be specified by an applicable income tax treaty, of a portion of its effectively connected earnings and profits for the taxable year.

    To claim the benefit of a tax treaty or to claim exemption from withholding because the income is effectively connected with the conduct of a trade or business in the United States, a non-U.S. holder must provide a properly executed IRS Form W-8BEN for treaty benefits or W-8ECI for effectively connected income, or such successor forms as the IRS designates, prior to the payment of dividends. These forms must be periodically updated. Non-U.S. holders may be entitled to a refund of any excess amounts withheld by timely filing an appropriate claim for refund.

Gain on Disposition

    A non-U.S. holder generally will not be subject to U.S. federal income tax, including by way of withholding, on gain recognized on a sale or other disposition of shares of our common stock unless any one of the following is true:

  •
  the gain is effectively connected with the non-U.S. holder's conduct of a trade or business in the United States or, if a tax treaty applies, attributable to a U.S. permanent establishment or a fixed base maintained by such non-U.S. holder;

  •
  the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more in the taxable year of the disposition and certain other requirements are met; or

  •
  our common stock constitutes a United States real property interest by reason of our status as a "United States real property holding corporation," or USRPHC, for U.S. federal income tax purposes at any time during the shorter of (1) the period during which the non-U.S. holder held our common stock or (2) the 5-year period ending on the date such holder disposes of our common stock.

    We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our United States real property interests relative to the fair market value of our other business assets, we cannot assure you that we will not become a USRPHC in the future. As long as our common stock is regularly traded on an established securities market, however, it will not be treated as a United States real property interest, in general, with respect to any non-U.S. holder that holds no more than 5% of such regularly traded common stock. If we are determined to be a USRPHC and the foregoing exception does not apply, a purchaser may be required to withhold 10% of the proceeds payable to a non-U.S. holder from a disposition of our common stock and the non-U.S. holder generally will be taxed on its net gain derived from the disposition at the graduated U.S. federal income tax rates applicable to U.S. persons.

    Unless an applicable treaty provides otherwise, gain described in the first bullet point above will be subject to U.S. federal income tax imposed on net income on the same basis that applies to U.S. persons generally but generally will not be subject to withholding. Corporate holders also may be subject to a branch profits tax on such gain. Gain described in the second bullet point above may be subject to a flat 30% U.S. federal income tax, which may be offset by U.S. source capital losses. Non-U.S. holders should consult any applicable income tax treaties that may provide for different rules.

U.S. Federal Estate Taxes

    Because we are a U.S. corporation, shares of our common stock owned or treated as owned by an individual who at the time of death is a non-U.S. holder are considered U.S situs assets and may be subject to U.S. federal estate tax.

Information Reporting and Backup Withholding

    Under U.S. Treasury regulations, we must report annually to the IRS and to each non-U.S. holder the gross amount of distributions on our common stock paid to such non-U.S. holder and the tax withheld with respect to those distributions. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected dividends or withholding was reduced or eliminated by an applicable tax treaty. Pursuant to an applicable tax treaty, that information may also be made available to the tax authorities in the country in which the non-U.S. holder resides.

    Provided that we, or our paying agents, have not otherwise been notified by the IRS that backup withholding is required, backup withholding generally will not apply to payments of dividends made by us or our paying agents, in their capacities as such, to a non-U.S. holder of our common stock if the holder has provided the required certification that it is not a U.S. person, or if other requirements are met. Dividends paid to a non-U.S. holder who fails to certify status as a non-U.S. person in accordance with the applicable U.S. Treasury regulations generally will be subject to backup withholding at the applicable rate, which is currently 28%. Dividends paid to non-U.S. holders subject to the 30% withholding tax described above under "Dividends," generally will be exempt from backup withholding.

    Payments of the proceeds from a disposition or a redemption effected outside the United States by a non-U.S. holder of our common stock made by or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, information reporting, but not backup withholding, generally will apply to such a payment if the broker has specified types of connections with the U.S. unless the broker has documentary evidence in its records that the beneficial owner is a non-U.S. holder and specified conditions are met or an exemption is otherwise established.

    Payment of the proceeds from a disposition by a non-U.S. holder of common stock made by or through the U.S. office of a broker is generally subject to information reporting and backup withholding unless the non-U.S. holder certifies under penalties of perjury that it is not a U.S. person and satisfies other requirements, or otherwise establishes an exemption from information reporting and backup withholding.

    Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against a non-U.S. holder's U.S. federal income tax liability if required information is furnished to the IRS. Non-U.S. holders should consult their own tax advisors regarding application of backup withholding to them and the availability of, and procedure for obtaining an exemption from, backup withholding.

SHARES ELIGIBLE FOR FUTURE SALE

    Immediately prior to this offering, there was no public market for our common stock. Future sales of significant amounts of our common stock, including shares issued upon exercise of outstanding options or in the public market after this offering, or the anticipation of those sales, could adversely affect public market prices prevailing from time to time and could impair our ability to raise capital through sales of our equity securities. We have applied to have our common stock listed on The NASDAQ Global Market under the symbol "EXTG." We cannot provide any assurances that an active public market for our common stock will develop or be substantial in the future.

    Upon completion of this offering, we will have outstanding             shares of common stock, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options. Of these shares, the shares of common stock to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by our "affiliates," as that term is defined in Rule 144 under the Securities Act. All remaining shares of common stock held by existing stockholders will be "restricted securities" as that term is defined in Rule 144 under the Securities Act. Substantially all of these restricted securities will be subject to the lock-up agreements described below. After the expiration of the lock-up agreements, these restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or 701 under the Securities Act.

Lock-up Agreements

    All of our executive officers and directors and substantially all of our stockholders have agreed that they will not during the 180 day period after the date of this prospectus (subject to extension in certain circumstances) directly or indirectly sell, transfer, dispose of or hedge any shares of our common stock or any of our securities convertible into our common stock without the prior written consent of Thomas Weisel Partners LLC. Certain transfers or dispositions may take place sooner:

  •
  by gift;

  •
  to any trust for the direct or indirect benefit of the transferor or the security holder's immediate family, provided that any such transfer shall not involve a dispute for value;

  •
  by any limited partners, members, trust beneficiaries of stockholders of the security holder, provided that no filing under Section 16(a) of the Exchange Act reporting a reduction in beneficial ownership of shares of common stock, shall be required or made during the 180-day lock-up period;

provided in each case, that the recipient of those shares agrees to be bound by the forgoing restrictions for the duration of the 180 days. The foregoing restrictions do not apply to shares that were acquired in the open market after the date of the underwriting agreement or sold to the underwriters pursuant to an underwriting agreement between us and the underwriters. During the 180 day lock-up period, a 10b5-1 trading plan that complies with Rule 10b5-1 under the Securities Exchange Act of 1934 may be established or amended, so long as there are no sales of our common stock under such plans during the lock-up period.

    We have also agreed that we will not during the 180 day period offer, transfer or dispose of, directly or indirectly, any shares of our common stock, any securities convertible into or exchangeable or exercisable for shares of our common stock or any securities substantially similar to our common stock without the prior written consent of Thomas Weisel Partners LLC. We may, however, continue to grant options and sell shares of common stock pursuant to our equity incentive plan provided that recipients agree to be bound by these restrictions during the 180 day period.

    The 180 day period may be extended if (1) we release earnings or announce material news or a material event relating to our Company during the last 17 days of the lock-up period, or (2) prior to the expiration of the lock-up period, we announce that we will release earnings results during the 15-day period following the last day of the lock-up period. In either case, the lock-up period will be extended for 18 days after the date of the release of the earnings results or the announcement of the material news or material event. To the extent shares of our common stock are released before the expiration of the lock-up period and those shares are sold in the market, the market price of our common stock could decline.

Rule 144

    In general under Rule 144 of the Securities Act, as currently in effect, any person who is not deemed to have been one of our affiliates at any time during the 90 days prior to the proposed sale, and has held their shares for at least six months, may sell shares with no volume limitations, manner of sale provisions or notice requirements, provided that the sale takes place in accordance with the SEC's availability of current public information requirement. Any person who is not deemed to have been one of our affiliates at any time during the 90 days prior to the proposed sale, and has held their shares for at least one year, may sell shares without limitation or restriction.

    A person who has beneficially owned shares of our common stock for at least six months but who is our affiliate at the time of, or at any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three month period only a number of shares that does not exceed the greater of:

  •
  1% of the number of shares of our common stock then outstanding, which will equal approximately              shares immediately after this offering; or

  •
  the average weekly trading volume in our common stock on The NASDAQ Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale;

provided, in each case, that we have been a public reporting company under the Exchange Act for at least 90 days before the sale.

    Sales by affiliates under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us. Upon expiration of the 180-day lock-up period described above, shares of our common stock will be eligible for sale under Rule 144. We cannot estimate the number of shares of common stock that our existing stockholders will elect to sell under Rule 144.

Stock Plans

    As of March 31, 2008, we had outstanding options to purchase 3,753,072 shares of common stock, of which options to purchase 2,387,654 shares of common stock were exercisable as of March 31, 2008. We also had 50,000 shares of restricted stock outstanding as of March 31, 2008. We intend to file registration statements on Form S-8 under the Securities Act to register all of the shares of common stock subject to outstanding options and options and other awards issuable pursuant to our equity plans. The filing will take place after the date of this prospectus and such filing will permit the resale of any such shares owned by non affiliates in the public market without restriction under the Securities Act (but subject to the provisions of the lock-up agreement during the 180 day period).

Rule 701

    In general, under Rule 701 of the Securities Act, any of our employees, consultants or advisors who purchased shares from us in connection with a qualified compensatory stock plan or other written agreement is eligible to resell those shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with the various restrictions, including the holding period, contained in Rule 144. Subject to the 180-day lock-up period described above, approximately              shares of our common stock will be eligible for sale in accordance with Rule 701.

Registration Rights

    Upon the completion of this offering, holders of at least             shares of our common stock will be eligible to exercise certain registration rights under the Securities Act. The shares will become freely tradable upon the effectiveness of any registration statement covering any such shares. See "Description of Common Stock—Registration Rights."

UNDERWRITING

    Subject to the terms and conditions set forth in an underwriting agreement, each of the underwriters named below has severally agreed to purchase from us and the selling stockholders the aggregate number of shares of common stock set forth opposite their respective names below:

Underwriters	Number of Shares
Thomas Weisel Partners LLC
William Blair & Company, L.L.C.
Wachovia Capital Markets, LLC
Pacific Crest Securities LLC
Canaccord Adams Inc.

Total

    Of the                          shares to be purchased by the underwriters,                           shares will be purchased from us and                          will be purchased from the selling stockholders.

    The underwriting agreement provides that the obligations of the several underwriters are subject to various conditions, including approval of legal matters by counsel. The nature of the underwriters' obligations commits them to purchase and pay for all of the shares of common stock listed above if any are purchased.

    The underwriting agreement provides that we and the selling stockholders will indemnify the underwriters against liabilities specified in the underwriting agreement under the Securities Act, or will contribute to payments that the underwriters may be required to make relating to these liabilities.

    Thomas Weisel Partners LLC expects to deliver the shares of common stock to purchasers on or about                          , 2008.

Over-Allotment Option

    We and the selling stockholders have granted a 30-day over-allotment option to the underwriters to purchase up to a total of                           and                           additional shares of our common stock from us and the selling stockholders, respectively, at the initial public offering price, less the underwriting discount payable by us, as set forth on the cover page of this prospectus. If the underwriters exercise this option in whole or in part, then each of the underwriters will be separately committed, subject to the conditions described in the underwriting agreement, to purchase the additional shares of our common stock in proportion to their respective commitments set forth in the table above.

Determination of Offering Price

    Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price will include:

  •
  the valuation multiples of publicly-traded companies that the representatives believe are comparable to us;

  •
  our financial condition and results of operation;

  •
  our history and prospects and the outlook for our industry;

  •
  an assessment of our management, our past and present operations, and the prospects for, and timing of, our future revenues;

  •
  the present state of our development and the progress of our business plan; and

  •
  the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

    We cannot assure you that an active or orderly trading market will develop for our common stock or that our common stock will trade in the public markets subsequent to this offering at or above the initial offering price.

Commissions and Discounts

    The underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus, and at this price less a concession not in excess of $                          per share of common stock to other dealers specified in a master agreement among underwriters who are members of the National Association of Securities Dealers, Inc. The underwriters may allow, and the other dealers specified may reallow, concessions not in excess of $                          per share of common stock to these other dealers. After this offering, the offering price, concessions and other selling terms may be changed by the underwriters. Our common stock is offered subject to receipt and acceptance by the underwriters and to the other conditions, including the right to reject orders in whole or in part.

    The following table summarizes the compensation to be paid to the underwriters by us and the proceeds, before expenses, payable to us and the selling stockholders:

	Per Share	Total Without Exercise of Over-Allotment Option	Total With Full Exercise of Over-Allotment Option
ExactTarget, Inc.	$	$	$
Selling stockholders

Total		$	$

    We estimate that our total expenses of this offering, excluding the underwriting discount, will be approximately $              million.

Indemnification of Underwriters

    We and the selling stockholders will indemnify the underwriters against specified liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of those liabilities.

No Sales of Similar Securities

    The underwriters will require all of our directors and officers and substantially all of the selling stockholders to agree not to offer, sell, agree to sell, directly or indirectly, or otherwise dispose of any shares of common stock or any securities convertible into or exchangeable for shares of common stock except for the shares of common stock offered in this offering without the prior written consent of Thomas Weisel Partners LLC for a period of 180 days after the date of this prospectus. These restrictions do not apply to the establishment of a trading plan pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, provided that no transfers occur under such plan during the lock-up period.

    We have agreed that for a period of 180 days after the date of this prospectus, we will not, without the prior written consent of Thomas Weisel Partners LLC, offer, sell or otherwise dispose of any shares of common stock, except for:

  •
  the shares of common stock offered in this offering;

  •
  the shares of common stock issuable upon exercise or conversion of options, warrants or securities outstanding on the date of this prospectus; and

  •
  grants of options to purchase the shares of our common stock that are reserved for issuance under our equity incentive plans.

    The 180-day restricted periods described above are subject to extension such that, in the event that either (1) during the last 17 days of the 180-day restricted period, we issue an earnings release relating to us or material news or a material event relating to us occurs or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 15-day period beginning on the last day of the 180-day period, the restrictions on offers, pledges, sales, contracts to sell or other dispositions of common stock or securities convertible into or exchangeable or exercisable for shares of our common stock described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of material news or a material event relating to us.

NASDAQ Global Market Listing

    We have applied to list our common stock on The NASDAQ Global Market under the symbol "EXTG."

Short Sales, Stabilizing Transactions and Penalty Bids

    In order to facilitate this offering, persons participating in this offering may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock during and after this offering. Specifically, the underwriters may engage in the following activities in accordance with the rules of the Securities and Exchange Commission.

    Short sales.    Short sales involve the sales by the underwriters of a greater number of shares than they are required to purchase in the offering. Covered short sales are short sales made in an amount not greater than the underwriters' over-allotment option to purchase additional shares from us in this offering. The underwriters may close out any covered short position by either exercising their over-allotment option to purchase shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are any short sales in excess of such over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering.

    Stabilizing transactions.    The underwriters may make bids for or purchases of the shares for the purpose of pegging, fixing or maintaining the price of the shares, so long as stabilizing bids do not exceed a specified maximum.

    Penalty bids.    If the underwriters purchase shares in the open market in a stabilizing transaction or syndicate covering transaction, they may reclaim a selling concession from the underwriters and selling group members who sold those shares as part of this offering. Stabilization and syndicate covering transactions may cause the price of the shares to be higher than it would be in the absence of these transactions. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages presales of the shares.

    The transactions above may occur on The NASDAQ Global Market or otherwise. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of the shares. If these transactions are commenced, they may be discontinued without notice at any time.

    A prospectus in electronic format may be made available on websites or through other online services maintained by one or more of the underwriters or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter, prospective investors may be allowed to place orders online. The underwriters may agree to allocate a specific number of shares to online brokerage account holders. Any such allocation for online distributions will be made by the representative on the same basis as other allocations.

    Other than the prospectus in electronic format, the information on any underwriter's website and any information on any other website maintained by an underwriter is not part of the prospectus in electronic format or the registration statement of which the prospectus in electronic format forms a part, has not been approved and/or endorsed by us or any underwriter or selling stockholder in its capacity as underwriter or selling stockholder and should not be relied upon by investors.

LEGAL MATTERS

    The validity of the shares of common stock being offered hereby and certain other matters are being passed upon for us by Ice Miller LLP, Indianapolis, Indiana. Certain legal matters relating to the offering are being passed upon for the underwriters by Choate, Hall & Stewart LLP, Boston, Massachusetts.

EXPERTS

    The financial statements and schedule of ExactTarget, Inc. as of December 31, 2006 and 2007, and for each of the years in the three year period ended December 31, 2007, have been included herein in reliance upon the report of KPMG LLP, an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2006 and 2007 financial statements reflects a change in accounting for share-based payments and uncertainty in income taxes, respectively.

WHERE YOU CAN FIND MORE INFORMATION

    We have filed with the SEC a registration statement on Form S-1 under the Securities Act, with respect to the shares of common stock being offered by this prospectus. This prospectus does not contain all of the information in the registration statement and its exhibits. For further information with respect to us and the common stock offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

    You can read our SEC filings, including the registration statement, over the Internet at the SEC's website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street NE, Room 1580, Washington, D.C. 20549. You may also obtain copies of these documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

    Upon the closing of this offering, we will be subject to the information reporting requirements of the Exchange Act, and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available for inspection and copying at the public reference room and web site of the SEC referred to above. We also maintain a website at http://www.exacttarget.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not part of this prospectus.

Report of Independent Registered Public Accounting Firm

The Board of Directors
ExactTarget, Inc.:

    We have audited the financial statements of ExactTarget, Inc. (the "Company") as listed in the accompanying index. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ExactTarget, Inc. as of December 31, 2006 and 2007, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

    As discussed in note 1 to the financial statements, the Company adopted the provisions of FASB Statement No. 123(R), Share-Based Payments, effective January 1, 2006 and FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, effective January 1, 2007.

/s/ KPMG LLP

Indianapolis, Indiana
April 3, 2008

EXACTTARGET, INC.

Balance Sheets

December 31, 2006, 2007 and March 31, 2008

	As of December 31,		As of March 31,
	2006	2007	2008	Pro Forma 2008
			(unaudited)
Assets
Cash and cash equivalents	$4,940,293	$4,245,921	$3,414,566	$3,414,566
Accounts receivable, net	6,492,347	11,989,293	13,027,607	13,027,607
Prepaid expenses	748,149	2,109,286	1,972,438	1,972,438
Prepaid barter advertising	532,616	462,238	391,252	391,252
Deferred income taxes	418,909	763,387	763,387	763,387
Income tax receivable	—	463,259	—	—
Other current assets	322,832	534,363	455,511	455,511

Total current assets	13,455,146	20,567,747	20,024,761	20,024,761
Property and equipment, net	5,267,641	9,365,194	11,069,998	11,069,998
Other assets	273,952	202,381	184,524	184,524
Deferred income taxes	3,100,265	2,323,375	2,323,375	2,323,375

Total assets	$22,097,004	$32,458,697	$33,602,658	$33,602,658

Liabilities, Redeemable Convertible Preferred Stock and Stockholders' Equity (Deficit)
Accounts payable	$555,945	$999,646	$1,103,549	$1,103,549
Accrued liabilities	468,677	2,019,990	1,352,720	1,352,720
Accrued compensation and related expenses	1,573,517	3,177,185	2,856,789	2,856,789
Current portion of long-term obligations and other	773,670	618,047	484,803	484,803
Deferred revenue	10,221,787	14,650,822	15,835,275	15,835,275
Deferred compensation	—	288,000	288,000	288,000

Total current liabilities	13,593,596	21,753,690	21,921,136	21,921,136
Deferred compensation	288,000	—	—	—
Long-term obligations and other, less current portion	872,968	447,391	349,704	349,704
Long-term portion of accrued straight-line rent	189,875	149,489	122,201	122,201

Total liabilities	14,944,439	22,350,570	22,393,041	22,393,041
Redeemable convertible preferred stock
Series C redeemable convertible preferred stock, at redemption value $.001 par value; 5,865,922 shares authorized, issued, and outstanding at December 31, 2006, 2007 and March 31, 2008	11,535,616	11,760,000	11,760,000	—
Stockholders' equity (deficit)(1)
Common stock, $.001 par value. Authorized 25,000,000 shares; issued and outstanding 5,711,090, 5,119,509 and 5,136,185 shares at December 31, 2006, 2007 and March 31, 2008, respectively	5,711	5,119	5,136	17,910
Additional paid in capital	—	—	224,179	21,087,808
Preferred stock, at respective issuance date fair value. Authorized 7,497,340 shares, issued and outstanding 5,550,734, 6,204,438 and 6,204,438 shares at December 31, 2006, 2007 and March 31, 2008, respectively	6,413,935	9,116,403	9,116,403	—
Note receivable for purchase of common stock	(240,000)	(240,000)	(240,000)	(240,000)
Accumulated deficit	(10,562,697)	(10,533,395)	(9,656,101)	(9,656,101)

Total stockholders' equity (deficit)	(4,383,051)	(1,651,873)	(550,383)	11,209,617

Total liabilities, redeemable convertible preferred stock and stockholders' equity (deficit)	$22,097,004	$32,458,697	$33,602,658	$33,602,658

(1)
Pro forma amounts give effect to the automatic conversion of all outstanding shares of our preferred stock into shares of our common stock upon the closing of this offering, including the conversion of accrued but unpaid dividends on our Series C Preferred Stock, but excluding shares of common stock issuable upon conversion of unpaid dividends on our Series A and Series B preferred stock ($286,000 (unaudited) and $115,000 (unaudited), respectively) at the initial public offering price.

See accompanying Notes to Financial Statements.

EXACTTARGET, INC.

Statements of Operations

Years ended December 31, 2005, 2006 and 2007 and three months ended March 31, 2007 and 2008

	Year Ended December 31,			Three Months Ended March 31,
	2005	2006	2007	2007	2008
				(unaudited)
Revenues	$19,733,878	$31,175,449	$48,004,583	$10,077,425	$15,695,052
Cost of revenues	4,631,942	7,828,275	11,875,582	2,425,840	4,077,267

Gross profit	15,101,936	23,347,174	36,129,001	7,651,585	11,617,785
Operating expenses:
Sales and marketing	10,517,954	13,149,772	19,990,719	3,800,997	6,116,578
Development	3,924,303	5,041,262	8,474,379	1,658,795	2,376,812
General and administrative	2,093,401	2,414,662	3,661,500	721,954	1,632,019

Total operating expenses	16,535,658	20,605,696	32,126,598	6,181,746	10,125,409

Operating income (loss)	(1,433,722)	2,741,478	4,002,403	1,469,839	1,492,376
Other income (expense), net	(24,218)	453,087	150,940	28,290	28,161

Income (loss) before taxes	(1,457,940)	3,194,565	4,153,343	1,498,129	1,520,537
Income tax expense (benefit)	—	(3,284,567)	1,691,156	627,716	643,243

Net income (loss)	(1,457,940)	6,479,132	2,462,187	870,413	877,294
Adjustment for redemption of preferred stock	—	(723,768)	(87,652)	(87,652)	—
Accretion of redeemable convertible preferred stock	(420,000)	(420,000)	(224,384)	(105,000)	—

Net income (loss) available to common stockholders	$(1,877,940)	$5,335,364	$2,150,151	$677,761	$877,294

Net income (loss) per common share:
Basic	$(0.30)	$0.83	$0.42	$0.13	$0.17
Diluted	$(0.30)	$0.30	$0.12	$0.04	$0.04
Weighted average number of common shares outstanding—basic	6,341,648	6,439,581	5,163,372	5,341,955	5,122,907
Weighted average number of common shares outstanding—diluted	6,341,648	19,305,431	20,169,357	19,671,748	20,244,495
Pro Forma (unaudited)(1)
Net income per common share:
Basic	—	—	$0.13	—	$0.05
Diluted	—	—	$0.12	—	$0.04
Weighted average number of common shares outstanding—basic	—	—	17,891,077	—	17,897,178
Weighted average number of common shares outstanding—diluted	—	—	20,169,357	—	20,244,495

(1)
Pro forma to give effect to the automatic conversion of all outstanding shares of our preferred stock into shares of our common stock upon the closing of this offering, including the conversion of accrued but unpaid dividends on our Series C preferred stock, but excluding shares of common stock issuable upon conversion of unpaid dividends on our Series A and Series B preferred stock ($286,000 (unaudited) and $115,000 (unaudited), respectively) at the initial public offering price.

See accompanying Notes to Financial Statements.

EXACTTARGET, INC.

Statements of Redeemable Convertible Preferred Stock and Stockholders' Equity (Deficit)

Years ended December 31, 2005, 2006 and 2007 and the three months ended March 31, 2008

	Series C redeemable convertible preferred stock				Series A convertible preferred stock		Series B convertible preferred stock		Series D convertible preferred stock
			Common stock
											Additional Paid-in capital	Accumulated deficit	Note receivable
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount					Total
Stockholders' equity (deficit) at December 31, 2004	5,865,922	$10,695,616	6,325,332	$6,325	3,462,500	$1,038,750	1,034,840	$437,841	—	$—	$—	$(10,285,100)		$(240,000)	$(9,042,184)
Net loss	—	—	—	—	—	—	—	—	—	—	—	(1,457,940)		—	(1,457,940)
Exercise of employee stock options	—	—	25,375	25	—	—	—	—	—	—	9,442	—		—	9,467
Accrued dividends on preferred stock	—	420,000	—	—	—	—	—	—	—	—	(9,442)	(410,558)		—	(420,000)

Stockholders' equity (deficit) at December 31, 2005	5,865,922	$11,115,616	6,350,707	$6,350	3,462,500	$1,038,750	1,034,840	$437,841	—	$—	$—	$(12,153,598)	$	.(240,000)	$(10,910,657)
Net income	—	—	—	—	—	—	—	—	—	—	—	6,479,132		—	6,479,132
Tax benefit of stock compensation	—	—	—	—	—	—	—	—	—	—	183,741	—		—	183,741
Issuance of Series D preferred stock	—	—	—	—	—	—	—	—	1,250,000	5,000,000	—	—		—	5,000,000
Purchase and retirement of stock	—	—	(1,053,394)	(1,053)	(166,759)	(50,028)	(29,847)	(12,628)	—	—	(48,060)	(4,888,231)		—	(5,000,000)
Exercise of employee stock options	—	—	413,777	414	—	—	—	—	—	—	171,056	—		—	171,470
Amortization of stock options	—	—	—	—	—	—	—	—	—	—	113,263	—		—	113,263
Accrued dividends on preferred stock	—	420,000	—	—	—	—	—	—	—	—	(420,000)	—		—	(420,000)

Stockholders' equity (deficit) at December 31, 2006	5,865,922	$11,535,616	5,711,090	$5,711	3,295,741	$988,722	1,004,993	$425,213	1,250,000	$5,000,000	$—	$(10,562,697)		$(240,000)	$(4,383,051)
Net income	—	—	—	—	—	—	—	—	—	—	—	2,462,187		—	2,462,187
Tax benefit of stock compensation	—	—	—	—	—	—	—	—	—	—	98,629	—		—	98,629
Issuance Series D preferred stock	—	—	—	—	—	—	—	—	677,500	2,710,000	—	—		—	2,710,000
Purchase and retirement of stock	—	—	(653,704)	(654)	(20,604)	(6,181)	(3,192)	(1,351)	—	—	(493,313)	(2,208,501)		—	(2,710,000)
Exercise of employee stock options	—	—	62,123	62	—	—	—	—	—	—	45,470	—		—	45,532
Amortization of stock options	—	—	—	—	—	—	—	—	—	—	349,214	—		—	349,214
Accrued dividends on preferred stock	—	224,384	—	—	—	—	—	—	—	—	—	(224,384)		—	(224,384)

Stockholders' equity (deficit) at December 31, 2007	5,865,922	$11,760,000	5,119,509	$5,119	3,275,137	$982,541	1,001,801	$423,862	1,927,500	$7,710,000	$—	$(10,533,395)		$(240,000)	$(1,651,873)
Net income (unaudited)	—	—	—	—	—	—	—	—	—	—	—	877,294		—	877,294
Tax benefit of stock compensation (unaudited)	—	—	—	—	—	—	—	—	—	—	45,454	—		—	45,454
Exercise of employee stock options (unaudited)	—	—	16,676	17	—	—	—	—	—	—	20,013	—		—	20,030
Amortization of stock options (unaudited)	—	—	—	—	—	—	—	—	—	—	158,712	—		—	158,712

Stockholders' equity (deficit) at March 31, 2008 (unaudited)	5,865,922	$11,760,000	5,136,185	$5,136	3,275,137	$982,541	1,001,801	$423,862	1,927,500	$7,710,000	$224,179	$(9,656,101)		$(240,000)	$(550,383)

See accompanying Notes to Financial Statements.

EXACTTARGET, INC.

Statements of Cash Flows

Years ended December 31, 2005, 2006 and 2007 and the three months ended March 31, 2007 and 2008

	December 31,			Three Months Ended March 31,
	2005	2006	2007	2007	2008
				(unaudited)
Cash flows from operating activities:
Net income (loss)	$(1,457,940)	$6,479,132	$2,462,187	$870,413	$877,294
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization of property and equipment	924,307	1,929,473	2,675,925	586,456	880,516
Stock-based compensation	—	113,263	349,214	51,565	158,712
Excess tax benefit from stock-based compensation arrangements	—	(183,741)	(419,913)	(128,532)	(45,454)
Deferred tax expense (benefit)	—	(3,519,174)	432,413	300,919	—
Changes in operating assets and liabilities:
Accounts receivable, net	(1,682,714)	(2,085,399)	(5,496,946)	(1,029,981)	(1,038,314)
Income tax receivable and payable	—	—	(364,630)	275,785	622,833
Prepaid expenses and other assets	(364,383)	(549,625)	(1,501,097)	(215,276)	233,557
Prepaid barter advertising	(63,586)	176,360	70,378	48,881	70,986
Accounts payable and accrued liabilities	824,194	(594,024)	1,336,412	184,882	(93,309)
Deferred revenue	2,815,467	2,978,265	4,487,590	1,001,751	1,134,955
Accrued compensation and related expenses	254,048	649,521	1,603,668	(186,306)	(320,396)

Cash provided by operating activities	1,249,393	5,394,051	5,635,201	1,760,557	2,481,380

Cash flows from investing activities:
Purchases of property and equipment	(2,547,529)	(3,818,612)	(6,186,850)	(433,594)	(3,199,259)
Proceeds from sale of property and equipment	—	—	165,000	—	—
Sales of short-term investments	900,000	—	—	—	—

Cash used in investing activities	(1,647,529)	(3,818,612)	(6,021,850)	(433,594)	(3,199,259)

Cash flows from financing activities:
Proceeds from notes payable	1,700,000	—	—	—	—
Repayments on capital leases and notes payable	(414,790)	(832,152)	(773,168)	(211,708)	(178,960)
Proceeds from issuance of stock and option exercises	9,467	5,171,470	2,755,532	2,721,360	20,030
Non-refundable deposit	500,000	—	—	—	—
Repurchase and retirement of stock	—	(5,000,000)	(2,710,000)	(2,710,000)	—
Excess tax benefit from stock-based compensation arrangements	—	183,741	419,913	128,532	45,454

Cash provided by (used in) financing activities	1,794,677	(476,941)	(307,723)	(71,816)	(113,476)

Increase (decrease) in cash and cash equivalents	1,396,541	1,098,498	(694,372)	1,255,147	(831,355)
Cash and cash equivalents, beginning of the period	2,445,254	3,841,795	4,940,293	4,940,293	4,245,921

Cash and cash equivalents, end of the period	$3,841,795	$4,940,293	$4,245,921	$6,195,440	$3,414,566

Supplemental disclosures:
Cash paid for interest	$101,128	$188,426	$100,480	27,620	4,276
Cash paid for income taxes	$—	$—	$1,600,638	165,991	20,413
Supplemental disclosure of noncash investing activities:
Payables for construction in progress	$—	$—	$686,466	$—	$—
Capital lease obligations entered into for property and equipment	$95,978	$51,629	$67,526	$—	$72,527

See accompanying Notes to Financial Statements.

EXACTTARGET, INC.

Notes to Financial Statements

December 31, 2005, 2006, 2007 and March 31, 2008 (unaudited)

(1)    Summary of Significant Accounting Policies

  (a)    Description of Business

    The Company was organized on December 15, 2000 as ExactTarget, LLC, an Indiana limited liability company. On July 14, 2004, ExactTarget, LLC merged into ExactTarget, Inc., a Delaware corporation. The outstanding shares and rights to acquire membership interests of ExactTarget, LLC were exchanged on a one-for-one basis for shares and stock options of ExactTarget, Inc. with the same rights and privileges.

    ExactTarget, Inc. (ExactTarget or the Company), headquartered in Indianapolis, Indiana, is a leading provider of on-demand email marketing software solutions to organizations of all sizes.

  (b)    Unaudited Interim Financial

    The accompanying balance sheet as of March 31, 2008 the statements of operations and cash flows for the three months ended March 31, 2007 and 2008, and the statement of redeemable convertible preferred stock and stockholders' equity (deficit) for the three months ended March 31, 2008 are unaudited. In the opinion of management, such information includes all adjustments consisting of normal recurring adjustments necessary for a fair presentation of this interim information when read in conjunction with the audited financial statements and notes hereto. Results for the three months ended March 31, 2008 are not necessarily indicative of the results that may be expected for the year ending December 31, 2008.

  (c)    Reclassifications

    Certain prior year items have been reclassified to conform to the 2007 presentation.

  (d)    Cash and Cash Equivalents

    The Company classifies highly liquid investments with original maturities of three months or less as cash equivalents. Cash and cash equivalents, which include cash in bank accounts, money market accounts, and bank certificates of deposit, are recorded at cost, which approximates fair value.

  (e)    Segments

    The Company manages its operations as a single segment for purposes of assessing performance and making operating decisions. Revenue is generated predominately in the United States and all significant assets are held in the United States.

  (f)    Revenue Recognition

    The Company derives revenue from subscriptions for its on-demand software. Revenue is generated under sales agreements with multiple elements, which are comprised of subscriptions that include access to the on-demand software, contracted message volume and optimization services. Subscription agreements are typically one year in duration. A specified maximum level of emails is included in each subscription arrangement. The Company receives messaging fees for incremental customer emails sent above the level specified in the subscription arrangement. Arrangements with customers do not provide the customer with the right to take possession of the software supporting the on-demand application service at any time.

    Because the Company provides its solution as a service, for any revenues to be recognized, all of the following criteria must be met:

  •
  Persuasive evidence of an arrangement exists;

  •
  The fee is fixed or determinable;

  •
  Collection is probable; and

  •
  Service has been provided.

    The Company follows the provisions of the Securities and Exchange Commission Staff Accounting Bulletin No. 104, "Revenue Recognition" and the provisions of the Financial Accounting Standards Board Emerging Issues Task Force (EITF) Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables," (EITF No. 00-21). In applying the provisions of EITF No. 00-21, the Company has determined that it does not have objective and reliable evidence of fair value for each undelivered element of its sales agreements that contain a subscription fee for access to its on-demand software, contracted message volume and optimization services. As a result, the elements within the Company's multiple-element sales agreements do not qualify for treatment as separate units of accounting. Accordingly, the Company accounts for fees received under multiple-element arrangements as a single unit of accounting and recognizes the entire arrangement ratably over the term of the related agreement, commencing upon the later of the agreement start date or when all revenue recognition criteria have been met.

    For messaging above the level specified in the subscription arrangement, revenue is recognized in the period the email is sent if collection is considered to be probable.

    Sales tax collected from customers and remitted to governmental authorities are accounted for on a net basis and therefore are not included in revenues and cost of revenues in the statement of operations.

  (g)    Deferred Revenue

    Deferred revenue consists of billings or payments in advance of revenue recognition and is recorded to revenue as the revenue recognition criteria described above are met. Amounts are recorded as deferred revenue and accounts receivable when the Company has a legal right to enforce payment. The Company generally invoices its customers annually or in periodic installments. Deferred revenue that will be recognized during the succeeding 12-month period is recorded as current deferred revenue, and the remaining portion is recorded as long-term obligations and other.

  (h)    Accounts Receivable

    Accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in existing accounts receivable based on a detailed monthly analysis. In estimating the allowance for doubtful accounts, the Company considers the age of the receivable, creditworthiness of the customer, and general economic conditions, as well as other factors. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company also establishes an allowance for future credits, which is determined based on historical credit activity related to billing discrepancies, etc. The combined allowance for doubtful accounts and future credits was $540,468 and $520,238 at December 31, 2006 and 2007, respectively. Write-off's against the allowance for the years ended December 31, 2006 and 2007 approximated $125,663 and $239,762, respectively. The Company does not have any off-balance-sheet credit exposure related to its customers.

  (i)    Barter Contracts

    Barter contracts provide use of the Company's product in exchange for services, most of which are advertising related. Barter revenue, which is based on the fair value of the services received, is recorded over the contract period (typically one year). Barter advertising expense is recorded when advertising service is rendered by the unrelated entity, and is reflected in the financial statements in marketing expense. Deferred barter revenue is included in the accompanying balance sheets as deferred revenue. Prepaid barter advertising is recorded as an asset in the balance sheet until such services are rendered.

  (j)    Use of Estimates

    The preparation of financial statements requires management of the Company to make a number of estimates and assumptions related to the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Significant items subject to such estimates and assumptions include the allowance for doubtful accounts receivable, allowance for future credits, the valuation allowance for deferred tax assets and the valuation of share-based payments. Actual results could differ from these estimates.

  (k)    Property and Equipment

    Property and equipment are stated at cost. Property and equipment under capital leases are stated at the lesser of the present value of minimum lease payments or the fair value of the asset.

    Depreciation on property and equipment is calculated on the straight-line method over the estimated useful lives of the assets, generally two to seven years. Property and equipment held under capital leases and leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or estimated useful life of the asset.

  (l)    Impairment of Long-Lived Assets

    In accordance with Statement of Financial Accounting Standards (SFAS) No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," long-lived assets, such as property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of by sale would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value, less costs to sell, and no longer depreciated. The assets and liabilities of a disposal group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

  (m)    Advertising

    The Company expenses all advertising costs as incurred. Total advertising expense for the years ended December 31, 2005, 2006, and 2007 was $1,468,033, $1,463,210, and $1,214,497, respectively, and $266,928 (unaudited) for the three months ended March 31, 2008, of which barter advertising was $1,290,119, $1,293,254, and $1,110,182, respectively and $235,822 (unaudited) for the three months ended March 31, 2008.

  (n)    Income Taxes

    Prior to July 14, 2004, ExactTarget was organized as a limited liability company. Accordingly, the allocable share of taxable income or loss was includable in the tax returns of the members and income taxes were not reflected in the Company's financial statements. Following the merger (note 1(a)), ExactTarget became a C corporation and is subject to U.S. Federal and certain state and local income taxes. In connection with the conversion of the LLC interests to C Corporation shares, LLC members exchanged their interests for cash and shares of the new corporation. The exchange of cash produced a taxable gain to the original LLC members, which produced a corresponding increase in the tax basis of the Company's assets. This resulted in intangible tax assets that are amortizable over 15 years for tax purposes (see note 4).

    Subsequent to the merger and change to C corporation status, income taxes are accounted for under the asset and liability method, in accordance with SFAS No. 109, "Accounting for Income Taxes." The Company recognizes deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

    Beginning with the adoption of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48") as of January 1, 2007, the Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. Prior to the adoption of FIN 48, the Company recognized the effect of income tax positions only if such positions were probable of being sustained.

    Upon adoption of FIN 48, the Company adopted an accounting policy to classify interest and penalties on unrecognized tax benefits as income tax expense. For the years prior to the adoption of FIN 48, the Company did not incur interest or penalties on unrecognized tax benefits and, therefore, had no established accounting policy. The adoption of FIN 48 did not have a material effect on the Company's consolidated financial position results, results of operations or cash flows.

    In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that all or some portion of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of the deferred tax assets (including the impact of available carry-back and carry-forward periods) and projected future income in making this assessment.

  (o)    Equity Incentive Plan

    Effective January 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123(R), "Share-Based Payment" ("SFAS 123(R)") using the prospective transition method. Under the prospective transition method, the Company applies the provisions of SFAS 123(R) only to new awards granted, and to awards modified, repurchased or cancelled, after the adoption date. Commencing in 2006, compensation cost is based on the grant date fair value of stock option awards granted or modified after January 1, 2006 estimated in accordance with the provisions of SFAS 123(R). The Company recognizes the fair value of its stock option awards as compensation expense on a straight-line basis over the requisite service period of each award, generally four years.

    SFAS 123(R) also requires the Company to estimate forfeitures at the time of grant and to revise those estimates in subsequent periods if actual forfeitures differ from those estimates. The Company uses historical data to estimate pre-vesting option forfeitures and records stock-based compensation expense only for those awards that are expected to vest. If the Company's actual forfeiture rate is materially different from its estimate, the stock-based compensation expense could be significantly different from what the Company has recorded in the current period.

    Prior to the adoption of SFAS 123(R), the Company accounted for options granted to employees and directors using the intrinsic-value-based method in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," ("APB 25") and had adopted the disclosure only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," ("SFAS 123") and SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure" ("SFAS 148"), which allowed companies to apply the existing accounting rules under APB 25 and related Interpretations. As the exercise price of options granted under the Company's plans was equal to or greater than the market price of the underlying common stock on the grant date, no stock-based employee compensation cost was recognized in the Company's net loss for periods prior to the adoption of SFAS 123(R). As required by SFAS 148 prior to the adoption of SFAS 123(R), the Company provided pro forma net loss disclosures for stock-based awards, as if the fair-value-based method defined in SFAS 123 had been applied. See Note 7 for further information regarding stock based compensation.

  (p)    Accrued Straight-line Rent

    In accordance with SFAS No. 13, "Accounting for Leases," as amended by SFAS No. 29, "Determining Contingent Rentals," and FASB Technical Bulletin 85-3, "Accounting for Operating Leases with Scheduled Rent Increases," the Company recognizes rental expense for minimum lease payments from operating leases on a straight-line basis. The current portion of accrued straight-line rent, which is included in accounts payable and accrued liabilities, and the noncurrent portion, reported in long-term liabilities on the balance sheet, totaled $239,708, $199,321 and $122,201 (unaudited) at December 31, 2006, 2007, and March 31, 2008 respectively.

  (q)    Net Income per Common Share

    Basic net income per common share is computed by dividing net income available for common stockholders by the weighted average number of common shares outstanding for the period in accordance with SFAS No. 128, "Earnings per Share". Diluted net income per common share is computed by dividing the sum of net income available for common stockholders by the sum of the weighted average number of common shares outstanding and any dilutive potential common equivalents for the period.

    The following table reconciles the components of basic and diluted net income per common share:

	Year Ended December 31,			Three Months Ended March 31,
	2005	2006	2007	2007	2008
				(unaudited)
Basic net income (loss) available to common stockholders	$(1,877,940)	$5,335,364	$2,150,151	$677,761	$877,294
Preferred stock dividends on assumed conversion	—	420,000	224,384	105,000	—

Diluted net income (loss) available for common stockholders	$(1,877,940)	$5,755,364	$2,374,535	$782,761	$877,294

Weighted-average number of common shares outstanding—basic	6,341,648	6,439,581	5,163,372	5,341,955	5,122,907
Effect of assumed exercise of dilutive stock options	—	2,242,720	2,278,280	1,893,550	2,347,318
Effect of assumed conversion of convertible preferred stock(1)	—	10,623,130	12,727,705	12,436,273	12,774,270

Weighted-average number of common shares outstanding—diluted	6,341,648	19,305,431	20,169,357	19,671,778	20,244,495

Pro Forma (unaudited)(2)
Basic and dilutive net income per common stockholders	—	—	$2,374,535	—	$877,294
Weighted average number of common shares outstanding—basic	—	—	17,891,077	—	17,897,177
Effect of assumed exercise of dilutive stock options	—	—	2,278,280	—	2,347,318

Weighted average number of common shares outstanding—diluted	—	—	20,169,357	—	20,244,495

(1)
Excludes the impact of the Series A and Series B preferred stock partially redeemed in conjunction with the issuance of Series D preferred stock as their effect was anti-dilutive.

(2)
Pro forma to give effect to the automatic conversion of all outstanding shares of our preferred stock into shares of our common stock upon the closing of this offering, including the conversion of accrued but unpaid dividends on our Series C preferred stock, but excluding shares of common stock issuable upon conversion of unpaid dividends on our Series A and Series B preferred stock ($286,000 (unaudited) and $115,000 (unaudited), respectively) at the initial public offering price.

  (r)    Fair Value of Financial Instruments

    SFAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS 157 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes the following three levels of inputs that may be used to measure fair value:

  •
  Level 1—Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

  •
  Level 2—Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

  •
  Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

    The carrying value of the Company's financial instruments, including cash and cash equivalents, accounts receivable, and accounts payable approximate fair value as of December 31, 2006, 2007 and March 31, 2008 due to the short term duration of these instruments. The carrying value of debt is considered to approximate fair-value considering the short term duration and variable rate structures.

  (s)    Pro Forma Stockholders' Equity (unaudited)

    On December 12, 2007, the Company's board of directors approved the filing of a Registration Statement with the Securities and Exchange Commission to permit the Company to proceed with an initial public offering of its common stock. On December 14, 2007, the Company filed a Registration Statement on Form S-1. Upon consummation of this offering, all of the outstanding shares of Series A, B, C and D convertible preferred stock automatically convert to common stock. The March 31, 2008 unaudited pro forma stockholders' equity, disclosed in the accompanying balance sheets, has been prepared assuming the conversion of the Series A, B, C and D convertible preferred stock outstanding as of March 31, 2008 into 12,774,270 shares of common stock, which includes the conversion of the accrued but unpaid dividends on Series C preferred stock totaling $1,260,000, payable in shares of stock at $1.79 per share. The unaudited pro forma shareholders' equity excludes the shares of common stock issuable upon conversion of unpaid dividends on our Series A and Series B preferred stock ($286,000 (unaudited) and $115,000 (unaudited), respectively) at the initial public offering price.

  (t)    Recent Accounting Pronouncements

    In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and enhances fair value measurement disclosure, but does not change existing guidance as to whether or not an instrument is carried at fair value. In February 2008, the FASB issued FASB Staff Position ("FSP")

157-1, "Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13" ("FSP 157-1") and FSP 157-2, "Effective Date of FASB Statement No. 157" ("FSP 157-2"). FSP 157-1 amends SFAS No. 157 to remove certain leasing transactions from its scope. FSP 157-2 delays the effective date of SFAS No. 157 for all non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until the beginning of the first quarter of fiscal 2010. The measurement and disclosure requirements related to financial assets and financial liabilities are effective for the Company beginning in the first quarter of fiscal 2008. The adoption of SFAS No. 157 for financial assets and financial liabilities did not have a significant impact on the Company's financial statements. However, the resulting fair values calculated under SFAS No. 157 after adoption may be different from the fair values that would have been calculated under previous guidance. The Company is currently evaluating the impact that SFAS No. 157 will have on the Company's financial statements when it is applied to non-financial assets and non-financial liabilities beginning in the first quarter of 2009.

    In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"). SFAS 159 provides companies with an option to report selected financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings at each subsequent reporting date. SFAS 159 is effective for fiscal years beginning after November 15, 2007, the year beginning January 1, 2008 for the Company. The Company did not elect to begin reporting any financial assets or liabilities at fair value upon adoption of SFAS 159, nor does the Company currently anticipate that the adoption of SFAS 159 will materially impact the Company going forward.

    In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations" ("SFAS 141R"). SFAS 141R, which is broader in scope than SFAS 141, applies to all transactions or other events in which an entity obtains control of one or more businesses, and requires that the acquisition method be used for such transactions or events. SFAS 141R, with limited exceptions, will require an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date. This will result in acquisition related costs and anticipated restructuring costs related to the acquisition being recognized separately from the business combination. This statement is effective as of the beginning of an entity's first fiscal year beginning after December 15, 2008. The impact of SFAS 141R on the Company will be dependent upon the extent to which we have transactions or events occur that are within its scope.

    In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements—an amendment of Accounting Research Bulletin No. 51" ("SFAS 160"). SFAS 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent's ownership interest and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS 160 is effective as of the beginning of an entity's fiscal year that begins after December 15, 2008, and will be adopted by the Company in the first quarter of fiscal 2009. The Company is currently evaluating the potential impact, if any, of the adoption of SFAS 160 on its results of operations and financial condition.

(2)    Property and Equipment

    Property and equipment, including assets held under capital leases, are summarized as follows at December 31, 2006, 2007 and March 31, 2008. Construction in progress represents costs associated with a new data center and financial accounting system not yet placed in service as of December 31, 2007.

		As of December 31,		As of March 31,
	Estimated Useful Life (in years)
		2006	2007	2008
				(unaudited)
Furniture and equipment	2-7	$6,489,269	$8,669,296	$12,038,051
Software	5	1,602,056	2,990,167	4,449,545
Leasehold improvements	Shorter of lease term or estimated useful life	317,382	547,273	596,823
Construction in progress		—	2,292,364	—

		8,408,707	14,499,100	17,084,419
Less accumulated depreciation and amortization		(3,141,066)	(5,133,906)	(6,014,421)

		$5,267,641	$9,365,194	$11,069,998

    Depreciation and amortization expense totaled $924,307, $1,929,473, and $2,675,925 for 2005, 2006, and 2007, respectively, and $586,456 (unaudited) and $880,516 (unaudited) for the three months ended March 31, 2007 and 2008, respectively.

    Property and equipment includes assets under capital leases in the amount of $454,249 and $117,241 at December 31, 2006 and 2007, respectively, and $189,768 (unaudited) at March 31, 2008. Accumulated amortization on these assets, which is included in accumulated depreciation and amortization, was $335,647 and $40,682 at December 31, 2006 and 2007, respectively, and $54,177 (unaudited) at March 31, 2008.

(3)    Long-Term Obligations and Other

  (a)    Notes Payable

    In October 2004, the Company borrowed $300,000 under a note payable collateralized by the underlying equipment purchased with the note proceeds. The note bears interest at 4.75% and is payable in 39 monthly installments, the first three of which are interest only. The remaining 36 installments are in the amount of $9,177. The amount outstanding under the note at December 31, 2006 and 2007 was $114,978 and $7,986, respectively, and was repaid as of March 31, 2008.

    In December 2005, the Company obtained a $1.7 million bank term loan that is collateralized by the underlying equipment financed and a blanket lien on all Company assets. The loan is a variable rate loan that bears interest of prime plus one percent (8.25% at December 31, 2007) and is payable in 36 monthly installments. Under the terms of the agreement, the Company must maintain a quick ratio of 1.25 to 1 and has minimum net worth requirements. As of December 31, 2007, the Company was in compliance with all of its debt covenants. The 36 monthly installments include a constant principal payment of $47,222 plus the monthly interest amount. The amount outstanding under the note at December 31, 2006 and 2007 was $1,133,336 and $566,648, respectively, and $424,982 (unaudited) at March 31, 2008.

EXACTTARGET, INC.

Notes to Financial Statements (Continued)

December 31, 2005, 2006, 2007 and March 31, 2008 (unaudited)

    In March 2008, the Company obtained a short-term revolving line of credit in the amount of $5.0 million. The Company repaid its 2005 term loan in April 2008 using a portion of the proceeds of this revolver, with the remaining proceeds to be used to fund the working capital needs of the Company. The revolver matures on March 31, 2009. The revolver bears interest at a floating rate equal to the Prime Rate. Borrowings under the revolver are secured primarily by the Company's accounts receivable, cash and cash equivalents.

    As of December 31, 2007 and March 31, 2008, the Company has $574,634 and $424,982 (unaudited), of principal repayments for the two notes payable remaining, which will be paid in full in the second quarter of 2008.

  (b)    Lease Agreements

    The Company is obligated under capital leases covering certain property and equipment that expire at various dates during the next three years. The Company also has noncancelable operating leases, primarily for office space and office equipment. Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) and capital leases as of December 31, 2007 are as follows:

	Capital Leases	Operating Leases
2008	$43,413	$897,663
2009	27,530	891,927
2010	13,765	867,796
2011	—	875,516
2012	—	875,516
Thereafter	—	510,718

Total minimum lease payments	84,708	$4,919,136

Less amounts representing interest at 2%	(6,374)

Present value of minimum lease payments	78,334
Less current portion	(38,967)

Noncurrent portion	$39,367

    Rent expense was approximately $290,620, $492,191, and $717,316 for the years ended December 31, 2005, 2006, and 2007 respectively, and was $148,891 (unaudited) and $205,350 (unaudited) for the three months ended March 31, 2007 and 2008, respectively.

  (c)    Hosting Services Agreements

    The Company has agreements with vendors to provide specialized space and related services from which the Company hosts its software applications and to provide internet content delivery services. As of December 31, 2007, the agreements require future minimum payments of $624,850, $438,150 and $27,750 in 2008, 2009 and 2010, respectively.

  (d)    Software Licensing Agreements

    The Company has a volume pricing licensing agreement with a vendor for certain software product licenses. As of December 31, 2007, the agreement requires annual minimum usage payments of $143,252 in both 2008 and 2009.

  (e)    Deferred Revenue

    Deferred Revenue that will not be recognized during the succeeding 12 month period is recorded as long-term obligations and other, and totaled $56,217 and $114,772 at December 31, 2006 and 2007, respectively, and $65,274 (unaudited) at March 31, 2008.

  (f)    Indemnification Obligations

    As part of its standard agreement with clients, the Company agrees to indemnify clients for losses incurred by the client in connection with claims that the Company's services infringe the intellectual property rights of third parties. The Company typically provides for limitations of liability on any other indemnification obligations negotiated by individual clients. Based on historical information and other available information as of December 31, 2007 and March 31, 2008, the Company does not expect it will incur any significant liabilities under these indemnification agreements.

(4)    Income Taxes

    Income tax expense (benefit) attributable to income from continuing operations consists of the following:

	Current	Deferred	Total
Year ended December 31, 2006
Federal	$225,418	$(2,534,656)	$(2,309,238)
State and local	9,189	(984,518)	(975,329)

	$234,607	$(3,519,174)	$(3,284,567)

Year ended December 31, 2007
Federal	$1,178,176	$130,455	$1,308,631
State and local	80,567	301,958	382,525

	$1,258,743	$432,413	$1,691,156

    The difference between actual income taxes and expected federal income taxes using a statutory rate of 34% was as follows:

	Year Ended December 31,
	2005	2006	2007
Federal income tax at 34%	$(498,000)	$1,086,152	$1,412,137
Change in valuation allowance	564,000	(3,661,701)	—
Adjustment to deferred tax assets for rate change	—	—	(110,240)
State income tax, net of federal benefit	—	(643,717)	351,107
Other	(66,000)	(65,301)	38,152

	$—	$(3,284,567)	$1,691,156

    The Company's income taxes payable have been reduced by the tax benefits from employee stock options. The Company receives an income tax benefit calculated as the difference between the fair market value of the Company's stock at the time of exercise and the option price, tax effected. The net tax benefit from employee stock option transactions were $183,741 and $419,913 in 2006 and 2007, respectively.

    The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

	December 31,
	2006	2007
Deferred tax assets attributable to:
Net operating loss carryforward	$273,569	$—
Alternative minimum tax and state tax credits	616,177	293,645
Intangible assets for tax purposes	2,153,847	2,057,971
Accrued liability	40,821	55,823
Deferred compensation	142,200	153,504
Stock compensation	44,635	189,616
Allowance for bad debts	213,485	213,359
Deferred revenue	22,206	47,057
Property and Equipment	12,234	75,787

Gross deferred tax assets	$3,519,174	$3,086,762

    At December 31, 2006 and 2007 and March 31, 2008, the Company did not have any deferred tax liabilities.

    In assessing the realizability of its deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company considered historical book income, the scheduled reversal of deferred tax assets (including the impact of available carryback and carryforward periods), and projected future book and taxable income in making this assessment. In order to fully realize the deferred tax asset, the Company will need to generate future taxable income of approximately $7,500,000. Taxable income for the years ended December 31, 2006 and 2007 was $1,940,419 and $3,996,647, respectively. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

    The Company has state investment tax credit carryforwards of $574,500 and $293,645 at December 31, 2006 and 2007, respectively, which expire commencing in 2014. The credits (which are not refundable) are available presuming the Company maintains operations at its present location for at least 10 years during the term that the tax credit is available.

    In 2004 the Company was awarded $875,000 in State of Indiana incentives for jobs creation. The grant was contingent on the Company creating 101 jobs over a six year period ending December 31, 2009. The credits are earned annually and recorded as a reduction to payroll taxes. In 2007, the Company was awarded an economic incentive package from the State of Indiana and the City of Indianapolis totaling $2,148,091 consisting of a two-year training grant and certain state and local tax abatements and job credits which expire in 2014. The financial statements reflect state and local tax credits of $126,435, $186,920, and $282,003 for 2005, 2006, and 2007, respectively.

(5)    Series C Redeemable Convertible Preferred Stock

    Series C redeemable convertible preferred stock entitles holders to receive cumulative annual dividends at $0.0716 per share, payable in shares of stock at $1.79 per share. Series C dividends are accrued whether or not declared by the board of directors, due to the fact that they are mandatorily redeemable, and were $1,035,616 and $1,260,000 at December 31, 2006 and 2007, respectively, and $1,260,000 (unaudited) at March 31, 2008. Dividends for Series C Preferred Stock ceased to accrue on July 14, 2007.

    In the event of liquidation, Series C holders are entitled to receive the sum of $1.79 per share plus the amount such holders would have received if the Series C was converted to common stock immediately prior to liquidation, provided such sum amount shall not exceed the "Series C Limit" as defined in the Company's Certificate of Incorporation. Liquidation distributions shall first be paid to the Series C holders prior to payment of any distributions to any other series or class of the Company's capital stock.

    Each share of Series C preferred stock shall automatically convert to common stock upon the earlier to occur of a qualified public offering or such date as holders of a majority of the outstanding Series C request such conversion. After July 14, 2009, the holders of the Series C preferred stock may demand that the Company redeem any portion of each holder's shares for cash equal to the Series C purchase price plus all accrued and unpaid dividends. In accordance with the Securities and Exchange Commission Accounting Series Release No. 268, the Company has recorded the Series C preferred stock as temporary equity. The temporary equity is remeasured at each reporting period at the redemption value on that date. The redemption amount at December 31, 2006 and 2007 was $11,535,616 and $11,760,000, respectively, and $11,760,000 (unaudited) at March 31, 2008.

EXACTTARGET, INC.

Notes to Financial Statements (Continued)

December 31, 2005, 2006, 2007 and March 31, 2008 (unaudited)

(6)    Stockholders' Deficit

    The Company is authorized to issue 25,000,000 shares of common stock and 13,363,262 shares of preferred stock.

    Preferred stock is divided into four separate series, designated as Series A, Series B, Series C and Series D preferred stock. Series A and Series B of preferred stock entitles the holders to receive cumulative annual dividends at the following rates: Series A—$0.015 per share and Series B—$0.02115 per share. The holders of Series D preferred stock are not entitled to receive any dividends unless otherwise declared by the Company's Board of Directors. Cumulative undeclared and unaccrued dividends for Series A and B shares total $314,092 and $382,618 at December 31, 2006 and 2007, respectively, and $400,199 (unaudited) at March 31, 2008.

    In the event of liquidation, holders are entitled to receive the greater of $0.30 per share (Series A) or $0.4231 per share (Series B), plus all accrued but unpaid dividends with respect to each share; or the amount such holders would have received if the Series A or Series B, as applicable, was converted to common stock immediately prior to liquidation. Liquidation distributions shall first be paid to the Series C holders, then to the Series B and Series A holders, pro rata, and, finally, to the common holders. Series D holders are not entitled to any liquidation preferences.

    Each share of preferred stock is convertible at anytime at the option of the holder into common stock at the then applicable conversion rate. In addition, each share of Series A and Series B shall automatically convert to common stock upon the earlier to occur of a qualified public offering, as defined, or such date as holders of at least 75% of the outstanding Series A and Series B request such conversion. Each share of Series D shall automatically convert to common stock upon the earlier to occur of a qualified public offering, such date as holders of a majority of the outstanding Series D request such conversion, or the conversion of all of Series C to common stock.

    On or after December 14, 2006, Series A and B shares may be subject to optional redemption by the Company. The redemption price shall be the sum of the applicable liquidation preference, plus the amount per share of preferred stock based on the appraised value of the Company and the applicable conversion rate for the preferred stock.

    In November 2006, the Company issued 1,250,000 shares of Series D preferred stock at $4.00 per share for total proceeds of $5,000,000. The Company concurrently repurchased and retired 1,053,394 shares of common stock, 166,759 shares of Series A preferred stock, and 29,847 shares of Series B preferred stock for $4,213,576, $667,036 and $119,388, respectively, using the proceeds from the sale of Series D preferred stock. The Series A and Series B preferred and common stock were repurchased at $4.00 per share, a premium of $3.70, $3.58 and $3.999 per share, respectively, compared to the carrying value of $0.30, $0.42 and $0.001 per share, respectively.

    In January 2007, the Company issued 677,500 shares of Series D preferred stock at $4.00 per share for total proceeds of $2,710,000. The Company concurrently repurchased and retired 653,704 shares of common stock, 20,604 shares of Series A preferred stock, and 3,192 shares of Series B preferred stock for $2,614,816, $82,416 and $12,768, respectively, using the proceeds from the sale of Series D preferred stock. The Series A and Series B preferred and common stock were repurchased at $4.00 per share, a premium of $3.70, $3.58 and $3.999 per share, respectively, compared to the carrying value of $0.30, $0.42 and $0.001 per share, respectively.

    The excess consideration paid to the Series A and Series B preferred stockholders participating in the partial redemption in 2006 and in 2007 is considered an investment return to these preferred stockholders in the determination of net income available to common shareholders and calculation of the Company's earnings per share.

(7)    Equity Incentive Plans

ExactTarget, Inc. 2004 Stock Option Plan, as amended

    In 2004, the stockholders and board of directors approved the "ExactTarget, Inc. 2004 Stock Option Plan" or the "2004 Plan." Under the plan, a maximum of 4,807,624 shares of common stock are authorized for issuance to provide a continuing long-term incentive to key employees to provide a means of rewarding outstanding performance and to enhance its ability to recruit and retain key personnel. Options granted vest over four years. For options issued prior to July 14, 2004, vesting commences one year from the grant date at 25% and continues to vest at 25% per year for the three years thereafter on the anniversary date of the grant date. For options issued on or after July 14, 2004, 25% of the options granted are exercisable one year from grant and the remaining 75% ratably over the remaining 36 months. Options expire ten years from date of grant and are forfeited if not exercised within 30 days of an employee leaving the Company. In determining the exercise prices for options granted, the Company's Board of Directors estimates the fair value of our common stock on a quarterly basis, with input from management, as of the date of grant. The fair value of the common stock was determined by the Board of Directors after considering a broad range of factors, including peer group trading multiples, the illiquid nature of an investment in the Company's common stock, the Company's historical financial performance and financial position, the Company's future prospects and opportunity for liquidity events, and sale and offer prices of convertible preferred stock in private transactions negotiated at arm's length. Options available for future grants under the 2004 Plan at December 31, 2006 and 2007 were 207,393 and 597,695, respectively. The Company ceased granting options under the 2004 Plan in January 2008.

ExactTarget, Inc. 2008 Equity Incentive Plan

    The "2008 Equity Incentive Plan," which we refer to as the "2008 Plan," became effective on February 1, 2008 and was approved by our board of directors on January 23, 2008 and by our stockholders on March 28, 2008. The 2008 plan provides for the grant of incentive stock options, nonstatutory stock options, stock appreciation rights and restricted stock, collectively "awards." Our employees and directors, and any subsidiary corporation's employees and directors, are eligible to receive awards under the 2008 plan. However, incentive stock options may only be granted to our employees or any subsidiary corporation's employees. The Compensation Committee has the power to determine the terms of the awards, including the employees and directors who will receive awards, the exercise price of options which must be no lower than fair market value, the fair market value of the shares subject to each award, the number of shares subject to each award, the vesting schedule and exercisability of awards and the form of consideration payable upon exercise or purchase, as applicable. Awards available for future grants under the 2008 Plan at March 31, 2008 was 980,976.

Equity Plan Activity

    The following table sets forth the total stock-based compensation expense resulting from stock awards included in the Company's Statements of Operations upon the adoption of SFAS 123R:

	Year Ended December 31,		Three Months Ended March 31,
	2006	2007	2008
			(unaudited)
Cost of revenues	$21,532	$56,567	$33,940
Sales and marketing	40,207	79,331	57,374
Development	44,363	148,690	58,865
General and administrative	7,161	64,626	8,533

Total stock-based compensation expense	$113,263	$349,214	$158,712

    In accordance with SFAS 123R, the Company is also required to present excess tax benefits from the exercise of stock options, if any, as financing cash flows rather than operating cash flows.

    As of December 31, 2006, 2007, and March 31, 2008, $548,186, $2,063,463, and $2,592,603 (unaudited), respectively, of total unrecognized stock-based compensation expense related to non-vested awards is expected to be recognized over the respective vesting terms of each award through 2011. The weighted average term of the unrecognized stock-based compensation expense is 3.3 years and 3.6 years for the years ended December 31, 2006 and 2007, respectively, and 3.4 years (unaudited) at March 31, 2008.

    The fair value of options was estimated at the date of grant using a Black-Scholes-Merton option pricing model with the following weighted average assumptions:

	Year Ended December 31,		Three Months Ended March 31,
	2006	2007	2008
			(unaudited)
Expected volatility	41.21%	37.84% - 39.00%	56.86%
Risk free interest rate	4.75%	3.80% - 4.84%	2.75%
Expected dividend yield	0.00%	0.00%	0.00%
Expected option term (in years)	6.25	6.25	6.25

    The fair value of options for the years ended December 31, 2006 and 2007 is based on a volatility of 41.21% and between 37.84% - 39.00%, respectively, and 56.86% (unaudited) for the three months ended March 31, 2008. The Company believes the historical volatility of a peer group of companies is representative of future stock price trends. Therefore, expected volatility is based on historical volatility of the publicly traded stock of a peer group of companies analyzed by the Company over the expected term of the options.

    The risk free interest rate for periods within the contractual life of the Company's stock options is based on the U.S. Treasury yield curve in effect at the time of grant for time periods similar to the expected term of the award. The Company has never declared or paid any cash dividends and does not plan to pay cash dividends in the foreseeable future, and, therefore, used an expected dividend yield of zero in the valuation model. The expected option term of 6.25 years is based on the average of the vesting term and the 10 year contractual lives of all options awarded. Using the assumptions above, the weighted average grant date fair value of options granted during the years ended December 31, 2006 and 2007 was $1.62 and $2.20, respectively, and $3.84 (unaudited) for the three months ended March 31, 2008.

    Stock option activity in the equity incentive plans for 2006 and 2007 and the three months ended March 31, 2008 is as follows:

	Shares	Weighted average exercise price	Weighted average remaining contractual life	Aggregate intrinsic value
Outstanding
Balance at December 31, 2005	3,131,892	$0.7041
Granted	459,500	4.0000
Exercised	(413,777)	0.4144
Forfeited	(274,661)	1.1120

Balance at December 31, 2006	2,902,954	1.2288	6.88	$8,044,666
Granted	924,000	5.8977
Exercised	(62,123)	0.7637
Forfeited	(61,802)	3.0918

Balance at December 31, 2007	3,703,029	2.3719	6.80	20,804,031
Granted (unaudited)	85,000	7.9377
Exercised (unaudited)	(16,676)	1.2012
Forfeited (unaudited)	(18,281)	5.1028

Balance at March 31, 2008 (unaudited)	3,753,072	2.4898	6.61	23,607,411

Vested or expected to vest at December 31, 2006	2,781,945	1.1762	6.81	7,855,656

Vested or expected to vest at December 31, 2007	3,551,347	2.2676	6.69	20,322,228

Vested or expected to vest at March 31, 2008 (unaudited)	3,663,857	2.4284	6.56	23,271,185

Exercisable at December 31, 2006	1,866,819	0.5124	6.00	6,510,718

Exercisable at December 31, 2007	2,291,648	0.8688	5.46	16,319,327

Exercisable at March 31, 2008 (unaudited)	2,387,654	$0.9402	5.31	$18,718,796

    The aggregate intrinsic value represents the total pre-tax intrinsic value, based on a stock price of $4.00 and $7.99 per share at December 31, 2006 and 2007, respectively, and $8.78 (unaudited) at March 31, 2008, which would have been received by the option holders had all option holders exercised their options as of that date. This amount changes based on the current price of the stock. The total intrinsic value of options exercised was $92,033, $1,483,637, and $235,787 for the years ended December 31, 2005, 2006, and 2007, respectively, and $113,211 (unaudited) for the three months ended March 31, 2008.

    The following table summarizes information about the options outstanding as of March 31, 2008:

Options outstanding			Options exercisable
Range of exercise price	Shares	Weighted average remaining contractual life	Shares
$0.1074 – $0.1074	521,416	3.39	521,416
0.2148 – 0.3000	316,476	3.84	316,476
0.4231 – 0.4231	832,900	5.26	812,025
1.0000 – 1.0000	388,828	6.59	314,370
2.5000 – 2.5000	252,500	7.43	164,820
4.0000 – 4.0000	587,452	8.30	258,297
5.5200 – 5.5200	297,500	9.26	250
6.7200 – 6.7200	474,500	9.65	—
7.9900 – 7.9900	81,500	9.78	—

    During the three months ended March 31, 2008, the Company granted 50,000 shares of restricted stock to non-employee directors with a weighted average fair value of $7.99. There were no shares of restricted stock forfeited during the three months ended March 31, 2008. The Company did not grant restricted stock prior to December 31, 2007.

(8)    401(k) Savings Plan

    The Company has a defined compensation savings plan under Section 401(k) of the Internal Revenue Code. This plan covers substantially all employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis. Contributions to the plan may be made at the discretion of the Board of Directors. There were no contributions during the years ended December 31, 2005 and 2006 and a contribution of $92,171 for the year ended December 31, 2007 and $52,018 (unaudited) for the three months ended March 31, 2008.

(9)    Related Party Transaction

    The Company signed a business development agreement with Insight Business Development, LLC, an affiliate of a significant preferred stockholder, on July 15, 2004. Under the terms of the agreement, the Company paid a quarterly retainer of $18,750 plus reimbursement for reasonable travel costs. Costs incurred under the agreement totaled $99,057 and $68,653 in 2005 and 2006, respectively. The agreement was cancelled by the Company in September 2006.

    Mr. Ferguson, a member of our board of directors since January 2008, is the President and Chief Executive Officer of CareerBuilder.com, a position he has held since 2003. Careerbuilder.com has been one of our customers for several years. During the three months ended March 31, 2008, the aggregate amount of revenue recognized from CareerBuilder.com was approximately $152,000 (unaudited). Accounts receivable from CareerBuilder.com was $56,000 (unaudited) as of March 31, 2008.

(10)    Subsequent Events

    In February 2008 and May 2008, the Company conducted a valuation of its common stock as of December 31, 2007 and March 31, 2008, respectively, to provide additional support for estimates of fair value for the issuance of stock options. As a result of the valuation performed under the fair value standard, beginning in January 2008 and April 2008 the Company has used $7.99 and $8.78 (unaudited), respectively, as the per share exercise price of options and the fair value of restricted stock approved for grant.

    In May 2008, the Company signed a lease for an additional 50,000 square feet of office space in Indianapolis, Indiana. The ten year lease will commence in September 2008 for 25,000 square feet and expand to 50,000 square feet on or before the first anniversary of the lease commencement. The Company has a first right of offer on leasing additional space in the same facility during the lease term and may terminate the lease effective July 31, 2013. Minimum future lease payments resulting from the lease are as follows:

2008	$139,519
2009	523,723
2010	734,054
2011	734,054
2012	734,054
Thereafter	4,159,640

Total	$7,025,044

ExactTarget's email marketing and one-to-one digital communication platform can be utilized directly through the ExactTarget application, or it can be easily integrated with or embedded through other complimentary software applications.

ExactTarget. application

ExactTarget. integrated

Integrates our products with leading CRM and web analytics providers such as Salesforce.com, Microsoft Corporation, Omniture, and others.

ExactTarget. embedded

Provides our communication platform as a set of web services to independent software vendors and developers so that they may embed our functionality into their applications.

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Thomas Weisel Partners LLC
William Blair & Company
Wachovia Securities
Pacific Crest Securities
Canaccord Adams

Neither we nor any of the underwriters have authorized anyone to provide information different from that contained in this prospectus. When you make a decision about whether to invest in our common stock, you should not rely upon any information other than the information in this prospectus. Neither the delivery of this prospectus nor the sale of our common stock means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy these shares of common stock in any circumstances under which the offer or solicitation is unlawful.

Until                          , 2008, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as underwriter and with respect to their unsold allotments or subscriptions.

PART II—INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

    The following table sets forth all costs and expenses, other than underwriting discounts and commissions, payable by the Company in connection with the sale and distribution of the common stock being registered. No portion of such costs and expenses will be borne by the selling stockholders. All amounts shown are estimates except for the SEC registration fee and the FINRA filing fee.

SEC registration fee		$2,649
FINRA filing fee		9,125
The NASDAQ Global Market listing fee		100,000
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer Agent's fees and expenses		*
Miscellaneous expenses(1)		*

Total:	$	*

*	To be completed by amendment.
(1)
This amount represents additional expenses that may be incurred by the Company in connection with the offering over and above those specifically listed above, including roadshows and mailing and distribution costs.

Item 14.    Indemnification of Directors and Officers.

    The Company is a corporation organized under the laws of the State of Delaware. Section 145 of the Delaware General Corporation Law (the "DGCL") permits a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise. A corporation may indemnify against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if the person indemnified acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. In the case of an action or suit by or in the right of the corporation to procure a judgment in its favor, no indemnification may be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery of the State of Delaware, or the court in which such action or suit was brought, shall determine upon application that, despite the adjudication of liability, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper. Section 145 provides that, to the extent a present or former director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to above or in the defense of any claim, issue or matter therein, he or she shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection therewith.

    Article VIII of our Amended and Restated Certificate of Incorporation ("Charter"), provides that to the fullest extent permitted by the DGCL, no director of our company shall be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director. In addition, our Charter provides that if the DGCL is amended to authorize broader indemnification rights, then the indemnification rights applied should be to fullest extent permitted by the DGCL, as so amended. Article VIII of the Charter further provides that any amendment or repeal of such article by our stockholders will not adversely affect any right or protection existing at the time of such amendment or repeal with respect to any acts or omissions occurring before such amendment or repeal of a director serving at the time of such repeal or modification. In addition, Article VIII of our Charter provides that the right of each of our directors to indemnification and advancement of expenses shall not be exclusive of any other right now possessed or hereafter acquired under any law, bylaw, agreement, vote of stockholders or disinterested director or otherwise.

    Article IV of our Amended and Restated ByLaws, (the "ByLaws"), provides that we will indemnify each of our directors to the fullest extent permitted by the DGCL. Article V of our ByLaws provides that we will indemnify each of our officers to the fullest extent permitted by the DGCL.

    We have entered into agreements to indemnify Messrs. Baggott, Compton, Dorsey, Ferguson, Koutoupes, Maudlin and Maxwell, each of whom is a current member of our board of directors. With specified exceptions, these agreements provide for indemnification for related expenses including, among other things, attorneys' fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding.

    We maintain a general liability insurance policy that covers certain liabilities of directors and officers of our corporation arising out of claims based on acts or omissions in their capacities as directors or officers.

    In any underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act of 1933, as amended, against certain liabilities.

Item 15.    Recent Sales of Unregistered Securities.

    The information presented below describes sales and issuances of securities by the Registrant within the last three years. The information presented below regarding the aggregate consideration received by the Registrant is provided before deduction of offering and other related expenses. The consideration for all such sales and issuances was cash.

        (a)   On November 8, 2006 and January 26, 2007, the Registrant issued a total of 1,927,500 shares of the Registrant's Series D preferred stock, at a purchase price of $4.00 per share, or $7,710,000 in the aggregate, to nine accredited investors. The issuance of convertible preferred stock were exempt pursuant to Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act").

        (b)   From May 1, 2005 through April 30, 2008, we have issued options to purchase 2,010,500 shares of our common stock to our employees. Options issued under our 2004 stock option plan were granted with exercise prices ranging from $1.00 to $7.99. Options issued under our 2008 equity incentive plan were granted with exercise prices ranging from $7.99 to $8.78. From May 1, 2005 through April 30, 2008, we have issued and sold an aggregate of 511,400 shares of common stock upon exercise of options for an aggregate consideration of $247,678. The issuance of common stock upon exercise of the options were exempt pursuant to Rule 701 as a transaction pursuant to a compensatory plan. The shares of our common stock issued upon exercise of options are deemed restricted securities for purposes of the Securities Act.

        (c)   In March 2008, we issued 50,000 shares of restricted common stock to our non-employee directors. The restricted shares were granted under our 2008 equity incentive plan with a per-share fair market value of $7.99. The issuances of the restricted shares were exempt pursuant to Rule 701 as transactions pursuant to a compensatory plan.

    The issuances of securities in the transactions described in paragraph (a) above were effected without registration under the Securities Act in reliance on Section 4(2) and Regulation D promulgated thereunder in that such sales were made without public offering to purchasers who represented that they were accredited investors as defined under the Securities Act. The issuances of securities in the transactions described in paragraphs (b) and (c) above were effected without registration under the Securities Act in reliance on Section 4(2) thereof or Rule 701 thereunder as transactions pursuant to compensatory benefit plans and contracts relating to compensation. None of the foregoing transactions was effected using any form of general advertising or general solicitation as such terms are used in Regulation D under the Securities Act. The recipient of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates or other instruments issued in such transactions. No underwriters were involved in the foregoing sales of securities.

Item 16.    Exhibits and Financial Statement Schedules.

        (a)   Exhibits. Please see Index to Exhibits, which is incorporated herein by reference.

        (b)   Financial Statement Schedules. The following schedules are filed as part of this registration statement:

Schedule II—Valuation and Qualifying Assets

    All other schedules have been omitted because the information required to be presented in them is not applicable or is shown in the financial statements or related notes.

Schedule II—Valuation and Qualifying Accounts

	Balance at Beginning of Period	Recorded to Expenses	Reduction to Revenues	Write-offs	Balance at End of Period
Three Months Ended March 31, 2008:
Allowance for doubtful accounts and future credits	$520,238	$126,902	$375,857	$(75,573)	$947,424
Year Ended December 31, 2007:
Allowance for doubtful accounts and future credits	540,468	257,970	438,262	(716,462)	520,238
Year Ended December 31, 2006:
Allowance for doubtful accounts and future credits	407,948	117,089	540,189	(524,758)	540,468
Year Ended December 31, 2005:
Allowance for doubtful accounts and future credits	132,378	294,841	88,461	(107,732)	407,948

Item 17.    Undertakings.

        (a)   The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        (b)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        (c)   The undersigned registrant hereby undertakes that:

          (1)   For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2)   For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3)   For the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a line of contract or sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

          (4)   For the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

    (i)
    Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

    (ii)
    Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

    (iii)
    The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

    (iv)
    Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Indianapolis, State of Indiana, on May 28, 2008.

EXACTTARGET, INC.
By:	/s/ SCOTT D. DORSEY Scott D. Dorsey, President and Chief Executive Officer

    Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ SCOTT D. DORSEY Scott D. Dorsey	President, Chief Executive Officer, Director (Principal Executive Officer)	May 28, 2008
/s/ TRACI M. DOLAN Traci M. Dolan	Chief Financial Officer and Executive Vice President Finance and Administration (Principal Financial Officer and Principal Accounting Officer)	May 28, 2008
* Chris Baggott	Director	May 28, 2008
* Robert A. Compton	Director	May 28, 2008
* Matthew W. Ferguson	Director	May 28, 2008
* Nikitas Koutoupes	Director	May 28, 2008
* Timothy I. Maudlin	Director	May 28, 2008
* Scott M. Maxwell	Director	May 28, 2008
*By:	/s/ SCOTT D. DORSEY Scott D. Dorsey, as Attorney-in-fact

INDEX TO EXHIBITS

Exhibit Number	Description
1.1*	Form of Underwriting Agreement.
3.1†	Amended and Restated Certificate of Incorporation in effect prior to the completion of the offering.
3.2†	Form of Second Amended and Restated Certificate of Incorporation of Registrant to be effective upon closing of the offering.
3.3†	ByLaws of Registrant in effect prior to completion of the offering.
3.4†	Form of Amended and Restated ByLaws of Registrant to be effective upon the closing of the offering.
4.1*	Specimen Common Stock Certificate.
4.2†	Amended and Restated Stockholders' Agreement dated November 8, 2006.
5.1†	Form of Opinion of Ice Miller LLP.
10.1†	2004 Stock Option Plan.
10.2†	Form of Stock Option Agreement.
10.3†	Amended and Restated Registration Rights Agreement between Registrant and certain Investors named therein.
10.4†	Form of Employment Agreement between Registrant and each of Scott D. Dorsey, Traci M. Dolan, Scott S. McCorkle, Scott J. Bleczinski and Peter D. McCormick.
10.5†	Form of Indemnification Agreements between Registrant and each of the directors of Registrant.
10.6†	Loan and Security Agreement between Registrant and Silicon Valley Bank, dated December 1, 2005.
10.7†**	Patent License Agreement (Nonexclusive) between Registrant, Subscriber Mail, LLC and Hula Holdings, LLC, dated March 24, 2006.
10.8†	ExactTarget, Inc. 2008 Equity Incentive Plan.
10.9†	Form of 2008 Stock Option Agreement
10.10†	Form of Restricted Stock Agreement between Registrant and independent directors.
10.11†	Loan and Security Agreement between Registrant and Silicon Valley Bank, dated March 31, 2008.
10.12	Lease Agreement for The Guaranty Building between Guaranty Holdings Company, LLC and Registratant, dated March 16, 2005.
10.13	First Amendment to Lease Agreement between Guaranty Holdings Company, LLC and Registrant, dated January 16, 2006.
10.14	Second Amendment to Lease Agreement between Guaranty Holdings Company, LLC and Registrant, dated April 26, 2007.
10.15	Gibson Building Office Lease between American United Life Insurance Company and Registrant, dated May 27, 2008.
23.1†	Consent of Ice Miller LLP (included in Exhibit 5.1).
23.2	Consent of KPMG LLP, Independent Registered Public Accounting Firm.
24.1†	Power of Attorney, pursuant to which amendments to this Form S-1 may be filed, is included on the signature page contained in Part II of initial Form S-1.
24.2†	Power of Attorney for Matthew W. Ferguson.
24.3	Power of Attorney for Timothy I. Maudlin.

†
Previously filed.

*
To be filed by amendment.

**
Confidential treatment has been requested for certain portions of this document, which have been redacted in the copy of the exhibit filed with the Securities Exchange Commission.

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TABLE OF CONTENTS
PROSPECTUS SUMMARY
THE OFFERING
SUMMARY FINANCIAL DATA
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED FINANCIAL AND OTHER DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
PRINCIPAL AND SELLING STOCKHOLDERS
CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS
DESCRIPTION OF CAPITAL STOCK
MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF COMMON STOCK
SHARES ELIGIBLE FOR FUTURE SALE
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm
EXACTTARGET, INC. Balance Sheets
EXACTTARGET, INC. Statement of Operations
EXACTTARGET, INC. Statements of Redeemable Convertible Preferred Stock and Stockholder's Equity (Deficit)
EXACTTARGET, INC. Statements of Cash Flows
EXACTTARGET, INC. Notes to Financial Statements
PART II—INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
INDEX TO EXHIBITS